Form 20-F
period 2010-12-31
LONE OAK ACQUISITION CORP
filed 2011-08-05
CIK 1506374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 31, 2010

For the transition period from ________ to ________

Commission file number 005-86157

Lone Oak Acquisition Corporation
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong
(Address of principal executive offices)

Berke Bakay
(972) 985-2190
berkebakay@bbscapitalmanagement.com
4975 Preston Park Boulevard, Suite 775W
Plano, Texas 75093
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units
(Title of Class)

Ordinary Shares, $0.001 par value
(Title of Class)

Ordinary Share Purchase Warrants
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 31, 2010, the issuer had 1,026,625 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

i

ii

iii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	references to “we,” “us,” “our” or “our company” refer to Lone Oak Acquisition Corporation;

•	references to “US$” or“$” refer to the legal currency of the United States;

•	“Companies Law” refers to the Companies Law (Revised) of the Cayman Islands; and

•
the term “Prospectus” means our prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933 with the U.S. Securities and Exchange Commission on March 22, 2011 and which is filed as Exhibit 15.1 to this report.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•	ability to complete our initial business combination;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•
officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	expectations regarding the involvement of our management following our initial business combination;

•
estimates regarding the operating expenses of our business before the consummation of our initial business combination and the beliefs that we will have sufficient funds to operate for the next 18 months, or 24 months pursuant to the automatic period extension, assuming that our initial business combination is not consummated during that time;

•	potential ability to obtain additional financing to complete a business combination;

•	pool of prospective target businesses;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for shares;

•	our public securities’ potential liquidity and trading;

•	use of proceeds from our initial public offering not held in the trust account or available to us from interest income on the trust account balance; or

•	financial performance.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the sections “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The following selected financial data, other than selected operating data, have been derived from our audited financial statements as of December 31, 2010 and for the period from June 17, 2010 (inception) to December 31, 2010, which are included elsewhere in this report. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected financial information as of December 31, 2010 and for the period from June 17, 2010 (inception) to December 31, 2010 should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2010
Working capital (deficiency)	$(180,762)
Total assets	246,712
Total liabilities	235,440
Shareholders’ equity	11,272

Selected statement of operation data:	For the period from June 17, 2010 (Inception) to December 31, 2010
Formation and operating expenses	$13,728
Net Loss	(13,728)
Weighted average shares outstanding – basic and diluted(1)	1,026,625
Basic and diluted net loss per share	$(0.01)

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

The information set forth in the Prospectus under the heading “Risk Factors” is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a blank check company organized under the laws of the Cayman Islands on June 17, 2010 as an exempted company with limited liability. Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands. As an exempted company, we are able to avoid direct taxation from the Cayman Islands government for a period of 20 years if such direct taxation were ever introduced in the Cayman Islands by obtaining a tax undertaking from the Cayman Islands government.

We were formed with the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, or control of such operating businesses through contractual arrangements. Our search for a target business is not limited to any industry or geographic location.

We do not have any specific business combination under consideration, but we are actively searching for a target business.  Target business candidates have been brought to our attention from various unaffiliated sources, including brokers, finders, lawyers, and other referral sources. Our officers and directors as well as their affiliates have also brought to our attention target business candidates.  In no event, however, will we pay any of our existing officers, directors, or shareholders or any entity with which they are affiliated any finder’s fee or other compensation prior to or in connection with the consummation of a business combination. However, at this time we have not identified a suitable acquisition target. Unlike many other blank check companies, we are not required to consider a target’s valuation when entering into or consummating our initial business combination. We will have considerable flexibility in identifying and selecting a prospective acquisition target, except that we will not acquire another blank check company or a similar type of company. We intend to utilize cash derived from the proceeds of our initial public offering, our capital stock, debt or a combination of these in effecting a business combination.

On March 24, 2011, the initial public offering (“IPO”) of 4,000,000 of our units was consummated.  Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one warrant. Each warrant entitles the holder to purchase one ordinary share at an exercise price of $5.00 per share. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $32,000,000.  Simultaneous with the consummation of the IPO, we also completed an offering of 6,600,000 warrants to certain of our directors and officers, advisory board members and/or their respective affiliates, generating gross proceeds of $2,310,000 (the “Warrant Offering”). An aggregate of $32,640,000 from the sale of the units and warrants was placed in trust.  On March 29, 2011, EarlyBirdCapital, Inc., the lead underwriter for the IPO, notified us that it exercised its over-allotment option to purchase an additional 106,500 Units (the “Option Units”) and indicated it does not intend on exercising the remaining portion of the over-allotment option. On March 30, 2011, we consummated the closing of the Option Units (the “Option Units Offering”).  The Option Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $852,000.  Of the gross proceeds of the Option Units Offering, $822,180 was placed in trust, for a total of $33,462,180, or approximately $8.15 per share sold in the IPO.

On June 15, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately.

B.	Business Overview

The information set forth in the Prospectus under the heading “Proposed Business” is incorporated herein by reference.

In connection with repurchases of our ordinary shares that have occurred pursuant to the terms of our 10b5-1 Plan that we entered into with Morgan Stanley Smith Barney, the redemption threshold for public shareholders exercising their redemption rights has been reduced.  Accordingly, as of July 8, 2011, we will proceed with a business combination only if public shareholders owning less than 82.5% of the total number of shares sold in the IPO exercise their redemption rights.

C.	Organizational Structure

We are a blank check company organized under the laws of the Cayman Islands on June 17, 2010 as an exempted company with limited liability.  We do not have any subsidiaries.

D.	Property, Plants and Equipment

The information set forth in the Prospectus under the heading “Proposed Business—Facilities” is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Financial Data” and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” of this report.

Overview

We were formed on June 17, 2010 to serve as a vehicle to acquire, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, or control of such operating businesses through contractual arrangements. Our search for a target business is not limited to a particular geographic region or industry. We intend to utilize cash derived from the proceeds of this offering, our securities, debt or a combination of cash, securities and debt, in effecting a business combination. The issuance of additional ordinary or preferred shares:

•	May significantly reduce the equity interest of our shareholders;

•	May subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to our ordinary shares;

•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices of our securities.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that required the maintenance of certain financial ratios or reserves and we breach any such covenant without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception up to the closing of our IPO was in preparation of that event.  After the IPO, our activity has been limited to the evaluation of business combination candidates, and we will not be generating any operating revenues until the closing and completion of our initial business combination.  We expect to generate small amounts of non-operating income in the form of interest income on cash and cash equivalents.  Interest income is not expected to be significant in view of current low interest rates on risk-free investments (treasury securities).  We expect to incur increased expenses as a result of being a public company (For legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

We incurred a net loss of $13,728 for the period from June 17, 2010 (inception) through December 31, 2010 related to formation and operating costs.  Until we enter into a business combination, we will not have any revenues.

Liquidity and Capital Resources

As of December 31, 2010, we had $54,678 in cash and cash equivalents.  In restricted cash and cash equivalents held in trust, as of July 8, 2011 we had $28,780,084, which amount is to be used only to consummate a business combination and repurchase or redeem our ordinary shares.  As of August 4, 2011, we have used $4,682,096 of the funds held in trust to repurchase our ordinary shares.

We intend to use the cash available for operations plus the interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements. As of August 4, 2011, U.S Treasury Bills with 4 week, three month, and six month maturities were yielding approximately 0.01%, 0.02%, and 0.08%, respectively.  While we may invest in other securities, we believe such rates are representative of those we may receive on the balance of the trust account.

Over the potential 24 months available to us to consummate a business combination, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We anticipate that we have and will incur approximately:

•
$50,000 of expenses for the search for target businesses and for the legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of a business combination;

•	$25,000 of expenses for the due diligence and investigation of a target business by our officers, directors and initial shareholders;

•	$25,000 of expenses in legal and accounting fees relating to our SEC reporting obligations;

•	$210,840 for general working capital that will be used for miscellaneous expenses, liquidation obligations and reserves, including director and officer liability insurance premiums; and

•	$135,000 representing the $7,500 per month fee for office space, administrative services and secretarial support.

We anticipate that in order to fund our working capital requirements, we will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account and that we may need to enter into contingent fee arrangements with our vendors.  We may need to raise additional capital through loans or additional investments from our initial shareholders, officers, directors, or third parties.  None of the initial shareholders, officers or directors is under any obligation advance funds to, or invest in, us.  Accordingly, we may not be able to obtain additional financing.  If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of our business plan, and controlling overhead expenses.  We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the IPO and the private placement of insider warrants, including amounts in the trust account, will be invested in U.S. treasuries having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no material exposure to interest rate risk.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations

As of December 31, 2010, we did not have any off-balance sheet arrangements and did not have any commitments or contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The information set forth in the Prospectus under the heading “Management” is incorporated herein by reference.

B.	Compensation

The information set forth in the Prospectus under the headings “Management—Employment Agreements” and “Management—Executive Officer and Director Compensation” is incorporated herein by reference.

C.	Board Practices

The information set forth in the Prospectus under the heading “Management—Conflicts of Interest” is incorporated herein by reference.

D.	Employees

As at December 31, 2010, we had three executive officers.  The information set forth in the Prospectus under the heading “Proposed Business—Employees” is incorporated herein by reference.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of August 4, 2011:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of Ownership
Directors and executive officers:
Berke Bakay(2)	431,852	9.3%
Baris Merzeci	8,927	*
Can Aydinoglu	8,927	*
All directors and executive officers as a group(3 individuals)	449,679	9.7%

Principal shareholders:
BBS Capital Fund, LP(2)	422,925	9.1%
Hauser Holdings LLC(3)	422,925	9.1%
Rampant Dragon LLC(4)	153,994	3.3%
Steven M. Oliveira(5)	436,000	9.4%
Bulldog Investors(6)	300,000	6.4%
Polar Securities Inc.(7)	350,000	7.5%
Fir Tree Value Master Fund, L.P.(8)	395,000	8.5%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner is c/o Lone Oak Acquisition Corporation, Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(2)
The number of ordinary shares beneficially owned by Mr. Bakay consists of ordinary shares beneficially owned by BBS Capital Fund, LP and Berke Bakay, which together are referred to as the “BBS Management Group.” The BBS Management Group has sole voting and dispositive power over all such ordinary shares. The address of BBS Management Group is 4975 Preston Park Boulevard, Suite 775W, Plano, TX 75093.

(3)
Mary Jane Hauser has sole voting and dispositive power over all ordinary shares held by Hauser Holdings LLC. The address of Hauser Holdings LLC is 50 South Sixth Street, Minneapolis, MN 55402. Ms. Hauser is the wife of Richard J. Hauser, one of our Special Advisors.

(4)
William B. Heyn and James R. Preissler, two of our Special Advisors, hold sole voting and dispositive power over the Rampant Dragon, LLC shares.  The address of Rampant Dragon, LLC is 6416 Santa Rosa Drive, Plano, Texas 75024.

(5)
Based on a Schedule 13G filed on March 30, 2011 by Chardan SPAC Asset Management, LLC, PFSI FBO Steven Oliveira Roth IRA and Steven M. Oliveira.  Steven M. Oliveira has sole voting and dispositive power over the ordinary shares held by Chardan SPAC Asset Management LLC and PFSI FBO Steven Oliveira.

(6)	Based on a Schedule 13G filed on March 31, 2011 by Bulldog Investors. The address of Bulldog Investors is Park 80 West, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey 07663.

(7)
Based on a Schedule 13G filed on March 31, 2011 by Polar Securities Inc. and North Pole Capital Master Fund.  The address of the business office of each of the foregoing reporting persons 372 Bay Street, 21st Floor, Toronto, Ontario M5H 2W9, Canada.

(8)
Based on a Schedule 13G filed on March 31, 2011 by Fir Tree Value Master Fund, LP and Fir Tree, Inc.  . Fir Tree, Inc. is the investment manager of Fir Tree Value Master Fund, L.P., and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value Master Fund, L.P. The address of the business office of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The address of the business office of Fir Tree Value Master Fund, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands10017.

As of August 3, 2011, 99.5% of our outstanding ordinary shares are held by 5 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

All of the initial shares outstanding prior to the IPO have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent. 50% of these shares will not be released from escrow until six months after the closing of the business combination or the liquidation of the trust account if we have not completed a business combination within the required time periods. The remaining 50% of these shares will not be released from escrow until one year after the closing of the business combination or the liquidation of the trust account if we have not completed a business combination within the required time periods.  All of the initial shares may be released from escrow earlier than as described above if within that time period, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Our initial shareholders have agreed that they will not transfer or sell any of their initial shares until 30 days after the registration statement covering the resale of the securities underlying the purchase option we issued to EarlyBirdCapital and its designees in connection with the IPO is declared effective by the SEC.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except for (A) pledges to secure the obligations incurred in connection with purchases of our securities, (B) private sales of the shares placed in the escrow account made at or prior to the consummation of a business combination at prices no greater than the price at which the shares were originally purchased or (C) transfers to (i) our officers and directors, (ii) an entity’s members upon its liquidation, (iii) by bona fide gift to a member of an initial shareholder’s immediate family or to a trust, the beneficiary of which is an initial shareholder or a member of an initial shareholder’s immediate family for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, or (vi) to us for cancellation in connection with the consummation of a business combination, in each case, other than clause (C)(vi), where the transferee agrees to the terms of the escrow agreement). During the escrow period the holders of these shares will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our initial shareholders will receive any portion of the liquidation proceeds with respect to their initial shares.

B.	Related Party Transactions

The information set forth in the Prospectus under the heading “Certain Transactions” is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

See Item 4 Above.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the periods indicated and through July 31, 2011, the high and low sale prices for our units, ordinary shares and warrants, respectively, as reported on the Over-the-Counter Bulletin Board. (See Item 9C for the dates that the securities were traded on each market).

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Fiscal Quarterly Highs and Lows
2011
First Quarter (beginning March 21, 2011)	8.03	7.97	—	—	—	—
Second Quarter	8.05	7.98	—	—	—	—
Third Quarter (through July 31)	8.05	8.05	7.75	7.75	0.39	0.38
Monthly Highs and Lows
March 2011	8.03	7.97	—	—	—	—
April 2011	8.01	8.00	—	—	—	—
May 2011	8.00	7.98	—	—	—	—
June 2011	8.05	7.98	7.75	7.75	0.38	0.37
July 2011	8.05	8.05	7.75	7.75	0.39	0.38

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our units have been quoted on the Over-the-Counter Bulletin Board under the symbol LOKAF since March 21, 2011. Our ordinary shares have been quoted on the Over-the-Counter Bulletin Board under the symbol LOKKF since June 15, 2011. Our warrants have been quoted on the Over-the-Counter Bulletin Board under the symbol LOKWF since June 15, 2011.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information set forth in the Prospectus under the heading “Description of Securities—Amended and Restated Memorandum and Articles of Association” is incorporated herein by reference.

C.	Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The information set forth in the Prospectus under the heading “Taxation” is incorporated herein by reference.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information set forth in the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

On March 24, 2011, we completed (i) our IPO of 4,000,000 units and (ii) the Warrant Offering of 6,600,000 warrants. On March 29, 2011, the underwriters of our initial public offering exercised their over-allotment option, for a total of an additional 106,500 units (over and above the 4,000,000 units sold in the initial public offering) for an aggregate offering of 4,106,500 units. Each unit consists of one ordinary share and one warrant.  Each warrant entitles the holder to purchase one ordinary share at a price of $5.00.  The units were sold at an offering price of $8.00 per unit and the warrants were sold at an offering price of $0.35 per warrant, generating total gross proceeds of $34,310,000.  EarlyBirdCapital, Inc. (“EBC”) acted as the underwriter. The securities sold in the IPO were registered under the Securities Act of 1933 on a registration statement on Form F-1 (File No. 333-172334). The Securities and Exchange Commission declared the registration statement effective on March 16, 2011.

We incurred a total of $1,149,820 in underwriting discounts and commissions. The total expenses in connection with the sale of our warrants in the Warrant Offering and the IPO (including the underwriter’s discounts and commissions) were $1,463,586.

After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the Warrant Offering and the IPO were $33,698,414. $33,462,180 (or approximately $8.15 per unit sold in our initial public offering) of the net proceeds from the IPO and the Warrant Offering was placed in a trust account for our benefit and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The amounts held in the trust account may only be used by us upon the consummation of a business combination, except that there can be released to us, from time to time, (i) amounts necessary to purchase up to 50% of the subunits sold in our initial public offering, (ii) any interest earned on the funds in the trust account that we may need to pay our tax obligations and (iii) any remaining interest earned on the funds in the trust account that we need for our working capital requirements. The remaining interest earned on the funds in the trust account will not be released until the earlier of the completion of a business combination and our liquidation upon failure to effect a business combination within the allotted time.

Through August 4, 2011, we have used $4,682,096 of the proceeds from our IPO and Warrant Offering to repurchase 600,000 ordinary shares in accordance with our 10b5-1 repurchase plan.  We have incurred $32,134 in travel and entertainment expenses, $41,250 in rent expenses, $33,194 in insurance expenses, $7,617 in legal expenses and $8,784 in general and administrative expenses since the closing of the IPO.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2010 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

We do not have a standing audit committee.  Accordingly, we do not have an audit committee financial expert serving on an audit committee.

ITEM 16B. CODE OF ETHICS.

We have not yet adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP, our principal external independent registered public accounting firm, for the periods indicated.

2010

Audit fees(1)	$25,500
Audit related fees	20,000
Tax fees	—
Total fees	$45,500

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

Our board of directors is to pre-approve all auditing services and permitted non- audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Warrant Certificate*
2.4	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.3	Form of Representative’s Unit Purchase Option*
4.4	Form of Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and each of the Initial Shareholders*
4.5	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.6	Form of Share Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders*
4.7	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders*
4.8	Form of Warrant Purchase Agreement among the Registrant, Loeb & Loeb LLP and each of the Initial Shareholders*
4.9	Letter Agreement between BBS Capital Fund, LP, Rampant Dragon, LLC and the Registrant regarding administrative support*
4.10	10b5-1 Trading Plan between the Registrant and Morgan Stanley Smith Barney, LLC*
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Prospectus filed Pursuant to Rule 424(b)(3), dated as of March 16, 2011

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LONE OAK ACQUISITION CORPORATION

August 5, 2011	By:	/s/ Baris Merzeci
	Name:	Baris Merzeci
	Title:	Chief Executive Officer

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

TABLE OF CONTENTS

Page

Report Of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheet	F-3
Statement of Operations	F-4
Statement of Changes in Shareholders’ Equity (Deficit)	F-5
Statement of Cash Flow	F-6
Notes to Financial Statements	F-7 – F-12

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lone Oak Acquisition Corporation

We have audited the accompanying balance sheet of Lone Oak Acquisition Corporation (a company in the development stage) (the “Company”) as of December 31, 2010, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from June 17, 2010 (inception) through December 31, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Oak Acquisition Corporation (a company in the development stage), as of December 31, 2010, and the results of its operations and its cash flows for the period from June 17, 2010 (inception) through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum llp

New York, NY
August 5, 2011

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

BALANCE SHEET

December 31, 2010

ASSETS
Current Asset – Cash and cash equivalents	$54,678
Deferred offering costs associated with proposed public offering	192,034
Total assets	$246,712

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses	$85,440
Notes Payable to Shareholders	150,000
Total current liabilities	235,440

COMMITMENTS

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value
Authorized 50,000,000 shares; issued and outstanding 1,026,625(1)	1,027
Additional paid-in capital	23,973
Accumulated deficit during the development stage	(13,728)
Total shareholders’ equity	11,272
Total liabilities and shareholders’ equity	$246,712

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

STATEMENT OF OPERATIONS

For the Period from June 17, 2010 (Inception) to December 31, 2010

Formation and operating costs	$13,728

Net loss	$(13,728)

Weighted average shares outstanding – basic and diluted(1)	1,026,625

Basic and diluted net loss per share	$(0.01)

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from June 17, 2010 (Inception) to December 31, 2010

	Ordinary Shares(1)
	Shares	Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Shareholders’ Equity

Ordinary shares issued June 17, 2010 (inception) to Initial Shareholders for cash	1,026,625	$1,027	$23,973	$—	$25,000
Net loss from June 17, 2010 to December 31, 2010				(13,728)	(13,728)
Balance at December 31, 2010	1,026,625	$1,027	$23,973	$(13,728)	$11,272

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

STATEMENT OF CASH FLOWS

For the Period from June 17, 2010 (Inception) to December 31, 2010
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(13,728)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liabilities
Net cash used in operating activities	(13,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of ordinary shares to initial shareholders	25,000
Proceeds from notes payable to shareholders	150,000
Payment of deferred offering costs	(106,594)
Net cash provided by financing activities	68,406
NET INCREASE IN CASH AND CASH EQUIVALENTS	54,678
CASH AND CASH EQUIVALENTS, Beginning	—
CASH AND CASH EQUIVALENTS, Ending	$54,678

Supplemental schedule of non-cash financing activity:
Increase in accrual for offering costs	$85,440

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization, Plan of Business Operations and Liquidity

Lone Oak Acquisition Corporation (the ‘‘Company’’) was incorporated in the Cayman Islands on June 17, 2010 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or other similar business combination, one or more operating businesses, or control of such operating business, or businesses, through contractual arrangements.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the ‘‘SEC’’).

At December 31, 2010, the Company had not yet commenced any operations. All activity through December 31, 2010 relates to the Company’s formation and the public offering described below. The Company has selected December 31 as its fiscal year-end.

The Company is considered to be a development stage company and as such, the financial statements are prepared in accordance with the Accounting Standards Codification (‘‘ASC’’) topic 915 ‘‘Development Stage Entities.’’ The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective on March 16, 2011.  The Company consummated the Offering on March 24, 2011 and received proceeds net of transaction costs of $30,566,234 which is discussed in Note 3 (‘‘Initial Public Offering’’) and $2,310,000 from the private placement to certain of the members of management of the Company (‘‘Insider Warrants’’) which is described in Note 4 (“Insider Warrants”). On March 30, 2011 the over-allotment option was partially exercised and the Company received an additional $822,180 net of transaction costs which is discussed in Note 3 (‘‘Initial Public Offering’’). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Insider Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination with an operating business (‘‘Business Combination’’). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $33,462,180 (including the $2,310,000 of proceeds from the sale of Insider Warrants) is being held in a trust account (‘‘Trust Account’’) and invested in United States treasuries having a maturity of 180 days or less until the earlier of (i) the consummation of its first Business Combination, (ii) the Company’s failure to consummate a Business Combination within the prescribed time and (iii) the Common Stock trades at or below $7.75 per share, subject to certain criteria discussed below. In the event that the Common Stock trades at or below $7.75 per share, there will be released from the Trust Account amounts necessary for the Company to purchase up to 50% of the shares sold in the offering (2,053,250 shares) at any time commencing May 16, 2011 and ending on the date on which the Company announces the Business Combination. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the Company on March 16, 2011 which requires the Company to maintain a limit order for the shares at $7.75 per share during the purchase period until the maximum number of shares have been purchased. It is intended that purchases will comply with the technical requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, although purchases may not actually be effected under Rule 10b-18. As of July 8, 2011, a total of 600,000 shares had been repurchased under the 10b5-1 plan at a total cost, including expenses, of $4,682,096.  The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the initial shareholders have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as for any amounts that are necessary to pay the Company’s tax obligations.

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Offering (‘‘Public Shareholders’’) with the opportunity to redeem their public shares for a pro rata share of the Trust Account. In the event that shareholders owning 82.5% (as adjusted for purchases through July 8, 2011 under the Company’s 10b5-1 Plan) or more of the shares sold in the Offering exercise their redemption rights described below (provided, however, a potential target may make it a closing condition to the Business Combination that the Company have a certain amount of cash in excess of the minimum amount the Company is required to have pursuant to its organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with the Business Combination or requiring the Company to obtain an alternative source of funding), and solely if the Company seeks a vote of its shareholders in connection with a Business Combination, a majority vote against the Business Combination, the Business Combination will not be consummated. The Memorandum and Articles of Association of the Company provide that a Public Shareholder, together with any affiliate or other person with whom such Public Shareholder is acting in concert or as a ‘‘group’’ (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from voting rights with respect to an aggregate of more than 10% of the ordinary shares sold in the Offering (but only with respect to the amount over 10% of the ordinary shares sold in the Offering). Accordingly, all shares sold in the Offering beneficially owned by a Public Shareholder (or Shareholders if they are acting in a group) in excess of 10% shall be voted by the Company’s management in favor of a Business Combination. A ‘‘group’’ will be deemed to exists if Public Shareholders (i) file a Schedule 13D or 13G indicated the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act, as a group. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Shareholders’’), have waived any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any Public Shareholder can demand that the Company redeem his or her ordinary shares. Public Shareholders seeking redemption will have his or her shares redeemed for a pro rata share of the Trust Account (approximately $8.21 per share, as adjusted for purchases through July 8, 2011 under the Company’s 10b5-1 Plan). Accordingly Public Shareholders holding up to 2,894,535 (as adjusted for purchases through July 8, 2011 under the Company’s 10b5-1 Plan) of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

If the Company has not completed a Business Combination by September 24, 2012 or March 24, 2013 if a definitive agreement has been executed by September 24, 2012 and a Business Combination has not been consummated by March 24, 2013, the Company will liquidate and distribute its remaining assets, including the Trust Fund, to the Public Shareholders. In the event of liquidation, the Public Shareholders will be entitled to receive their pro rata share of the assets available for distribution. Subsequent to any liquidation, the Company shall continue as a shell company without the aforementioned voting safeguards applicable to it prior to the liquidation, subject to any applicable security laws and the corporate laws of the jurisdiction of incorporation.

The Company anticipates that in order to fund its working capital requirements, it will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account and that it may need to enter into contingent fee arrangements with its vendors.  The Company may need to raise additional capital through loans or additional investments from its initial shareholders, officers, directors, or third parties.  None of the initial shareholders, officers or directors is under any obligation advance funds to, or invest in, the Company.  Accordingly, the Company may not be able to obtain additional financing.  If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of the Company’s business plan, and controlling overhead expenses.  The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (‘‘ASC 740’’). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Cayman Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are not significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on June 17, 2010, the evaluation was performed for upcoming 2010 tax year which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such times as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from June 17, 2010 (inception) through June 30, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Loss Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to shareholders by the weighted average number of ordinary shares outstanding for the period as adjusted for the ordinary shares forfeited on May 8, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Subsequent Events

Management evaluates subsequent events that have occurred after the balance sheet date through the date the financial statements were publically available to determine if events or transactions occurring require potential adjustment to or disclosure in the financial statements and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements except the Company reflecting an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 since the underwriters’ over-allotment option was not exercised in full (Note 7).

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 3 - Initial Public Offering

On March 24, 2011 the Company sold 4,000,000 units (“Units”) at a price of $8.00 per unit in the Offering. Each unit consists of one ordinary share in the Company and one Redeemable Ordinary Share Purchase Warrants (‘‘Warrants’’). On March 30, 2011 the Company sold an additional 106,500 Units pursuant to a partial exercise of the over-allotment option granted to the underwriters; the remainder of the over-allotment option expired unexercised.  Each Warrant entitles the holder to purchase one ordinary share at a price of $5.00 commencing on the later of our completion of a Business Combination and March 24, 2012 and expiring three years from the completion of a Business Combination. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days notice (‘‘30-Day Redemption Period’’) while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption (‘‘Redemption Notice’’) is given, provided that a current registration statement is in effect (and a prospectus is available for use) with respect to the ordinary shares underlying such warrants at least five business days prior to the Redemption Notice and for the entire 30-Day Redemption Period (including the date of redemption). If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a ‘‘cashless basis.’’ In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the ‘‘fair market value’’ (defined below) by (y) the fair market value. The ‘‘fair market value’’ shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. However, if the Company has not filed with the SEC a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares by the 12-month anniversary of the consummation of the Initial Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis, provided that such cashless exercise is exempt from the registration requirements of the Securities Act. The Company does not believe that such an exemption is currently available.

The Company paid the underwriters in the Offering an underwriting discount of 3.5% ($1,149,820) of the gross proceeds of the Offering (including units sold in the partial exercise of the over-allotment option). The Company also issued a unit purchase option, for $100, to EarlyBirdCapital, Inc. (‘‘EBC’’) or its designees to purchase 400,000 units at an exercise price of $8.80 per unit. The units issuable upon exercise of this option are identical to the units sold in the Offering, with the exception of containing a provision for cashless exercise by EBC. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $1,486,000 ($3.72 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 54.1%, (2) risk-free interest rate of 2.625% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a ‘‘cashless’’ basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 4 - Insider Warrants

Simultaneously with the Offering, certain of the Initial Shareholders of the Company purchased 6,600,000 Insider Warrants at $0.35 per warrant (for an aggregate purchase price of $2,310,000) from the Company. All of the proceeds received from these purchases will be placed in the Trust. The Insider Warrants are identical to the warrants underlying the Units sold in the Offering except that: (i) the Insider Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act, (ii) the Insider Warrants are non-redeemable and (iii) the Insider Warrants are exercisable on a ‘‘cashless’’ basis, in each case, if held by the initial holders or permitted assigns. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that is occasioned by operation of law or for estate planning purposes, while remaining in escrow.

The Initial Shareholders and the holders of the Insider Warrants (or underlying ordinary shares) are entitled to registration rights with respect to their founding shares and Insider Warrants (or underlying ordinary shares) pursuant to an agreement signed March 16, 2011. The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Warrants (or underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders and holders of the Insider Warrants (or underlying ordinary shares) have certain ‘‘piggy-back’’ registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 5 - Notes Payable to Shareholders

The Company issued, in aggregate, $150,000 principal amount of unsecured promissory notes to certain officers and Initial Shareholders on September 15, 2010. The notes are non-interest bearing and were payable on the earlier of September 15, 2011 or the consummation of the Offering. On March 23, 2011 the parties to the notes agreed to extend their payable date to include ten (10) business days following the Offering.  The notes were repaid in full on March 31, 2011.

Note 6 - Commitments

The Company granted the underwriter a 45 day option to purchase up to an additional 600,000 Units to cover over-allotments if any.  On March 30, 2011, the underwriter exercised a portion of its option and purchased 106,500 additional Units of the Company. The remainder of the over-allotment option expired unexercised.

The Company presently occupies office space provided by an affiliate of the Company’s Executive Chairman and by an affiliate of the Company’s Special Advisors. Such affiliates have agreed that, until the Company consummates a Business Combination, they will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliates an aggregate of $7,500 per month for such services commencing on March 16, 2011.

Pursuant to letter agreements executed March 16, 2011 with the Company and the underwriter, the Initial Shareholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company has engaged EBC on a non-exclusive basis, to act as its advisor and investment banker in connection with its initial Business Combination to provide it with assistance in negotiating and structuring the terms of its initial Business Combination. The Company will pay EBC a cash fee of $1,120,000 for such services upon the consummation of its initial Business Combination.

Lone Oak Acquisition Corporation
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 7 - Shareholders’ Equity

On October 4, 2010 the Company was authorized to issue 50,000,000 shares with a par value of $0.001 per share. On March 4, 2011 the Company’s shareholders approved an amendment to the Company’s Memorandum of Association increasing the number of shares authorized to 55,000,000 consisting of 50,000,000 ordinary shares and 5,000,000 preferred shares.

Ordinary Shares

In connection with the organization of the Company, on June 17, 2010, a total of 1,150,000 shares of the Company’s ordinary shares were sold to the Initial Shareholders at a price of $0.0217 per share for an aggregate of $25,000.

The number of ordinary shares held by the Initial Shareholders that was subject to forfeiture by such shareholders, if the over-allotment option was not exercised in full by the Underwriter, was 150,000 shares in order to maintain 20% of the Company’s issued and outstanding shares after the Offering as of March 24, 2011.  On March 30, 2011, the underwriter exercised a portion of its over-allotment option.  After the partial exercise of the over-allotment option 123,375 of the shares held by the Initial Shareholders were forfeited.

Beginning on June 15, 2011, the 10b5-1 plan has maintained a limit order of $7.75 per ordinary share as required by the plan.  Between June 15, 2011 and July 8, 2011, the Trust Account purchased 600,000 ordinary shares at $7.75 per share for a total of $4,650,000.  Additionally, the Trust Account paid $32,096 in commissions and expenses in conjunction with these purchases for a total outlay of $4,682,096.  Up to an additional 1,453,250 ordinary shares may be purchased under the terms of the 10b5-1 plan.

Preferred Shares

On March 4, 2011, the Company’s shareholders approved an amendment to the Company’s Memorandum of Association authorizing the issuance of up to 5,000,000 preferred shares with a par value of $0.001 and such designation as may be determined by the Board of Directors of the Company from time to time.