Form 20-F
period 2011-12-31
LONE OAK ACQUISITION CORP
filed 2012-05-15
CIK 1506374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 31, 2011

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

On December 31, 2011, the issuer had 4,468,125 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

ii

iii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	references to “we,” “us,” “our” or “our company” refer to Lone Oak Acquisition Corporation;
•	references to “US$” or“$” refer to the legal currency of the United States;
•	“Companies Law” refers to the Companies Law (Revised) of the Cayman Islands; and
•	“IPO” refers to our initial public offering, which was consummated on March 24, 2011.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete our initial business combination;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	expectations regarding the involvement of our management following our initial business combination;

•	estimates regarding the operating expenses of our business before the consummation of our initial business combination and the beliefs that we will have sufficient funds to operate until we consummate an initial business combination

•	potential ability to obtain additional financing to complete a business combination;

•	pool of prospective target businesses;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for shares;

•	our public securities’ potential liquidity and trading;

•	use of proceeds from our IPO not held in the trust account or available to us from interest income on the trust account balance; or

•	financial performance.

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

The following selected financial data, other than selected operating data, have been derived from our audited financial statements as of December 31, 2011 and December 31, 2010 and for the year ended December 31, 2011 and for the period from June 17, 2010 (inception) to December 31, 2010, which are included elsewhere in this report. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected financial information as of December 31, 2011 and December 31, 2010 and for the year ended December 31, 2011 and for the period from June 17, 2010 (inception) to December 31, 2010 should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2011	As of December 31, 2010
Working capital (deficiency)	$(76,453)	$(180,762)
Total assets	28,279,894	246,712
Total liabilities	23,328,849	235,440
Shareholders’ equity	4,951,045	11,272

Selected statement of operation data:	For the Year Ended December 31, 2011	For the period from June 17, 2010 (Inception) to December 31, 2010
Formation and operating expenses	$211,107	$13,728
Net Loss	(211,107)	(13,728)
Weighted average shares outstanding – basic and diluted(1)(2)	1,501,108	1,026,625
Basic and diluted net loss per share	$(0.14)	$(0.01)

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full.

(2)	Excludes shares subject to redemption

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Associated with Our Proposed Business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a development stage company with no operating results to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire an operating business. We have no definitive plans, arrangements or understandings with any prospective acquisition candidates. We will not generate any revenues until, at the earliest, after the consummation of a business combination.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a ‘‘going concern.’’

The report of our independent registered public accountants on our financial statements includes an explanatory paragraph stating that our ability to continue as a going concern is dependent on securing additional financing. If the amount outside the trust account available for working capital is insufficient to pay our costs and expenses, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our initial shareholders, officers, directors or third parties. None of our initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient proceeds to fund our initial business combination and are unable to obtain additional financing, we may be required liquidate prior to consummating our initial business combination. Except for a small amount of interest income, we have no present revenue and will not generate any revenues or income until, at the earliest, after the consummation of a business combination. We do not know when or if a business combination will occur. These factors raise substantial doubt about our ability to continue as a going concern.

If J.P. Morgan Chase Bank, N.A., where we have deposited the net proceeds from our IPO, experiences financial or other difficulties, we may not have access to such funds.

Since it would cost us more to invest the funds held in trust than the interest we would earn, we decided to leave such funds in an account at J.P. Morgan Chase Bank, N.A., London. As such funds are being held in a non-U.S. account, we would not be able to avail ourselves of the protections afforded by the Federal Deposit Insurance Corporation. As a result, if J.P. Morgan Chase Bank, N.A. experiences any difficulties, financial or otherwise, that would prevent us from gaining access to the net proceeds from our IPO, there would be no funds held in our trust account, we would not be able to consummate a business combination, we would not have any funds to distribute to our shareholders upon liquidation and our shareholders’ only recourse would be to seek restitution from our initial shareholders.

We may not be able to complete a business combination within the required time frame, in which case we would be forced to liquidate the trust account and our public shareholders may receive less than $8.15 (the amount per share held in trust immediately after the closing of the IPO) per share and our warrants will expire worthless.

If we are unable to complete a business combination by September 24, 2012 (or March 24, 2013 if the period to consummate our business combination has been extended because we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination on or before September 24, 2012 and are forced to liquidate the trust account, the per-share liquidation distribution may be less than $8.15 (the amount per share held in trust immediately after the closing of the IPO), because of any claims that may be made against the trust account. Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless if we liquidate before the completion of a business combination.

If we are unable to consummate a business combination, our public shareholders could be forced to wait up to 24 months before receiving liquidation distributions.

We have until September 24, 2012 (or March 24, 2013 if we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination by September 24, 2012) in which to complete a business combination. We have no obligation to return funds to investors prior to such date unless we consummate a business combination prior thereto and only then in cases where investors have sought redemption of their shares. Only after the expiration of this full time period will public shareholders be entitled to distributions from the trust account if we are unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until or after such date.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds from our IPO are intended to be used to complete a business combination with a target business that has not been identified, we may be deemed to be a ‘‘blank check’’ company under the United States securities laws. However, since we have net tangible assets in excess of $5,000,000 and have filed a Form 6-K, including an audited balance sheet demonstrating this fact, we are exempt from the rules promulgated by the SEC to protect investors of blank check companies such as Rule 419 of the rules and regulations promulgated under the Securities Act, or Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules which would, for example, completely restrict the transferability of our securities, require us to complete a business combination by September 24, 2012 with a target business having a fair value or net assets equal to at least 80% of the offering and restrict the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, we can complete a business combination with a target business having a fair value or net assets equal to or less than 80% of the offering proceeds, we will be entitled to withdraw interest earned on the funds held in the trust account prior to the completion of a business combination and we have a longer period of time to complete such a business combination than we would if we were subject to such rule.

Unlike other blank check companies, we allow shareholders owning up to 82.2% of our currently outstanding shares sold in our IPO to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business combination with which you may not agree and could result in more money from the trust account being used to pay for redemptions than in other blank check companies, and very little money remaining in trust for the post-transaction company.

Each public shareholder (other than the initial shareholders) will have the right to have his, her or its ordinary shares redeemed for cash if the initial business combination is approved and consummated. We will consummate the initial business combination only if public shareholders owning up to 82.2% of the currently outstanding shares sold in our IPO have exercised redemption rights on a cumulative basis (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 82.2% of the total number of currently outstanding shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ In the past, many blank check companies have had redemption thresholds of between 20% and 40%, which makes it more difficult for such companies to consummate their initial business combination. Therefore, because we permit a larger number of shareholders to exercise their redemption rights, it will be easier for us to consummate an initial business combination with a target business in the face of strong shareholder dissent, and we have reduced the likelihood that a small group of investors holding a large block of our ordinary shares will stop us from completing a business combination that is otherwise favored by our public shareholders. Depending on the number of public shares that are redeemed in connection with our initial business combination, we may have very little money in our trust account with which to consummate our initial business combination, which may result in our having to obtain additional financing to consummate our initial business combination, result in less money being available for use as working capital post business combination, or result in our failure to consummate an initial business combination.

The liquidity of our securities in the open market may be reduced.

Pursuant to our Amended and Restated Memorandum and Articles of Association, if the public shares trade at a price at or below $7.75 per share, there will be released to us from the trust account amounts necessary to purchase up to 50% of the shares sold in the IPO (2,053,250 shares). As of March 16, 2012 we have purchased 665,000 shares, for an aggregate purchase price including costs of $5,189,108. Additionally, we may redeem up to 82.2% of the currently outstanding ordinary shares issued in the IPO (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 82.2% of the currently outstanding total number of shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ Purchases or redemptions of our shares would result in significantly fewer public shares issued and outstanding and which would in turn significantly reduce the liquidity of our securities, including our public shares that are not redeemed.

Because we are incorporated under the laws of the Cayman Islands and because some of our directors and officers reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers. Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

• to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

• to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

We may issue shares of our capital stock or debt securities to complete a business combination, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 50,000,000 ordinary shares, par value $0.001 per share, and 5,000,000 preferred shares, par value $0.001 per share. There are 34,825,375 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding warrants). Although we have no commitment to do so, we may issue a substantial number of additional ordinary shares or preferred shares, or a combination of ordinary and preferred shares, to complete a business combination. The issuance of additional ordinary or preferred shares:

• may significantly reduce the equity interest of our shareholders;

• may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to our ordinary shares;

• may cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any; and

• may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issue debt securities, it could result in:

• default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

• acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

• our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

• our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination.

We will permit our shareholders to redeem their shares by means of a tender offer, and are not required to seek a shareholder vote in connection with the business combination. The decision as to whether we will seek shareholder approval of a proposed business combination will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Accordingly, it is possible that we will consummate our initial business combination even if holders of a majority of our public shares do not approve of the business combination we consummate.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights in connection with our initial business combination.

You will be relying on the ability of our officers and directors, with the assistance of employees, advisors and consultants, to choose a suitable business combination. At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of any potential target businesses. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential business may be limited to exercising your redemption rights in connection with our initial business combination.

If the net proceeds from our IPO not being held in trust are insufficient to allow us to operate until March 24, 2013, we may be unable to complete a business combination.

We believe that, the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow us to operate until at least March 24, 2013, assuming that a business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. Since we currently have $6,822 available outside of the trust account, we will be reliant on interest earned on funds held in trust for our working capital. Interest rates on permissible investments have ranged from 0.05% to 0.15% over the last several months. While we are entitled to have released to us for working capital purposes certain interest earned on the funds in the trust account (any amounts in the trust account in excess of $8.15 per public share (the amount per share held in trust immediately after the closing of the IPO)), a substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our initial shareholders to operate or may be forced to liquidate. Our initial shareholders are under no obligation to advance funds in such circumstances. If sufficient interest is not earned from funds held in the trust account and we are unable to find alternative financing, we will not have sufficient capital to consummate a business combination. We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a ‘‘no-shop’’ provision (a provision in letters of intent designed to keep target businesses from ‘‘shopping’’ around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

We may have insufficient resources to cover our operating expenses and the expenses of consummating our initial business combination.

We believe that amounts not held in the trust account, together with the interest income on the funds in the trust account (any amounts in the trust account in excess of $8.15 per public share (the amount per share held in trust immediately after the closing of the IPO)) to be released to us from time to time for working capital requirements, will be sufficient to pay the costs and expenses to which such proceeds are allocated until March 24, 2013. Our estimates are also based on the belief that in-depth due diligence will be undertaken only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, or if the amounts not held in the trust account are insufficient to pay our costs and expenses, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our initial shareholders, officers, directors or third parties. None of our initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient proceeds to fund our initial business combination and are unable to obtain additional financing, we may be required liquidate prior to consummating our initial business combination.

Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.

A potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to remain shareholders of our company and wait until September 24, 2012 (or until March 24, 2013 if we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination by September 24, 2012) in order to be able to redeem their shares for a pro rata portion of the trust account, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares. Furthermore, in the event that public shareholders must wait until our liquidation they may not receive a full pro rata portion of the trust account to the extent that third party creditors have a claim to such funds. See ‘‘Proposed Business — Effecting a Business Combination — Subsequent Liquidation of Trust Account if No Business Combination.’’

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business combination for any number of reasons including those beyond our control such as that public shareholders representing more than 82.2% of our currently outstanding shares issued in our IPO opt to have us redeem their shares for a pro rata share of the trust account (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 82.2% of the currently outstanding total number of shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ Any such event will result us having fewer resources for subsequent attempts to locate and acquire or merge with another business.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by shareholders may be less than $8.15 (the amount per share held in trust immediately after the closing of the IPO).

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with us, they may seek recourse against the trust account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our public shareholders. If we liquidate the trust account before the completion of a business combination and distribute the proceeds held therein to our public shareholders, our initial shareholders have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced below $8.15 per share (the amount per share held in trust immediately after the closing of the IPO) by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. However, we cannot assure you that they may not be able to meet such obligation. Therefore, the per-share distribution from the trust account may be less than $8.15 (the amount per share held in trust immediately after the closing of the IPO) due to such claims. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return $8.00 to our public shareholders.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our Amended and Restated Memorandum and Articles of Association provide that we will liquidate the trust account eighteen months from the closing of our IPO, or twenty-four months if the period to complete our business combination has been extended, if a business combination has not been consummated by such time. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them pursuant to such process and any liability of our shareholders may extend beyond the date of such liquidation. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

If we are unable to consummate a transaction within the required time periods, upon notice from us, the trustee of the trust account will distribute the amount in our trust account to our public shareholders. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our initial shareholders have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced below $8.15 per share (the amount per share held in trust immediately after the closing of the IPO) by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of KYD15,000 (US$18,000) and to imprisonment for five years in the Cayman Islands.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants for cash.

Holders of our warrants will be able to exercise the warrants for cash only if we have an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares and, even in the case of a cashless exercise which is permitted in certain circumstances, such ordinary shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will only be able to exercise their warrants on a cashless basis and then, only if such cashless exercise is exempt from the registration requirements of the Securities Act. We do not believe that such an exemption is currently available. We may not be able to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants due to a lack of current financial information and/or insufficient resources to file a current prospectus and relating to the ordinary shares issuable upon exercise of the warrants.

An investor will only be able to exercise a warrant if the issuance of ordinary shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No public warrants will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of ordinary shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of ordinary shares upon exercise of the warrant and the holder will be precluded from exercising of the warrant. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the ordinary shares issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

We may amend the terms of the warrants that may be adverse to holders with the approval by the holders of a majority of the then outstanding warrants.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company as warrant agent and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding warrants (including the 6,600,000 warrants being sold to certain of our insiders in a private placement that occurred simultaneously with the closing of our IPO), in order to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in an adverse way to a holder if a majority of the holders approve of such amendment.

Following the business combination we may discover or otherwise become aware of adverse information regarding our acquired business, and we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We intend to conduct a due diligence investigation for any business we consider. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present inside a particular target business, or that factors outside of the target business and outside of our control will not later arise. If our diligence fails to discover or identify material issues relating to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming debt held by a target business or by virtue of our obtaining post-combination debt financing.

Our ability to successfully effect a business combination will be totally dependent upon the efforts of our key personnel.

Our ability to successfully effect a business combination is dependent upon the efforts of our key personnel, including Baris Merzeci, our Chief Executive Officer and Can Ayindoglu, our Chief Financial Officer. None of these individuals has been or currently is a principal of, or affiliated or associated with, a blank check company. Accordingly, they may have more difficulty than a more experienced management team in successfully effect a business combination.

Our assessment of individuals we engage after a business combination may not prove to be correct.

Although some of our key personnel may remain with the target business in senior management or advisory positions following a business combination, it is likely that some or all of the management of the target business will remain in place. Our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following a business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel will be able to remain with the company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements or other appropriate arrangements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

If we decide to complete a business combination with a target business outside of the expertise of our officers and directors, we cannot assure you that our officers and directors will have sufficient knowledge relating to the target or its industry to make an informed decision regarding a business combination.

If we complete a business combination with a target business outside of the expertise of our officers and directors, our officers and directors may not have sufficient experience to address the risks frequently encountered by such a company. In addition, we may have to rely on the experience of third-party consultants and/or individuals that we engage after a business combination. Our assessment of these individuals may not prove to be correct. In addition, if we hire a third-party to assist us with running the business after a business combination, it will increase our costs of doing business.

We may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.

If we consummate a business combination with a company that is financially unstable or in its early stages of development or growth, it will be difficult for us to predict our future operating results. A company in the early stages of development will have a limited operating history from which we will be able to evaluate their business, financial results and prospects. In addition, such a company may not be able to achieve or exceed their revenues and net income from prior years.

We may seek to acquire a privately-held company for which there is little public information available.

We may seek to consummate a business combination with one or more privately-held companies. Generally, very little public information exists about these companies, and we will be required to rely on the ability of our officers and directors to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and our stock price may decline.

Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a business combination.

Our officers and directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not intend to have any full time employees prior to the consummation of a business combination. All of our executive officers are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination. Please refer to the section entitled ‘‘Management — Directors and Executive Offıcers’’ for a more detailed discussion of the business activities of our officers and directors.

Our officers, directors and their affiliates may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

None of our directors, officers or their affiliates has been or currently is a principal of, or affiliated or associated with, a blank check company. However, our officers and directors may in the future become affiliated with entities, including other ‘‘blank check’’ companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result, a potential target business may be presented to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in a transaction with such target business. Furthermore, the officer or director who determines to present the target to another entity may not be held liable to us under Cayman Islands law. Please refer to the section entitled ‘‘Management — Conflicts of Interest’’ for a more detailed discussion of these potential conflicts of interest.

All of our officers and directors own ordinary shares and warrants. These shares and warrants will not participate in liquidation distributions and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination.

All of our officers and directors own ordinary shares and warrants. Such individuals have waived their right to redeem their shares, or to receive distributions with respect to their initial shares upon the liquidation of the trust account if we are unable to consummate a business combination. Accordingly, the shares held by our officers and directors, as well as the insider warrants and any warrants purchased by our officers or directors in the aftermarket, will be worthless if we do not consummate a business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the ‘‘penny stock’’ rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

• make a special written suitability determination for the purchaser;

• receive the purchaser’s written agreement to the transaction prior to sale;

• provide the purchaser with risk disclosure documents which identify certain risks associated with investing in ‘‘penny stocks’’ and which describe the market for these ‘‘penny stocks’’ as well as a purchaser’s legal remedies; and

• obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a ‘‘penny stock’’ can be completed.

If our ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

We may only be able to complete one business combination with the proceeds of our IPO, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

It is likely that we will be able to acquire only a single business with the funds in trust. By consummating a business combination with only a single business, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

• solely dependent upon the performance of a single business, or

• dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination.

Alternatively, if we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

Unlike other similarly structured blank check companies, there will be released to us from the trust account amounts necessary to purchase up to 2,053,250 shares. This may have the effect of making it easier for us to complete our initial business combination.

Unlike other similarly structured blank check companies, if the public shares trade at a price at or below $7.75 per share, there will be released to us from the trust account amounts necessary to purchase up to 2,053,250 shares. As of December 31, 2011, we have repurchased 665,000 shares for a total cost, including costs, of $5,189,108. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan that we entered into. The 10b5-1 Plan requires us to maintain a limit order for the public shares to be purchased by us at $7.75 per share during the purchase period until the maximum number of shares have been purchased. As there would be fewer shares outstanding following such purchases, the number of shares that would be required to be voted in favor of any potential business combination for such transaction to be approved would be reduced. The foregoing may have the effect of making it easier for us to complete our initial business combination. Furthermore, if our business combination requires us to use substantially all of our cash to pay the purchase price, we may be required to seek additional financing in order to complete the business combination. Moreover, even if our business combination does not require us to use substantially all of our cash to pay the purchase price, if we purchase up to the maximum number of shares we may purchase using trust fund proceeds and a significant number of holders exercise their redemption rights, we will have less cash available to use toward consummating our business combination and furthering our business plans following a business combination and may need to arrange third party financing.

The ability of our shareholders to exercise their redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

In connection with a proposed business combination, we will offer each public shareholder (but not our initial shareholders) the right to have his, her or its shares redeemed for cash equal to a pro rata share of the trust account (which amount is currently approximately $8.22 per share (as adjusted for purchases of our ordinary shares through December 31, 2011 under our 10b5-1 Plan)).

Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

If we hold a shareholder vote to approve a proposed business combination, public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a ‘‘group’’ with, will be restricted from exercising voting rights with respect to more than 10% of the shares sold in our IPO.

Pursuant to our Amended and Restated Memorandum and Articles of Association, in the event that we seek shareholder approval of a proposed business combination, no public shareholder, whether acting singly or with any affiliate or other person acting in concert or as a ‘‘group,’’ shall be permitted, without our prior written consent, to exercise voting rights on any proposal submitted for consideration at a meeting relating to a proposed business combination with respect to more than 10% of the shares sold in our IPO, (410,650 shares). Accordingly, if you hold more than 410,650 shares, you will be restricted from exercising voting rights with respect to any excess shares and such excess shares will remain outstanding following consummation of such business combination. We cannot assure you that the value of such excess shares will appreciate over time following a business combination or that the market price of our ordinary shares will exceed the per-share redemption price.

If we hold a shareholder vote in connection with a business combination, we may use funds in our trust account to purchase, directly or indirectly, shares from holders thereof who have indicated an intention to vote against such proposed business combination, in the event such a vote is held, and/or redeem their shares.

If holders of shares sold in our IPO indicate an intention to vote against a proposed business combination, in the event such a vote is held, and/or seek redemption of their shares into cash, we may privately negotiate arrangements to provide for the purchase of such shares at the closing of the business combination using funds held in the trust account. The purpose of such arrangements would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of our ordinary shares outstanding vote in favor of a proposed business combination, in the event such a vote is held, and/or that holders of up to 82.2% of the total number of currently outstanding shares sold in our IPO (2,829,535 shares) demand redemption of their shares into cash where it appears that such requirements would otherwise not be met (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). This may result in the approval of a business combination that may not otherwise have been possible. Additionally, as a consequence of such purchases,

• the funds in our trust account that are so used will not be available to us after the merger; and

• the public ‘‘float’’ of our ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of our securities on a national securities exchange.

While we may allow public shareholders owning up to 82.2% of the total number of currently outstanding shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’

 Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination.

Identifying, executing and realizing attractive returns on business combinations is highly competitive and involves a high degree of uncertainty. We expect to encounter intense competition for potential target businesses from entities other than blank check companies having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources are relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with the net proceeds of our IPO, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. In addition,

• the redemption of ordinary shares held by our public shareholders into cash may reduce the resources available to us to fund our initial business combination; and

• our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.

Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds from our IPO are sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds from our IPO prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in search of a target business, or the obligation to redeem for cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination.

Our initial shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a shareholder vote.

Our initial shareholders (including all of our officers and directors) collectively own 23% of our issued and outstanding ordinary shares. None of our officers, directors, initial shareholders or their affiliates has indicated any intention to purchase any units or ordinary shares from persons in the open market or in private transactions. However, if, and only if, a vote is held to approve a business combination and a significant number of shareholders vote, or indicate an intention to vote, against a proposed business combination, our officers, directors, initial shareholders or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. In connection with any vote to approve a proposed business combination, if any, our initial shareholders have agreed to vote any shares they own in favor of our proposed business combination.

We are not required to hold an annual meeting of shareholders to elect new directors prior to the consummation of an initial business combination, and, accordingly, you may not be able to exercise your voting rights under corporate law prior to the consummation of our business combination.

Our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no requirement under the Companies Law for a Cayman Islands company to hold annual or general meetings or elect directors. Accordingly, shareholders would not have the right to such a meeting or election of directors, nor are there any remedies available to shareholders in the event that we do not hold such a meeting or election. As a result, it is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. Accordingly, you may not be able to exercise your voting rights under corporate law for up to 24 months. If there is an annual meeting, as a consequence of our ‘‘staggered’’ board of directors, only a minority of the board of directors will be considered for election and our initial shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the consummation of a business combination. We anticipate that we would hold our first annual meeting on or prior to the first anniversary of the consummation of a business combination.

Our outstanding warrants and option may have an adverse effect on the market price of our ordinary shares and make it more difficult to effect a business combination.

We have outstanding warrants to purchase 10,706,500 ordinary shares. We also issued an option to purchase 400,000 units to the representative of the underwriters of our IPO which, if exercised, will result in the issuance of 400,000 shares and 400,000 warrants. To the extent we issue ordinary shares to effect a business combination, the potential for the issuance of a substantial number of additional shares upon exercise of these warrants and option could make us a less attractive acquisition vehicle in the eyes of a target business. Such securities, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued to complete the business combination. Accordingly, our warrants and option may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants and option could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants and option are exercised, you may experience dilution to your holdings.

We may redeem the warrants at a time that is not beneficial to public investors.

We may call the public warrants for redemption at any time upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the last sales price of our ordinary shares equals or exceeds $10.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. If we call the public warrants for redemption, public shareholders may be forced to accept a nominal redemption price or sell or exercise the warrants when they may not wish to do so.

Our management’s ability to require holders of our warrants to exercise such warrants on a cashless basis will cause holders to receive fewer ordinary shares upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.

If we call our warrants for redemption after the redemption criteria described elsewhere in this report have been satisfied, our management will have the option to require holders to exercise their warrants on a ‘‘cashless basis.’’ If our management chooses to require holders to exercise their warrants on a cashless basis, the number of ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential ‘‘upside’’ of the holder’s investment in our company.

If our initial shareholders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination.

Our initial shareholders are entitled to make a demand that we register the resale of their initial shares at any time commencing three months prior to the date on which their shares may be released from escrow. 50% of the initial shares will not be released from escrow until six months after the closing of the business combination or the liquidation of the trust account if we have not completed a business combination within the required time periods. The remaining 50% of these shares will not be released from escrow until one year after the closing of the business combination or the liquidation of the trust account if we have not completed a business combination within the required time periods. Additionally, the purchasers of the insider warrants are entitled to demand that we register the resale of their insider warrants and underlying ordinary shares at any time after we consummate a business combination. If such individuals exercise their registration rights with respect to all of their securities, then there will be an additional 1,026,625 ordinary shares and 6,600,000 warrants (as well as 6,600,000 ordinary shares underlying the warrants) eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of our securities. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities because of the potential effect the exercise of such rights may have on the trading market for our ordinary shares.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Since we will invest the proceeds held in the trust account, it is possible that we could be deemed an investment company. Notwithstanding the foregoing, we do not believe that our anticipated principal activities will subject us to the Investment Company Act, because the proceeds held in trust must be invested by the trustee only in cash or United States treasuries. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If we are nevertheless deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

• restrictions on the nature of our investments; and

• restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

• registration as an investment company;

• adoption of a specific form of corporate structure; and

• reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

We may not obtain an opinion from an unaffiliated third party as to the fairness of the transaction to our shareholders.

We are not required to obtain an opinion from an unaffiliated third party that the price we are paying is fair to our public shareholders from a financial point of view unless we seek to (i) acquire an entity with which our officers or directors, through their other business activities, had acquisition or investment discussions in the past; (ii) consummate an initial business combination with an entity which is, or has been within the past five years, affiliated with any of our officers, directors, initial shareholders or their affiliates, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (iii) enter into a business combination where we acquire less than 100% of a target business and any of our officers, directors, initial shareholders or their affiliates acquire the remaining portion of such target business. If no opinion is obtained, our public shareholders will be relying solely on the judgment of our board of directors.

Our executive officers’, directors’ and initial shareholders’ interests in obtaining reimbursement for any out-of-pocket expenses incurred by them may lead to a conflict of interest in determining whether a particular target business is appropriate for an initial business combination and in the public shareholders’ best interest.

Unless we consummate our initial business combination, our officers, directors and initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of our working capital. Our officers, directors and initial shareholders may, as part of any business combination, negotiate the repayment of some or all of any such expenses. If the target business’s owners do not agree to such repayment, this could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. The financial interest of our officers, directors and initial shareholders or their affiliates could influence our officers’ and directors’ motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

An active trading market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to our reports of operating losses, one or more potential business combinations, the filing of periodic reports with the SEC, if any, and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained. The absence of an active trading market for our securities will likely have an adverse effect on the price of our securities.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We may qualify as a passive foreign investment company (‘‘PFIC’’), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in ‘‘Taxation — United States Federal Income Taxation — General’’) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for our 2011 taxable year may depend on whether we qualify for the PFIC start-up exception (see ‘‘Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules’’). Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year (or after the end of the start-up period, if later). Accordingly, there can be no assurance with respect to our status as a PFIC for our 2011 taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see ‘‘Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.’’

An investment in us may involve adverse U.S. federal income tax consequences because the redemption price per share is greater than an investor’s initial tax basis in an ordinary share.

Although we intend to take a contrary position, if our ordinary shares are not viewed as participating in our corporate growth (i.e. our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature) due to our limited potential for corporate growth prior to a business combination, there is a risk that an investor’s entitlement to receive payments upon a redemption of its ordinary shares in excess of the investor’s initial tax basis in such shares (see “Taxation – United States Federal Taxation – Allocation of Purchase Price and Characterization of a Unit and its Components”) will result in constructive income to the investor. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our securities.

Our directors may not be considered ‘‘independent’’ under the policies of the North American Securities Administrators Association, Inc.

No salary or other compensation will be paid to our directors for services rendered by them on our behalf prior to or in connection with a business combination. However, under the policies of the North American Securities Administrators Association, Inc., an international organization devoted to investor protection, because each of our directors own shares of our securities and may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf (such as identifying potential target businesses and performing due diligence on suitable business combinations), state securities administrators could argue that all of such individuals are not ‘‘independent’’ as that term is commonly used. If this were the case, they would take the position that we would not have the benefit of any independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not they are deemed to be ‘‘independent,’’ we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations, and a material adverse effect on the price of the stock held by the public shareholders. In addition, we will not have an independent audit committee. As such, and because none of our directors may be deemed ‘‘independent,’’ we may not have the benefit of an independent body examining the propriety of expenses incurred on our behalf that are subject to reimbursement (as discussed above).

If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

Our search for a target business is not limited to a particular geographical region. If we acquire a target business located outside of the United States, we would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

• rules and regulations or currency redemption or corporate withholding taxes on individuals;

• laws governing the manner in which future business combinations may be effected;

• exchange listing and/or delisting requirements;

• tariffs and trade barriers;

• regulations related to customs and import/export matters;

• longer payment cycles;

• tax issues, such as tax law changes and variations in tax laws as compared to the United States;

• currency fluctuations and exchange controls;

• challenges in collecting accounts receivable;

• cultural and language differences;

• employment regulations;

• crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

• deterioration of political relations with the United States.

If we are unable to adequately address these additional risks, our operations might suffer.

If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.

If we acquire a target business located outside of the United States, the laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. The target business may not be able to enforce any of its material agreements or remedies may not be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

We do not intend to pay any cash dividends in the future.

We do not intend to pay any cash dividends in the future. As a result, any gains on your investment in our securities will depend on the appreciation in value of our securities. If our securities fail to increase in value, you may lose all or part of your investment.

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

We do not have any specific business combination under consideration, but we are actively searching for a target business. Target business candidates have been brought to our attention from various unaffiliated sources, including brokers, finders, lawyers, and other referral sources. Our officers and directors as well as their affiliates have also brought to our attention target business candidates. In no event, however, will we pay any of our existing officers, directors, or shareholders or any entity with which they are affiliated any finder’s fee or other compensation prior to or in connection with the consummation of a business combination. However, at this time we have not identified a suitable acquisition target. Unlike many other blank check companies, we are not required to consider a target’s valuation when entering into or consummating our initial business combination. We will have considerable flexibility in identifying and selecting a prospective acquisition target, except that we will not acquire another blank check company or a similar type of company. We intend to utilize cash derived from the proceeds of our IPO, our capital stock, debt or a combination of these in effecting a business combination.

On March 24, 2011, the IPO of 4,000,000 of our units was consummated.  Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one warrant. Each warrant entitles the holder to purchase one ordinary share at an exercise price of $5.00 per share. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $32,000,000.  Simultaneous with the consummation of the IPO, we also completed an offering of 6,600,000 warrants to certain of our directors and officers, advisory board members and/or their respective affiliates, generating gross proceeds of $2,310,000 (the “Warrant Offering”). An aggregate of $32,640,000 from the sale of the units and warrants was placed in trust. On March 29, 2011, EarlyBirdCapital, Inc., the lead underwriter for the IPO, notified us that it exercised its over-allotment option to purchase an additional 106,500 Units (the “Option Units”) and indicated it does not intend on exercising the remaining portion of the over-allotment option. On March 30, 2011, we consummated the closing of the Option Units (the “Option Units Offering”).  The Option Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $852,000.  Of the gross proceeds of the Option Units Offering, $822,180 was placed in trust, for a total of $33,462,180, or approximately $8.15 per share sold in the IPO (currently, $8.22 per share is held in trust).

On June 15, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately.

As of May 2, 2012, we have repurchased 665,000 shares under our 10b5-1 plan for an aggregate purchase price of $5,189,108, including $35,358 in related commissions and fees.

B.	Business Overview

Introduction

We are an exempted company organized under the laws of the Cayman Islands on June 17, 2010. We are a blank check company formed for the purpose of acquiring, through merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, or control of such operating business or businesses through contractual arrangements. Our search for a target business is not limited to a particular geographic region or industry.

Our management team, consultants and advisors represent a mix of entrepreneurs and investment and financial professionals with extensive operating and transactional experience. We believe that the combination of their backgrounds and networks will provide us with access to unique opportunities to effect a transaction. However, if we decide to complete a business combination with a target business that operates in a field outside of the expertise of our officers and directors, we cannot assure you that our officers and directors will have enough experience or have sufficient knowledge relating to the jurisdiction of the target or its industry to make an informed decision regarding a business combination.

Use of Contractual Arrangements

The governments of certain jurisdictions have restricted or limited foreign ownership of certain kinds of assets and companies operating in a wide variety of industries, including certain aspects of telecommunications, food production, and heavy equipment manufacturers. The governments of these jurisdictions may apply these restrictions in other industries in the future. In certain jurisdictions, however, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of parties who would likely be designated by our company.

For example, these contracts could result in a structure where, in exchange for our payment of the acquisition consideration, (i) the target company would be majority owned by residents of the jurisdiction of the target company whom we designate and the target company would continue to hold the requisite licenses for the target business, and (ii) we would establish a new subsidiary in the jurisdiction of the target company which would provide technology, technical support, consulting and related services to the target company in exchange for fees, which would transfer to us substantially all of the economic benefits of ownership of the target company.

These contractual arrangements would be designed to provide:

• Our exercise of effective control over the target company;

• A substantial portion of the economic benefits of the target company would be transferred to us; and

• Us, or our designee, with an exclusive option to purchase all or part of the equity interests in the target company owned by the residents whom we designate, or all or part of the assets of the target company, in each case when and to the extent permitted by regulations of the target company’s jurisdiction.

While we cannot predict the terms of any such contract that we will be able to negotiate, at a minimum, any contractual arrangement would need to provide us with effective control over the target’s operations and management either directly through board control or through affirmative and/or negative covenants and veto rights with respect to matters such as entry into material agreements, management changes and issuance of debt or equity securities, among other potential control provisions. We have not, however, established specific provisions which must be in an agreement in order to meet the definition of business combination. We would obtain an independent appraisal from an investment bank or industry expert for the purpose of determining the fair value of any contractual arrangement.

These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under law and regulation of the target company’s jurisdiction. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership through a merger or stock exchange. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under law of the jurisdiction of the target company, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by the law of the jurisdiction of the target company and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in such jurisdiction. Accordingly, these contracts would be interpreted in accordance with the laws of the target company’s jurisdiction and any disputes would be resolved in accordance with such jurisdiction’s legal procedures. Uncertainties in the legal system of the target company’s jurisdiction could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control over the target business.

We have not selected any target business or target industry on which to concentrate our search for a business combination and we are, therefore, unable to determine at this time what form an acquisition of a target business will take.

Effecting a Business Combination

General

Unlike many other blank check companies, we are not required to have a shareholder vote to approve our initial business combination, unless the nature of the business combination would require shareholder approval under applicable Cayman Islands law. Accordingly, we will have a high degree of flexibility in structuring and consummating our initial business combination. Notwithstanding the foregoing, our Amended and Restated Memorandum and Articles of Association provide that public shareholders will be entitled to cause us to redeem their ordinary shares for cash in connection with our initial business combination.

We will proceed with a business combination only if public shareholders owning up to 82.2% of the total number of shares sold in our IPO and currently outstanding exercise their redemption rights. The redemption threshold was set at 82.2% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity after our IPO, which permits us to not comply with Rule 419 of the Securities Act. See the section entitled ‘‘Proposed Business — Comparison to Offerings of Blank Check Companies Subject to Rule 419.’’ However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of finding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 24, 2012 (or March 24, 2013 if we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination on or prior to September 24, 2012) in order to be able to redeem their shares for a pro rata portion of the trust account.

In order to redeem the public shares for cash upon the consummation of a business combination, we will initiate an issuer tender offer by filing tender offer documents with the SEC in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act. Public shareholders who elect to tender their shares in connection with the tender offer will be entitled to receive a pro rata share of the trust account (currently approximately $8.22 per share). The tender offer documents will include information substantially similar to that which would be required in connection with a proxy statement compliant with U.S. securities regulations soliciting shareholder votes to approve the business combination, and the closing of the business combination will be cross-conditioned with the closing of the tender offer. Our initial shareholders have agreed not to tender their shares in such tender offer. Shareholder approval of a business combination would normally only be required where the business combination involved (a) a statutory merger of our company with another company or (b) a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, (c) amendments to our memorandum and articles of association, (d) a change in the par value of our shares or (e) a change in the amount of our authorized share capital. A merger of a wholly-owned subsidiary of our company with another company would not normally require shareholders approval under our Amended and Restated Memorandum and Articles of Association or the Companies Law.

Under the Companies Law:

• a statutory merger would require approval by (a) a shareholder resolution by majority in number representing seventy-five percent in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class;

• a scheme of arrangement would require approval by a majority in number representing seventy-five percent in value of the members or class of members present and voting either in person or by proxy at the meeting convened to consider the same. It is also subject to subsequent approval by the grand Court in the Cayman Islands;

• amendments to the memorandum and articles of association would require a special resolution, being one passed by a majority of not less than two-thirds (or such greater number as specified in the articles of association) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time. We intend to utilize cash derived from the proceeds of our IPO, our capital stock, debt or a combination of these in effecting a business combination. Although substantially all of the net proceeds of our IPO are intended to be applied generally toward effecting a business combination, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors in our IPO are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect simultaneous business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.

We Have Not Identified a Target Business

To date, we have not selected any target business on which to concentrate our search for a business combination. As a result, we cannot assure you that we will be able to locate a target business or that we will be able to engage in a business combination with a target business on favorable terms or at all.

We will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. To the extent we effect a business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of Target Businesses

While we have not yet identified any acquisition candidates, we believe based on our management’s business knowledge and past experience that there are numerous acquisition candidates. We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since information about us and our plans is publicly available and know that we are searching for target businesses. Our officers and directors, as well as their affiliates and network of entrepreneurs, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. Our management has experience in evaluating transactions, but will retain advisors as they deem necessary to assist them in their due diligence efforts. If we become aware of a potential business combination outside of the industries which our officers and directors have their most extensive experience, it is more likely that they would retain consultants and advisors with experience in such industries to assist in the evaluation of such business combination and in our determination of whether to proceed with such a business combination, although we are not required to do so and may determine that our management is able to make its own determinations based on its collective business experience. In no event, however, will any of our existing officers, directors or shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation by us or a target business prior to, or for any services they render in order to effectuate, the consummation of a business combination (regardless of the type of transaction that it is). If we determine to enter into a business combination with a target business that is affiliated with our officers, directors, special advisors or shareholders, we would do so only if we obtained an opinion from an independent investment banking firm reasonably acceptable to EarlyBirdCapital, Inc. that the business combination is fair to our unaffiliated shareholders from a financial point of view.

We will not acquire an entity with which any of our officers or directors, through their other business activities, is currently having acquisition or investment discussions. Additionally, we do not anticipate (i) acquiring an entity with which our officers or directors, through their other business activities, had acquisition or investment discussions in the past, (ii) acquiring an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of our officers or directors or (iii) entering into a business combination where we acquire less than 100% of a target business and any of our officers, directors, initial shareholders or their affiliates acquire the remaining portion of such target business. However, if we determine to enter into such a transaction, we are required to obtain an opinion from an independent investment banking firm reasonably acceptable to EarlyBirdCapital, Inc. that the business combination is fair to our unaffiliated shareholders from a financial point of view.

Selection of a Target Business and Structuring of a Business Combination

Our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. We have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses. In evaluating a prospective target business, our management may consider a variety of factors, including one or more of the following:

• financial condition and results of operation;

• growth potential;

• experience and skill of management and availability of additional personnel;

• capital requirements;

• competitive position;

• barriers to entry;

• stage of development of the products, processes or services;

• degree of current or potential market acceptance of the products, processes or services;

• proprietary features and degree of intellectual property or other protection of the products, processes or services;

• regulatory environment of the industry; and

• costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties. We are also required to have all prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. If any prospective target business refused to execute such agreement, we would cease negotiations with such target business.

The time and costs required to select and evaluate a target business and to structure and complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination.

We have engaged EarlyBirdCapital, the representative of the underwriters in the IPO, on a non-exclusive basis, to act as our investment banker to assist us in structuring a business combination and negotiating its terms (but not for purposes of locating potential target candidates for our business combination). We anticipate that these services will include assisting us with valuing and structuring any proposed offer to be made to a target business and negotiating a letter of intent and/or definitive agreement with any potential target business. In consideration for these services, we will pay EarlyBirdCapital a cash fee at the closing of our business combination of $1,120,000.

Lack of Business Diversification

Our business combination must be with a target business or businesses that collectively satisfy the minimum valuation standard at the time of the execution of a definitive agreement for such business combination, as discussed above. Although this process may entail the simultaneous acquisitions of several operating businesses at the same time we expect that, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business due to the complications associated with acquiring multiple businesses, as discussed further below. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, our lack of diversification may:

• subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination, and

• result in our dependency upon the performance of a single operating business or the development or market acceptance of a single or limited number of products, processes or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each seller to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

Limited Ability to Evaluate the Target Business’ Management

Although we intend to scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business combination cannot presently be stated with any certainty. While it is possible that some of our key personnel will remain associated in senior management or advisory positions with us following a business combination, it is unlikely that they will devote their full time efforts to our affairs subsequent to a business combination. Moreover, they would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for them to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of our key personnel may influence their motivation in identifying and selecting a target business, their ability to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that any such additional managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Limited available information for privately-held target companies

In accordance with our acquisition strategy, it is likely that we will seek a business combination with one or more privately-held companies. Generally, very little public information exists about these companies, and we will be required to rely on the ability of our officers and directors to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money on our investments.

Limited resources and significant competition for business combinations

We will encounter intense competition from entities having a business objective similar to ours, including private equity groups and leveraged buyout funds, as well as operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience in identifying and completing business combinations. A number of these competitors possess greater technical, financial, human and other resources than we do. Our limited financial resources may have a negative effect on our ability to compete in acquiring certain sizable target businesses. Further, because we must obtain shareholder approval of a business combination, this may delay the consummation of a transaction, while our obligation to redeem for cash the ordinary shares held by public shareholders who elect redemption may reduce the financial resources available for a business combination. Our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target businesses. In addition, if our initial business combination entails a simultaneous purchase of several operating businesses owned by different sellers, we may be unable to coordinate a simultaneous closing of the purchases. This may result in a target business seeking a different buyer.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of these factors, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, we will automatically liquidate.

Shareholder vote to approve a business combination in certain circumstances

If we seek a shareholder vote for any reason, no public shareholder, whether acting singly or with any affiliate or other person acting in concert or as a ‘‘group,’’ shall be permitted, without our prior written consent, to exercise voting rights on any proposal submitted for consideration at a meeting relating to a proposed business combination with respect to more than 10% of the shares sold in our IPO. Accordingly, all Excess Shares beneficially owned by a public shareholder (or shareholders if they are acting in concert or as a group) shall be voted by our management in favor of all proposals submitted for consideration at such meeting and will remain outstanding following the consummation of such business combination in the name of the public shareholder(s). We believe this restriction will prevent shareholders from accumulating large blocks of shares before a vote held to approve a proposed business combination and attempt to force us to purchase their shares at a significant premium to the then current market price or provide them with some other form of inducement in exchange for their agreement to vote in favor of the proposed business combination. By limiting a shareholder’s ability to vote with respect to no more than 10% of the ordinary shares sold in our IPO, we believe we have limited the ability of a small group of shareholders to block a transaction which is favored by our other public shareholders. Our initial shareholders have agreed to vote all shares owned by them in favor of the business combination.

We will proceed with a business combination only if (i) a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and (ii) public shareholders owning up to 82.2% of the total number of shares sold in our IPO and currently outstanding properly exercise their redemption rights, regardless of whether they are voting for or against the proposed business combination (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 82.2% of the total number of shares sold in our IPO and currently outstanding to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ If holders of shares sold in our IPO indicate an intention to vote against a proposed business combination and/or seek redemption of their shares for cash, we may negotiate arrangements to provide for the purchase of such shares at the closing of the business combination using funds held in the trust account. The purpose of such arrangements would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of our ordinary shares outstanding vote in favor of a proposed business combination and that holders of up to 82.2% of the shares sold in our IPO and currently outstanding demand redemption of their shares for cash where it appears that such requirements would otherwise not be met. All shares purchased pursuant to such arrangements would be voted in favor of the proposed business combination by the holders and then sold to us at the closing of the transaction and immediately cancelled. No such arrangements currently exist.

Permitted Purchases of our Securities

Prior to the consummation of a business combination, if the public shares trade at a price at or below $7.75 per share, there will be released to us from the trust account amounts necessary to purchase up to 50% of the shares sold in the IPO (2,053,250 shares) until such time as when we announce the initial business combination. Purchases will be made only in open market transactions pursuant to our 10b5-1 plan. The 10b5-1 plan will require us to maintain a limit order for the public shares to be purchased by us at $7.75 per share during the purchase period until the maximum number of shares have been purchased. It is intended that purchases will comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases) under the Exchange Act (although the purchases may not actually be effected under Rule 10b-18). All shares purchased by us will be immediately cancelled. We determined the $7.75 per share limit for the 10b5-1 plan based on the fact that that price represents a discount of approximately 5% of the initial per Unit amount ($8.15) being held in the trust account. We believe that repurchases of our ordinary shares in the open market at this price would be beneficial to our remaining shareholders who do not offer their shares for sale at that price as the repurchase would be accretive to us on a book value per share basis. In addition, we believe that purchasers of our shares below this 5% discount level would most likely be ‘‘yield-oriented’’ investors that would likely redeem their shares for cash in connection with the Company’s business combination. Our repurchase of shares in the open market at this 5% discount level will allow us to retain the incremental amount of cash that otherwise would be payable to such ‘‘yield-oriented’’ investor, as well as making it more likely that a business combination will be consummated.

The foregoing reduces the number of shares (on a one-for-one basis) and percentage of shares subject to redemption as shares are purchased. Additionally, there would be fewer shares outstanding following such purchases and therefore the percentage of shares currently outstanding that would be required to be voted in favor of any potential business combination for such transaction to be approved will increase. Furthermore, because the shares which may be purchased by us in open market transactions will be purchased at prices no greater than $7.75 per share and $7.75 per share is less than the $8.22 per share we are currently holding in trust, shareholders who vote in favor of a proposed business combination and seek redemption, either in connection with a business combination or a pre-business combination tender offer, will receive a pro rata share of the difference between $8.22 per share and the purchase price we paid for the shares we purchase in such open market transactions. However, if we made such purchases, we would have less cash immediately available to us to complete a proposed business combination and therefore may be required to obtain third-party financing.

As of March 16, 2012, we have repurchased 665,000 shares for an aggregate purchase price of $5,189,108, including $35,358 in related commissions and fees.

Redemption Rights

We will proceed with a business combination only if public shareholders owning up to 82.2% of the total number of shares sold in our IPO and currently outstanding exercise their redemption rights. The redemption threshold was set at 82.2% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post our IPO, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of finding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 24, 2012 (or March 24, 2013 if we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination on or prior to September 24, 2012) in order to be able to redeem their shares for a pro rata portion of the trust account.

In order to redeem the public shares for cash upon the consummation of a business combination, we will initiate a tender offer by filing tender offer documents with the SEC. Public shareholders who elect to tender their shares in connection with such tender offer will be entitled to redeem their shares for a pro rata share of the trust account (currently approximately $8.22 per share. Our initial shareholders have agreed to not tender their shares in such tender offer.

Our initial business combination will not be completed if public shareholders owning more than 82.2% of the total number of shares sold in the IPO and currently outstanding seek redemption of their ordinary shares (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 82.2% of the total number of shares sold in the IPO and currently outstanding to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 82.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’

Any request for redemption, once made, may be withdrawn at any time up to the business day prior to the consummation of our proposed business combination, unless the tender offer materials specify a different date. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically) so long as it is prior to the date specified in the tender offer materials. It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares who elect redemption will be distributed promptly after completion of a business combination. Public shareholders who redeem their stock still have the right to exercise any warrants they still hold.

If the initial business combination is not approved or completed for any reason, then public shareholders who elected to exercise their redemption rights would not be entitled to redeem their ordinary shares. In such case, if we have required public shareholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public shareholder.

Subsequent Liquidation of Trust Account if No Business Combination

Our Amended and Restated Memorandum and Articles of Association provides that we will liquidate the trust account and distribute the proceeds therein to our shareholders if we do not consummate our business combination by September 24, 2012 or March 24, 2013 if the period to complete our business combination has been extended due to the fact that we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to September 24, 2012. We view this provision requiring the liquidation of the trust account by September 24, 2012 or March 24, 2013 if we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to September 24, 2012 as an obligation to our shareholders and will not take any action to amend or waive this provision to allow us to retain the amounts in trust for a longer period of time. We anticipate notifying the trustee of the trust account to begin liquidating the trust account as promptly as possible and anticipate it will take no more than 10 business days to effectuate the distribution of the assets thereof to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (subject to our obligations under Cayman Islands law to provide for claims of creditors). Our initial shareholders have waived their rights to participate in any liquidation distribution from the trust account with respect to their initial shares. There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of liquidating the trust account from our remaining assets outside of the trust fund. If such funds are insufficient, our initial shareholders have contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have contractually agreed not to seek repayment of such expenses.

If we were to expend all of the net proceeds of our IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price would be equal to a pro rata share of the trust account (currently anticipated to be approximately $8.22 per share).

The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. Each of our initial shareholders have contractually agreed that if we liquidate the trust account prior to the consummation of a business combination, they will be personally liable to ensure that the proceeds in the trust account are not reduced below $8.15 per share (the amount per share held in trust immediately after the closing of our IPO) by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to us outside of the trust account or available to be released to us from interest earned on the trust account balance, our initial shareholders would not have any personal obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exceptions to the obligations of our initial shareholders to pay such claim would be if the party executed a valid and binding waiver agreement enforceable under law. We have questioned such individuals on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise. However, we cannot assure you that they will be able to satisfy those obligations if they are required to do so. Furthermore, if they refused to satisfy their obligations, we would be required to bring a claim against them to enforce our indemnification rights. Furthermore, as our board cannot waive these indemnification obligations because it would be a breach of their fiduciary obligations, if they refused to satisfy their obligations, we would be required to bring a claim against them to enforce our indemnification rights. Accordingly, although such agreements are legally binding obligations on the part of our initial shareholders, as such individuals are residents of jurisdictions other than the Cayman Islands, we may have difficulty enforcing our rights under such agreements. Therefore, the actual per-share liquidation price could be less than $8.15, due to claims of creditors.

Our public shareholders will be entitled to receive funds from the trust account only in the event that we fail to consummate a business combination by September 24, 2012 or March 24, 2013 if the period to complete our business combination has been extended due to the fact that we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to September 24, 2012, if they sell their shares back to us or if they properly redeem their respective shares for cash upon consummation of a business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Additionally, in any liquidation proceedings of the company under Cayman Islands’ law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If we are unable to consummate a transaction by September 24, 2012 or March 24, 2013 if the period to complete our business combination has been extended due to the fact that we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to September 24, 2012, upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our initial shareholders have contractually agreed that if we liquidate the trust account prior to the consummation of a business combination, they will be personally liable to ensure that the proceeds in the trust account are not reduced below $8.15 per share (the amount per share held in trust immediately after the closing of our IPO) by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, we believe the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public shareholders. Nevertheless, we cannot assure you of this fact as there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust fund. A court could also conclude that such agreements are not legally enforceable. As a result, if we liquidate, the per-share distribution from the trust fund could be less than $8.15.

Survival After Liquidation of Trust Account

As discussed above, in the event that we fail to consummate a business combination by September 24, 2012 or March 24, 2013 if the period to complete our business combination has been extended due to the fact that we have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to September 24, 2012, we will distribute the funds held in the trust account. Following such distribution, each shareholder, including our initial shareholders, shall retain their shares and continue to be our shareholder. We will continue in existence as a public shell company and, subject to the provisions of our Amended and Restated Memorandum and Articles of Association, our management will have broad discretion to determine the future of our business, if any. In addition, as substantially all of our assets will have been distributed pursuant to the liquidation of our trust account, unless we obtain third-party financing, the surviving public shell company will have limited, or no, financial resources to pursue a new business.

Competition

In identifying, evaluating and selecting a target business, we may encounter competition from other entities having a business objective similar to ours. Additionally, we may be subject to competition from entities other than blank check companies having a business objective similar to ours, including venture capital firms, leverage buyout firms and operating businesses looking to expand their operations through the acquisition of a target business. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could acquire with the net proceeds of our IPO, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources. We will only have access to approximately $28 million in our trust account to consummate a business combination. Accordingly, if we locate a target business that is valued at substantially more than $28 million and the sellers of that target business wish to be paid in cash, we will be forced to obtain third party financing to complete such a transaction. There is no assurance that such financing will be available to us on terms acceptable to us or at all. Other blank check companies whose trust accounts are significantly larger than ours would not have the same problem in financing such a transaction. Accordingly, this inherent competitive limitation may give others an advantage in pursuing the acquisition of a target business. Furthermore, our ability to issue our securities in connection with any business combination would allow us to complete a business combination with a much larger target business. The following also may not be viewed favorably by certain target businesses:

• our obligation to redeem for cash ordinary shares held by our public shareholders to such holders that exercise their redemption rights may reduce the resources available to us for a business combination; and

• our outstanding warrants and option, and the potential future dilution they represent.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately-held entities having a similar business objective as ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively

In connection with repurchases of our ordinary shares that have occurred pursuant to the terms of our 10b5-1 Plan that we entered into with Morgan Stanley Smith Barney, the redemption threshold for public shareholders exercising their redemption rights has been reduced. Accordingly, as of December 31, 2011, we will proceed with a business combination only if public shareholders owning up to 82.2% of the total number of shares sold in the IPO exercise their redemption rights.

C.	Organizational Structure

We are a blank check company organized under the laws of the Cayman Islands on June 17, 2010 as an exempted company with limited liability. We do not have any subsidiaries.

D.	Property, Plant and Equipment

We maintain our principal executive offices at Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong. The cost for this space will be included in the aggregate $7,500 per month fee described above that BBS Capital Fund, LP and Rampant Dragon, LLC will charge us for office space, administrative services and secretarial support. BBS Capital Fund, LP is an affiliate of Berke Bakay, our Executive Chairman. Rampant Dragon, LLC is one of our shareholders. We believe, based on rents and fees for similar services in Hong Kong, that the fees that will be charged by BBS Capital Fund, LP and Rampant Dragon, LLC are at least as favorable to us as we could have obtained from unaffiliated persons. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

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

Overview

We were formed on June 17, 2010 to serve as a vehicle to acquire, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, or control of such operating businesses through contractual arrangements. Our search for a target business is not limited to a particular geographic region or industry. We intend to utilize cash derived from the proceeds of our IPO, our securities, debt or a combination of cash, securities and debt, in effecting a business combination. The issuance of additional ordinary or preferred shares:

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

We incurred a net loss of $211,107 for the year ended December 31, 2011 and a net loss of $13,728 for the period from June 17, 2010 (inception) through December 31, 2010 related to formation and operating costs. Until we enter into a business combination, we will not have any revenues.

Liquidity and Capital Resources

As of December 31, 2011, we had $6,822 in cash and cash equivalents. In restricted cash and cash equivalents held in trust, as of December 31, 2011 we had $28,273,072, which amount is to be used only to consummate a business combination and repurchase or redeem our ordinary shares. As of December 31, 2011, we have used $5,189,108 of the funds held in trust to repurchase our ordinary shares.

We intend to use the cash available for operations plus the interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements. Since it would cost us more to invest the funds held in trust than the interest we would earn, we decided to leave such funds in an account at J.P. Morgan Chase Bank, N.A., London.

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

We anticipate that in order to fund our working capital requirements, we will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account and that we may need to enter into contingent fee arrangements with our vendors. We may need to raise additional capital through loans or additional investments from our initial shareholders, officers, directors, or third parties. None of the initial shareholders, officers or directors is under any obligation advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of our business plan, and controlling overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the IPO and the private placement of insider warrants, including amounts in the trust account, will remain in cash or will be invested in U.S. treasuries having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no material exposure to interest rate risk.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations

As of December 31, 2011, we did not have any off-balance sheet arrangements and did not have any commitments or contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position

Berke Bakay	33	Executive Chairman of the Board of Directors

Baris Merzeci	37	Chief Executive Officer and Director

Can Aydinoglu	37	Chief Financial Officer and Director

Below is a summary of the business experience of each of our executive officers and directors.

Berke Bakay has been the Executive Chairman of our board of directors since inception. Mr. Bakay has been the President and Chief Executive Officer of Kona Grill, Inc. (NASDAQ: KONA), an American grill and sushi bar (“Kona”) since January 2012. He has also serves on the board of directors of Kona. Mr. Bakay founded BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP, in January 2008 and has served as its managing member since its formation. BBS Capital Fund, LP currently focuses its investments mainly in the United States and the People’s Republic of China in the consumer discretionary, education and media industries. Prior to forming BBS Capital Management, LP, Mr. Bakay was the co-founder and co-portfolio manager of Patara Capital, L.P., an investment management firm based in Dallas, Texas from January 2006 through December 2007. From May 2005 through January 2006, Mr. Bakay was an equity analyst at Southwest Securities, Inc., a subsidiary of SWS Group, Inc. (NYSE: SWS), a financial services company, where he covered the specialty retail industry. Mr. Bakay currently serves on the board of directors of Kona Grill, Inc. (NASDAQ: KONA), an American grill and sushi bar. Mr. Bakay graduated from Boston College, Carroll School of Management with a Bachelor of Science in finance and from Boston College, Carroll School of Management with a Master of Science in Finance.

Baris Merzeci has been our Chief Executive Officer and a director since inception. Mr. Merzeci founded YB Gayrimenkul Danismanlik Hizmetleri Ltd., a real estate investment firm that focuses its investments mainly in Instanbul, Turkey, in September 2010 and has served as its Senior Officer since its formation. From September 2008 through September 2010, Mr. Merzeci was self-employed, conducting project-based initiatives and managing his personal financial portfolio through investments in financial, commodity and money market accounts. From October 2006 through September 2008, Mr. Merzeci was the Financial Controller and Integration Manager of the Planning and Finance department of Liberty Sigorta, a Turkish subsidiary of Liberty Mutual Holding Company Inc., a diversified global insurer (‘‘Liberty Sigorta’’). From September 2003 through October 2006, Mr. Merzeci served as a Senior Business Analyst in the Communication Services department of Liberty Mutual Group. Mr. Merzeci graduated from Bilkent University with a Bachelor of Arts degree in economics. He also graduated from Boston College, Carroll Graduate School of Management with a Master of Business Administration and a Master of Science in Finance.

Can Aydinoglu has been our Chief Financial Officer and a director since inception. Since August 2005, Mr. Aydinoglu has been a partner and vice-chairman of the board of directors of Yuvatas Insaat San. Tic. A.S., a real estate development firm. In addition, Mr. Aydinoglu has served as a member of the board of directors of Besyildiz Yuvatas Insaat San. Tic. Ltd. Sti., a real estate development firm, since March 2007. From 2002 through 2004, Mr. Aydinoglu attended graduate school. From 2000 to 2002, Mr. Aydinoglu worked for Fidelity Investments as a consultant to various divisions and subsidiaries of Fidelity Investments, including its Institutional Brokerage Group, Charitable Gift Fund and RM Access, a fully owned-risk management subsidiary of Fidelity Capital. Mr. Aydinoglu graduated from Bogazici University with a Bachelor of Arts degree in political science and international relations. He also graduated from Babson College, Olin Graduate School of Business with a Master’s Degree in Business Administration, from Boston College, Carroll Graduate School of Management with a Master of Science in Finance and from Massachusetts Institute of Technology, Center for Real Estate with a Master of Science in Real Estate Development.

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Can Aydinoglu, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Baris Merzeci will expire at the second annual meeting. The term of office of the third class of directors, consisting of Berke Bakay will expire at the third annual meeting. Pursuant to our memorandum and articles of association, the number of directors that shall constitute our board has been fixed at three. This provision in our memorandum and articles of association may not be amended by shareholders prior to the consummation of our initial business combination except upon approval by the holders of at least 66.66% of the outstanding ordinary shares.

Our directors and officers will play a key role in identifying, evaluating, and selecting target business, and structuring, negotiating and consummating our initial business combination. Except as described above and under ‘‘— Conflicts of Interest,’’ none of these individuals has been or currently is a principal of or affiliated with any public company or blank check or special purpose acquisition company. We believe that the skills and experience of these individuals, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise should enable them to successfully identify and effect a business combination although we cannot assure that they will, in fact, be able to do so.

Advisory Board

In addition to our board of directors, we have established an advisory board. Our Advisory Board is comprised of individuals who have the background and experience to assist us in evaluating our business strategies and development. Our special advisors will not participate in managing our operations. We have no formal arrangement or agreement with these individuals to provide services to us and accordingly, they have no contractual or fiduciary obligations to present business opportunities to us. We expect that members of the Advisory Board will provide advice, insight, contacts and other assistance to us based on their extensive industry experience and involvement in areas of activity that are strategic to us. In addition to individual meetings or phone conferences with members of the Advisory Board, we intend to conduct bi-annual meetings with the Advisory Board to discuss our strategy and industry trends.

The following is a brief summary of the background of each member of our Advisory Board. There are no family relationships among any of the advisors and our officers or directors.

Richard J. Hauser has served as a member of our advisory board since our inception. Mr. Hauser has served as a director of Kona Grill, Inc. (NASDAQ: KONA) since December 2004. Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001. In addition, Mr. Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc., as well as a member and managing partner of several other partnerships formed for real estate and related ventures. Prior to founding Capital Real Estate, Inc. and Net Lease Development, LLC, Mr. Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001, where he was responsible for the management, development, and sale of retail properties. Mr. Hauser has a strong executive background in commercial real estate and finance, with extensive experience in business operations and strategic planning.

William B. Heyn has served as a member of our advisory board since our inception. From 2001 to the present, Mr. Heyn has been a Managing Director with Tritaurian Capital, Incorporated, a FINRA registered broker-dealer, and its predecessor companies. Since 2007, Mr. Heyn has been Chief Executive Officer and Chief Compliance Officer for Tritaurian Capital, Incorporated. Tritaurian Capital serves small and middle market companies with investment banking, specialty financing and mergers and acquisitions advisory. Additionally, Mr. Heyn is a Managing Partner of Tritaurian Resources, Incorporated an international commodities broker and advisory firm. From 2004 to the present, Mr. Heyn has been a partner in E. J. McKay & Co., Inc., an international investment bank based in Shanghai. Prior to 2001, Mr. Heyn held various investment banking positions in the financial industry including in the Investment Banking Division of Merrill Lynch, the Mergers and Acquisitions Group of J. P. Morgan and the Corporate Finance Department of Morgan Stanley. Mr. Heyn was an advisor to CS China Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia Entertainment & Resources Ltd., which is listed on the NASDAQ Stock Market (NASDAQ: AERL). Mr. Heyn was an advisor to China Unistone Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies Limited, which is listed on the Nasdaq Capital Market (NASDAQ: YTEC). Mr. Heyn received a B.A. from Yale University with majors in history and political science and currently holds Series 7, 24, 63, 79 and 99 securities licenses. Mr. Heyn, in conjunction with other individuals associated with Tritaurian Capital, is the beneficial owner of greater than 10% of our ordinary shares in aggregate and is a registered member of Tritaurian Capital, Incorporated, a FINRA member.

James R. Preissler has served as a member of our advisory board since our inception. Since November 2006, Mr. Preissler has been a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From July 2008 until February 2010, Mr. Preissler was the chief financial officer, secretary and a director of CS China Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia Entertainment & Resources Ltd., which is listed on the NASDAQ Stock Market (NASDAQ: AERL). Mr. Preissler has served as an independent director to Asia Entertainment & Resources Ltd. since its merger in February 2010. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., Specified Purposed Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies (NASDAQ: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, 79 and 99 securities licenses. Mr. Preissler, in conjunction with other individuals associated with Tritaurian Capital, is the beneficial owner of greater than 10% of our ordinary shares in aggregate and is a registered member of Tritaurian Capital, Incorporated, a FINRA member.

B.	Compensation

Employment Agreements

We have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Executive Officer and Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us. Our initial shareholders purchased 1,150,000 ordinary shares (123,375 of which were forfeited by them because the underwriters’ did not exercise a portion of the over-allotment option in the IPO) for an aggregate consideration of $25,000. In addition, we issued to certain of our initial shareholders and certain of their designees, in a private placement occurring simultaneously with the IPO, an aggregate of 6,600,000 warrants for an aggregate consideration of $2,310,000. We believe that because our officers and directors own such shares, no compensation (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

We have agreed to pay to BBS Capital Fund, LP and Rampant Dragon, LLC a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 16, 2011 and ending on the earlier of our consummation of a business combination or the liquidation of the trust account. BBS Capital Fund, LP is an affiliate of Berke Bakay, our Executive Chairman. Rampant Dragon, LLC is one of our shareholders. This arrangement was agreed to by BBS Capital Fund, LP and Rampant Dragon, LLC for our benefit and is not intended to provide BBS Capital Fund, LP and Rampant Dragon, LLC compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by BBS Capital Fund, LP and Rampant Dragon, LLC will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party.

Other than this $7,500 per month fee, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, directors, initial shareholders or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, our officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

Although we currently anticipate that some members of our management team will remain with us post-business combination, some or all of our current executive officers and directors may or may not remain with us following our initial business combination, depending on the type of business acquired and the industry in which the target business operates. After a business combination, our directors and officers who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders. It is possible that the amount of such compensation will not be known at the time of a shareholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. We cannot assure you that our current executive officers and directors will be retained in any significant role, or at all, and have no ability to determine what remuneration, if any, will be paid to them if they are retained following our initial business combination.

C.	Board Practices

Conflicts of Interest

Potential investors should be aware of the following potential conflicts of interest:

• None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

• In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

• Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

• The initial shares owned by our officers and directors will be released from escrow only if a business combination is successfully completed, and the insider warrants purchased by our officers and directors, and any warrants which they may purchase in the aftermarket will expire worthless if a business combination is not consummated. Additionally, our officers and directors will not receive liquidation distributions with respect to any of their initial shares. Furthermore, the purchasers of the insider warrants have agreed that such securities will not be sold or transferred by them until after we have completed a business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is appropriate to effect a business combination with.

• Unless we consummate our initial business combination, our officers, directors and initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of our working capital. Our officers, directors and initial shareholders may, as part of any business combination, negotiate the repayment of some or all of any such expenses. If the target business’ owners do not agree to such repayment, this could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. The financial interest of our officers, directors and initial shareholders or their affiliates could influence our officers’ and directors’ motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

• Our initial shareholders have contractually agreed that, if we liquidate the trust account prior to the consummation of a business combination, they will be personally liable to ensure that the proceeds in the trust account are not reduced below $8.15 per share (the amount per share held in trust immediately after the closing of our IPO) by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. Therefore, our initial shareholders have a financial interest in consummating a business combination, thereby resulting in a conflict of interest. Our initial shareholders or their affiliates could influence our officers’ and directors’ motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

• We will pay the costs of liquidating the trust account from our remaining assets outside of the trust account. If such funds are insufficient, our initial shareholders have contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have contractually agreed not to seek repayment for such expenses. Therefore, our initial shareholders have a financial interest in consummating a business combination, thereby resulting in a conflict of interest. Our initial shareholders or their affiliates could influence our officers’ and directors’ motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers and directors has agreed, until the earliest of a business combination, the liquidation of the trust account or such time as he ceases to be an officer or director, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have. The following table summarizes the relevant pre-existing fiduciary or contractual obligations of our officers and directors:

Name of Affiliated Company	Name of Individual	Priority/Preference Relative to Lone Oak Acquisition Corporation

BBS Capital Management, LP	Berke Bakay	Mr. Bakay will be required to present all business opportunities which are consistent with the business purpose of BBS Capital Management LLP to BBS Capital Management LLP prior to presenting them to us. However, Mr. Bakay has specifically agreed to present all business opportunities having a value in excess of $25 million to us prior to presenting them to BBS Capital Management. The business purpose of BBS Capital Management LLP is to serve as the investment manager to the BBS Capital Fund, LP. BBS Capital Fund, LP focuses on investments mainly in the United States and in the People’s Republic of China in the consumer discretionary, education and media industries.

Kona Grill, Inc.	Berke Bakay	Mr. Bakay will be required to present all business opportunities which are consistent with the business purpose of Kona Grill, Inc. to Kona Grill, Inc. prior to presenting them to us. The business purpose of Kona Grill, Inc. is to own and operate restaurants in the United States.

YB Gayrimenkul Danismanlik Hizmetleri Ltd.	Baris Merzeci	Mr. Merzeci will be required to present all business opportunities which are consistent with the business purpose of YB Gayrimenkul Danismanlik Hizmetleri Ltd. to YB Gayrimenkul Danismanlik Hizmetleri Ltd. prior to presenting them to us. The business purpose of YB Gayrimenkul Danismanlik Hizmetleri Ltd. is to be a real estate agency.

Yuvatas Insaat San. Tic. A.S.	Can Aydinoglu	Mr. Aydinoglu will be required to present all business opportunities which consistent with the business purpose of Yuvatas Insaat San. Tic. A.S. to Yuvatas Insaat San. Tic. A.S. prior to presenting them to us. The business purpose of Yuvatas Insaat San. Tic. A.S. is to develop real estate.

Besyildiz Yuvatas Insaat San. Tic. Ltd. Sti.	Can Aydinoglu	Mr. Aydinoglu will be required to present all business opportunities which are consistent with the business purpose of Besyildiz Yuvatas Insaat San. Tic. Ltd. Sti. to Besyildiz Yuvatas Insaat San. Tic. Ltd. Sti. prior to presenting them to us. The business purpose of Besyildiz Yuvatas Insaat San. Tic. Ltd. Sti. is to develop real estate.

James Preissler and William B. Heyn, members of our Advisory Board, are registered representatives of Tritaurian Capital, Incorporated which is a FINRA/SEC registered broker/dealer. Tritaurian Capital, Incorporated has not entered into an agreement with us pursuant to which they would agree to present any business opportunities to us prior to presenting them to Tritaurian Capital, Incorporated. Should any conflict arise, it is likely to be resolved in favor of Tritaurian Capital, Incorporated.

If we hold a shareholder vote, all of our initial shareholders, including all of our officers and directors, have agreed to vote all of the ordinary shares owned by them, including any ordinary shares acquired in our IPO or in the aftermarket in favor of a proposed business combination. In addition, our initial shareholders, including all of our officers and directors, have agreed not to tender their securities in such tender offer. In addition, they have waived their respective rights to participate in any liquidation distribution with respect to those ordinary shares acquired by them prior to our IPO.

We will not acquire an entity with which any of our officers or directors, through their other business activities, were having acquisition or investment discussions as of the time of our IPO. To further minimize potential conflicts of interest, we have agreed not to (i) acquire an entity with which our officers or directors, through their other business activities, had acquisition or investment discussions in the past, (ii) consummate an initial business combination with an entity which is, or has been within the past five years, affiliated with any of our officers, directors, initial shareholders or their affiliates, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (iii) enter into a business combination where we acquire less than 100% of a target business and any of our officers, directors, initial shareholders or their affiliates acquire the remaining portion of such target business, unless, in any case, we obtain an opinion from an independent investment banking firm reasonably acceptable to EarlyBirdCapital, Inc. that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors, shareholders or advisors, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

D.	Employees

As at December 31, 2011, we had three executive officers and no employees. These individuals are not obligated to devote any specific number of hours to our business and intend to devote only as much time as they deem necessary to our business. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our business) than they would prior to locating a suitable target business. We presently expect each of our executive officers to devote an average of approximately 15 hours per week to our business. We do not intend to have any full time employees prior to the consummation of a business combination.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 27, 2012:

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

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of Ownership
Directors and executive officers:
Berke Bakay(2)	431,852	9.7%
Baris Merzeci	8,927	*
Can Aydinoglu	8,927	*
All directors and executive officers as a group(3 individuals)	449,679	10.1%

Principal shareholders:
BBS Capital Fund, LP(2)	422,925	9.5%
Hauser Holdings LLC(3)	422,925	9.5%
Rampant Dragon LLC(4)	153,994	3.4%
Steven M. Oliveira(5)	436,000	9.8%
Polar Securities Inc (6)	409,101	9.2%
Fir Tree Value Master Fund, L.P. (7)	395,000	8.8%
AQR Capital Management, LLC(8)	384,960	8.6%
Bulldog Investors(9)	300,000	6.7%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner is c/o Lone Oak Acquisition Corporation, Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(2)	The number of ordinary shares beneficially owned by Mr. Bakay consists of ordinary shares beneficially owned by BBS Capital Fund, LP and Berke Bakay, which together are referred to as the “BBS Management Group.” The BBS Management Group has sole voting and dispositive power over all such ordinary shares. The address of BBS Management Group is 4975 Preston Park Boulevard, Suite 775W, Plano, TX 75093.

(3)	Mary Jane Hauser has sole voting and dispositive power over all ordinary shares held by Hauser Holdings LLC. The address of Hauser Holdings LLC is 50 South Sixth Street, Minneapolis, MN 55402. Ms. Hauser is the wife of Richard J. Hauser, one of our Special Advisors.

(4)	William B. Heyn and James R. Preissler, two of our Special Advisors, hold sole voting and dispositive power over the Rampant Dragon, LLC shares. The address of Rampant Dragon, LLC is 6416 Santa Rosa Drive, Plano, Texas 75024.

(5)	Based on a Schedule 13G filed on March 30, 2011 by Chardan SPAC Asset Management, LLC, PFSI FBO Steven Oliveira Roth IRA and Steven M. Oliveira. Steven M. Oliveira has sole voting and dispositive power over the ordinary shares held by Chardan SPAC Asset Management LLC and PFSI FBO Steven Oliveira.

(6)	Based on a Schedule 13G filed on February 14, 2012 by Polar Securities Inc. and North Pole Capital Master Fund. The address of the business office of each of the foregoing reporting persons 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(7)	Based on a Schedule 13G filed on March 31, 2011 by Fir Tree Value Master Fund, LP and Fir Tree, Inc. Fir Tree, Inc. is the investment manager of Fir Tree Value Master Fund, L.P., and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value Master Fund, L.P. The address of the business office of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The address of the business office of Fir Tree Value Master Fund, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands10017.

(8)	Based on a Schedule 13G filed on February 14, 2012 by AQR Capital Management, LLC. AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 6.4% of the shares held by AQR Capital Management, LLC. The address of the business office of AQR Capital Management, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830.

(9)	Based on a Schedule 13G filed on March 31, 2011 by Bulldog Investors. The address of Bulldog Investors is Park 80 West, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey 07663.

As of the date of this report, 99.6% of our outstanding ordinary shares are held by 5 record holders in the United States.

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

In June 2010, we issued 1,150,000 ordinary shares to the individuals and entities set forth below for $25,000 in cash, at a purchase price of approximately $0.02 share, as follows:

Name	Number of Shares Originally Issued	Number of Shares After Forefeiture	Relationship to Us:

Berke Bakay	10,000	8,927	Executive Chairman of our Board of Directors

Baris Merzeci	10,000	8,927	Chief Executive Officer and Director

Can Aydinoglu	10,000	8,927	Chief Financial Officer and Director

BBS Capital Fund, LP	473,750	422,925	Affiliate of Berke Bakay, our Executive Chairman of our Board of Directors

Hauser Holdings LLC	473,750	422,925	Shareholder, an entity controlled by Mary Jane Hauser, wife of Richard J. Hauser, one of our Special Advisors

Rampant Dragon, LLC	172,500	153,994	Shareholder majority owned by William B. Heyn and James R. Preissler, two of our Special Advisors

In connection with the exercise of the underwriters’ over-allotment option in the IPO, our initial shareholders forfeited an aggregate of 123,375 ordinary shares. We recorded the aggregate fair value of the shares forfeited and reacquired to treasury shares and a corresponding credit to additional paid-in capital based on the difference between the fair market value of the ordinary shares forfeited and the price paid to us for such forfeited shares (which would was an aggregate total of approximately $123 for all 123,375 shares).

Certain of our initial shareholders purchased 6,600,000 insider warrants (for a total purchase price of $2,310,000) from us. The insider warrants are identical to the warrants underlying the units issued in the IPO except that the insider warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as such warrants are held by the purchasers or their affiliates. The purchasers have agreed that the insider warrants will not be sold or transferred by them until after we have completed a business combination. The holders of the majority of these insider warrants (or underlying shares) are entitled to demand that we register these securities pursuant to an agreement with us. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time after we consummate a business combination. In addition, these holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

We have agreed to pay to BBS Capital Fund, LP and Rampant Dragon, LLC a total of $7,500 per month for office space, administrative services and secretarial support until the earlier of our consummation of a business combination or the liquidation of the trust account if we have not completed a business combination within the required time periods. As of March 16, 2012, we have accrued for, but not yet paid, BBS Capital Fund, LP and Rampant Dragon, LLC an aggregate of $93,750 for office space, administrative services and secretarial support. BBS Capital Fund, LP is an affiliate of Berke Bakay, our Executive Chairman. Rampant Dragon, LLC is one of our shareholders. This arrangement was agreed to by BBS Capital Fund, LP and Rampant Dragon, LLC for our benefit and is not intended to provide BBS Capital Fund, LP and Rampant Dragon, LLC compensation. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged.

Other than the payment of an aggregate of $7,500 per month to BBS Capital Fund, LP and Rampant Dragon, LLC, in connection with office space, administrative services and secretarial support rendered to us and reimbursement of reasonable out-of-pocket expenses to our officers, directors, or any of their respective affiliates, no compensation of any kind, including finders’ and consulting fees, will be paid to any of our executive officers, directors, initial shareholders or any of their respective affiliates who owned our ordinary shares prior to our IPO for services rendered to us prior to or with respect to the business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our board of directors (or audit committee if one exists) will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The board of directors (or audit committee) will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the board of directors (or audit committee) with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

To minimize potential conflicts of interest, we have agreed not to (i) acquire an entity with which our officers or directors, through their other business activities, had acquisition or investment discussions in the past, (ii) consummate an initial business combination with an entity which is, or has been within the past five years, affiliated with any of our officers, directors, initial shareholders or their affiliates, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals; or (iii) enter into a business combination where we acquire less than 100% of a target business and any of our officers, directors, initial shareholders or their affiliates acquire the remaining portion of such target business, unless, in either case, we obtain an opinion from an independent investment banking firm reasonably acceptable to EarlyBirdCapital, Inc. that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors, shareholders or advisors, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

See Item 4 Above.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the periods indicated and through May 9, 2012, the high and low sale prices for our units, ordinary shares and warrants, respectively, as reported on the Over-the-Counter Bulletin Board. (See Item 9C for the dates that the securities were traded on each market).

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2012*	8.20	8.20	7.75	7.75	0.36	0.25
2011	8.20	7.98	7.75	7.75	0.39	0.27
Fiscal Quarterly Highs and Lows
2012
First Quarter	8.20	8.20	7.75	7.75	0.36	0.25
Second Quarter*	8.20	8.20	7.75	7.75	0.27	0.27
2011
First Quarter (beginning March 21, 2011)	8.03	7.98	—	—	—	—
Second Quarter	8.05	7.98	—	—	—	—
Third Quarter	8.05	8.05	7.75	7.75	0.39	0.38
Fourth Quarter	8.20	8.07	7.75	7.75	0.30	0.27
Monthly Highs and Lows
March 2011	8.03	7.97	—	—	—	—
April 2011	8.01	8.00	—	—	—	—
May 2011	8.00	7.98	—	—	—	—
June 2011	8.05	7.98	7.75	7.75	0.38	0.37
July 2011	8.05	8.05	7.75	7.75	0.39	0.38
August 2011	8.05	8.00	7.75	7.75	0.35	0.35
September 2011	8.07	8.00	7.75	7.75	0.30	0.30
October 2011	8.07	8.07	7.75	7.75	0.30	0.30
November 2011	8.07	8.07	7.75	7.75	0.30	0.30
December 2011	8.20	8.07	7.75	7.75	0.30	0.27
January 2012	8.20	8.20	7.75	7.75	0.36	0.25
February 2012	8.20	8.20	7.75	7.75	0.27	0.27
March 2012	8.20	8.20	7.75	7.75	0.27	0.27
April 2012	8.20	8.20	7.75	7.75	0.27	0.27
May 2012*	8.20	8.20	7.75	7.75	0.27	0.27

* Through May 9, 2012

The closing bid for our ordinary shares on May 9, 2012 was $7.75.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Amended and Restated Memorandum and Articles of Association

Our Amended and Restated Memorandum and Articles of Association filed under the laws of the Cayman Islands contain provisions designed to provide certain rights and protections to our shareholders prior to the consummation of a business combination, including:

• the right of public shareholders to exercise redemption rights and surrender their shares in lieu of participating in a proposed business combination;

• a prohibition against completing a business combination if more than 82.2% of our public shareholders exercise their redemption rights, regardless of whether they are voting for or against a proposed business combination;

• a requirement that our management take all actions necessary to liquidate our trust account in the event we do not consummate a business combination by 18 months after the closing of our IPO, or 24 months if the period to complete our business combination has been extended;

• limitation on shareholders’ rights to receive a portion of the trust account; and

• the separation of our board of directors into three classes and the establishment of related procedures regarding the standing and election of such directors.

Our Amended and Restated Memorandum and Articles of Association prohibit the amendment or modification of any of the foregoing provisions prior to the consummation of a business combination. While these rights and protections have been established for the purchasers of units in our IPO, it is nevertheless possible that the prohibition against amending or modifying these rights and protections at any time prior to the consummation of the business combination could be challenged as unenforceable under Cayman Islands law, although, pursuant to the underwriting agreement we are prohibited from amending or modifying these rights and protections at any time prior to the consummation of the business combination. We have not sought an unqualified opinion regarding the enforceability of the prohibition on amendment or modification of such provisions because we view these provisions as fundamental and contractual terms of our IPO. We believe these provisions to be obligations of our company to its shareholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including, without limitation, the prohibition on any amendment or modification of such provisions.

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

The following summary of the material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our units, ordinary shares and warrants, which are sometimes referred to collectively, or individually, as our ‘‘securities,’’ is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our securities. However, an instrument transferring title to our securities, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on our securities or our debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our security holders or a payment of principal or interest or other sums due under a debenture or other obligation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our securities. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants also should apply to the holders of units (as the deemed owners of the ordinary shares and warrants underlying the units). The discussion below of the U.S. federal income tax consequences to ‘‘U.S. Holders’’ will apply to a beneficial owner of our securities that is treated for U.S. federal income tax purposes as:

• an individual citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is includible in gross income for U.S. federal income tax regardless of its source; or

• a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such a beneficial owner will be considered a ‘‘Non-U.S. Holder.’’ The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading ‘‘Non-U.S. Holders.’’

This summary is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

• financial institutions or financial services entities;

• broker-dealers;

• persons that are subject to mark-to-market accounting rules under Section 475 of the Code;

• tax-exempt entities;

• governments or agencies or instrumentalities thereof;

• insurance companies;

• regulated investment companies;

• real estate investment trusts;

• certain expatriates or former long-term residents of the United States;

• persons that actually or constructively own 5% or more of our voting shares;

• persons that acquired our securities pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

• persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

• persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (‘‘IRS’’) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price of a Unit and Characterization of a Unit and its Components

While not free from doubt, each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and one warrant to acquire one ordinary share. For U.S. Federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on the relative fair market value of each at the time of acquisition. The price allocated to the ordinary share and the warrant generally will be the holder’s tax basis in such share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that any allocation of the purchase price that we may make will be binding on a holder of a unit, unless the holder explicitly discloses in a statement attached to the holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the holder’s allocation of the purchase price between the ordinary share and the warrant that comprise the unit is different from our allocation. Any such allocation is not, however, binding on the IRS.

Although we intend to take a contrary position, if our ordinary shares are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any ‘‘conversion’’ feature) due to our limited potential for corporate growth prior to a business combination, there is a risk that a holder’s entitlement to receive payments upon the exercise of the holder’s redemption right in excess of the holder’s initial tax basis in our ordinary shares as described above will result in constructive income to the holder. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the holder without the holder’s receipt of cash from us.

Each holder is advised to consult its own tax advisor with respect to the risks associated with an investment in a unit (including alternative characterizations of a unit or the components thereof) and regarding the risks associated with an allocation of the purchase price between the ordinary share and the warrant that comprise a unit that is inconsistent with any allocation of the purchase price that we may make. The balance of this discussion assumes that the characterization of the units (and the components thereof) and any allocation of the purchase price as described above are respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), although we do not intend to calculate such earnings and profits. Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s adjusted tax basis in its ordinary shares (but not below zero). Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate

(see ‘‘— Taxation on the Disposition of Ordinary Shares and Warrants,’’ below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. Under published IRS authority, our ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board (the only exchange on which our ordinary shares are currently quoted and traded). Accordingly, any cash dividends paid on our ordinary shares are not currently expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

Possible Constructive Distributions with Respect to Warrants

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the U.S. Holders of such ordinary shares as described under ‘‘— Taxation of Cash Distributions Paid on Ordinary Shares,’’ above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a distribution in connection with our liquidation or a redemption of our ordinary shares, as described in ‘‘— Taxation on the Redemption of Ordinary Shares,’’ below, or warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See ‘‘— Exercise or Lapse of a Warrant,’’ below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation on the Redemption of Ordinary Shares

In the event that a U.S. Holder elects to (i) tender its ordinary shares in connection with a tender offer or (ii) sell its ordinary shares to us, if we use a portion of the trust account to purchase shares in open market transactions, the amount received on any such redemption of shares generally will be treated for U.S. federal income tax purposes as payments in consideration for the sale of our ordinary shares, rather than as a distribution. Such amount, however, will be treated as a distribution and taxed as described in ‘‘— Taxation of Cash Distributions Paid on Ordinary Shares,’’ above, if (i) the redemption is ‘‘essentially equivalent to a dividend’’ (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules) after the redemption is not meaningfully reduced from what its percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not ‘‘substantially disproportionate’’ as to that U.S. Holder (‘‘substantially disproportionate’’ meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption), and (iii) the redemption does not result in a ‘‘complete termination’’ of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our shares and its percentage ownership in us (including constructive ownership and taking into account the effect of redemptions by other shareholders) is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a ‘‘meaningful reduction.’’ A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its ordinary shares.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. The tax consequences of a cashless exercise of warrants are not clear under current tax law. A cashless exercise may be tax-free, either because it is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the transaction is treated as a recapitalization for U.S federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants. If the cashless exercise were treated as not being a realization event, the U.S. Holder’s holding period in the ordinary shares could be treated as commencing on the date following the date of exercise of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants with a fair market value equal to the exercise price for the number of warrants deemed exercised. For this purpose, the number of warrants deemed exercised would be equal to the number of ordinary shares issued pursuant to the cashless exercise of the warrants. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the warrants. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the warrants deemed exercised, and a U.S. Holder’s holding period for the ordinary shares should commence on the date following the date of exercise of the warrants. There also may be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants it is unclear which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own directly or indirectly at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own directly or indirectly at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we met the PFIC asset or income test for our 2011 taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. Our actual PFIC status for our current (2012) taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. We also do not plan to make annual determinations or otherwise notify U.S. Holders of our PFIC status. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2011 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (‘‘QEF’’) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules with respect to:

• any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

• any ‘‘excess distribution’’ made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

• the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

• the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

• the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

• the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held such warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election with respect to such shares. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon exercise of the warrants by the gain recognized and also will have a new holding period in such ordinary shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC generally will apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, with respect to such shares and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since our ordinary shares are quoted on the OTC Bulletin Board, they may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, and we do not plan to make annual determinations or otherwise notify U.S. Holders of the PFIC status of any such lower-tier PFIC. There also is no assurance that we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally will have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under ‘‘U.S. Holders — Exercise or Lapse of a Warrant,’’ above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. Pursuant to recently enacted legislation effective as of January 1, 2013, we may be required to enter into an agreement with the IRS to disclose to the IRS certain information about our U.S. Holders. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Assets) to report their interests in our securities..

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our IPO and the private placement of insider warrants, including amounts in the trust account, will be held in cash or will be invested in U.S. treasuries having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

On March 24, 2011, we completed (i) our IPO of 4,000,000 units and (ii) the Warrant Offering of 6,600,000 warrants. On March 29, 2011, the underwriters of our IPO exercised their over-allotment option, for a total of an additional 106,500 units (over and above the 4,000,000 units sold in our IPO) for an aggregate offering of 4,106,500 units. Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share at a price of $5.00.  The units were sold at an offering price of $8.00 per unit and the warrants were sold at an offering price of $0.35 per warrant, generating total gross proceeds of $34,310,000.  EarlyBirdCapital, Inc. (“EBC”) acted as the underwriter. The securities sold in the IPO were registered under the Securities Act of 1933 on a registration statement on Form F-1 (File No. 333-172334). The Securities and Exchange Commission declared the registration statement effective on March 16, 2011.

We incurred a total of $1,149,820 in underwriting discounts and commissions. The total expenses in connection with the sale of our warrants in the Warrant Offering and the IPO (including the underwriter’s discounts and commissions) were $1,463,586.

After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the Warrant Offering and the IPO were $33,698,414. $33,462,180 (or approximately $8.15 per unit sold in our IPO) of the net proceeds from the IPO and the Warrant Offering was placed in a trust account for our benefit and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The amounts held in the trust account may only be used by us upon the consummation of a business combination, except that there can be released to us, from time to time, (i) amounts necessary to purchase up to 50% of the shares sold in our IPO, (ii) any interest earned on the funds in the trust account that we may need to pay our tax obligations and (iii) any remaining interest earned on the funds in the trust account that we need for our working capital requirements. The remaining interest earned on the funds in the trust account will not be released until the earlier of the completion of a business combination and our liquidation upon failure to effect a business combination within the allotted time.

Through March 16, 2012, we have used $5,189,108 of the proceeds from our IPO and Warrant Offering to repurchase 665,000 ordinary shares in accordance with our 10b5-1 repurchase plan. We have incurred $50,106 in travel and entertainment expenses, $71,250 in rent expenses, $55,626 in insurance expenses, $7,617 in legal expenses and $26,508 in general and administrative expenses since the closing of the IPO.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

E.	Attestation Report of the Registered Public Accounting Firm

Not required.

D.	Changes in Internal Controls over Financial Reporting

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

	2011	2010

Audit fees(1)	$25,500	$25,500
Audit related fees	20,000	20,000
Tax fees	—	—
Total fees	$45,500	$45,500

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Warrant Certificate*
2.4	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.3	Form of Representative’s Unit Purchase Option*
4.4	Form of Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and each of the Initial Shareholders*
4.5	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.6	Form of Share Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders*
4.7	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders*
4.8	Form of Warrant Purchase Agreement among the Registrant, Loeb & Loeb LLP and each of the Initial Shareholders*
4.9	Letter Agreement between BBS Capital Fund, LP, Rampant Dragon, LLC and the Registrant regarding administrative support*
4.10	10b5-1 Trading Plan between the Registrant and Morgan Stanley Smith Barney, LLC*
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data Files

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LONE OAK ACQUISITION CORPORATION

May 15, 2012	By:	/s/ Baris Merzeci
	Name:	Baris Merzeci
	Title:	Chief Executive Officer

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Shareholders’ Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 – F-13

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Lone Oak Acquisition Corporation

We have audited the accompanying balance sheets of Lone Oak Acquisition Corporation (a company in the development stage) (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2011 and for the period from June 17, 2010 (inception) through December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Oak Acquisition Corporation (a company in the development stage), as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and for the period from June 17, 2010 (inception) through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue, and the Company’s cash and working capital as of December 31, 2011 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Marcum llp

Marcum LLP

New York, NY

May 15, 2012

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

BALANCE SHEETS

	December 31, 2011	December 31, 2010

ASSETS
Current Asset – Cash and cash equivalents	$6,822	$54,678
Cash and cash equivalents held in trust	28,273,072	—
Deferred offering costs associated with proposed public offering	—	192,034
Total assets	$28,279,894	$246,712

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses	$83,275	$85,440
Notes Payable to Shareholders	—	150,000
Total current liabilities	83,275	235,440

COMMITMENTS

Ordinary shares, subject to redemption, 2,829,535 shares at redemption value	23,245,574	—

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value
Authorized 5,000,000 shares; issued and outstanding none	—	—
Ordinary shares, $0.001 par value
Authorized 50,000,000 shares; issued and outstanding 1,638,590 (which excludes 2,829,535 subject to redemption) and 1,026,625(1)	1,639	1,027
Additional paid-in capital	5,174,241	23,973
Accumulated deficit during the development stage	(224,835)	(13,728)
Total shareholders’ equity	4,951,045	11,272
Total liabilities and shareholders’ equity	$28,279,894	$246,712

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2011	For the Period from June 17, 2010 (Inception) to December 31, 2010	For the Period from June 17, 2010 (Inception) to December 31, 2011

Expenses

Travel and Entertainment	$50,106	$—	$50,106
Rent Expense – Related Party	71,250	—	71,250
Insurance Expense	55,626	—	55,626
Legal Expense	7,617	—	7,617
General and Administrative Expenses	26,508	—	26,508
Formation and Operating Costs	—	13,728	13,728
Total Expense	211,107	13,728	224,835

Net Loss	(211,107)	(13,728)	(224,835)

Weighted average shares outstanding – basic and diluted(1)(2)	1,501,108	1,026,625

Basic and diluted net loss per share	$(0.14)	$(0.01)

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

(2)	Excludes shares subject to possible redemption

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from June 17, 2010 (Inception) to December 31, 2010 and the year ended December 31, 2011

	Ordinary Shares(1)
	Shares	Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Shareholders’ Equity

Ordinary shares issued June 17, 2010 (inception) at $0.02174 per share for cash	1,026,625	$1,027	$23,973	$—	$25,000
Net loss from June 17, 2010 to December 31, 2010	—	—	—	(13,728)	(13,728)
Balance at December 31, 2010	1,026,625	$1,027	$23,973	$(13,728)	$11,272
Proceeds from private placement of insider warrants	—	—	2,310,000	—	2,310,000
Sale of 4,000,000 units March 24, 2011 at $8.00 per unit net of underwriters’ discount and expenses ($1,433,766) (includes 3,387,999 shares subject to possible conversion	4,000,000	4,000	30,449,283	—	30,453,283
Proceeds subject to possible conversion of 3,387,999 shares	(3,387,999)	(3,388)	(27,642,684)	—	(27,646,072)
Proceeds from issuance of Unit purchase option	—	—	100	—	100
Sale of 106,500 units March 30, 2011 at $8.00 per unit net of underwriters’ discount and expenses ($29,820) (includes 106,536 shares subject to possible conversion	106,500	107	822,074	—	822,180
Proceeds subject to possible conversion of 106,536 shares	(106,536)	(107)	(868,012)	—	(868,118)
Adjustment to proceeds subject to redemption (reduction in per share amount)	—	—	38,661	—	38,661
Adjustment to proceeds subject to possible conversion for shares repurchased under 10b5-1 plan	—	—	40,846	—	40,846
Net loss	—	—	—	(211,107)	(211,107)
Balance at December 31, 2011	1,638,590	$1,639	$5,174,241	$(224,835)	$4,951,045

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corp.

(A Company In the Development Stage)

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2011	For the Period from June 17, 2010 (Inception) to December 31, 2010	For the Period from June 17, 2010 (Inception) to December 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(211,107)	$(13,728)	$(224,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in accrued expenses	83,275	—	83,275
Net cash used in operating activities	(127,832)	(13,728)	(141,560)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash held in trust fund	(28,273,072)	—	(28,273,072)
Net cash used in investing activities	(28,273,072)	—	(28,273,072)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross Proceeds of public offering	32,852,000	—	32,852,000
Proceeds from the private placement of insider warrants	2,310,000	—	2,310,000
Proceeds from sale of ordinary shares to initial shareholders	—	25,000	25,000
Proceeds from issuance of unit purchase option	100	—	100
Proceeds from notes payable to shareholders	—	150,000	150,000
Payment of notes payable to shareholders	(150,000)	—	(150,000)
Purchase of shares under 10b5-1 plan	(5,189,108)	—	(5,189,108)
Payment of offering costs	(1,469,944)	(106,594)	(1,576,538)
Net cash provided by financing activities	28,353,048	68,406	28,421,454
NET (DECREASE) INCREASE IN CASH and cash equivalents	(47,856)	54,678	6,822
CASH and cash equivalents, Beginning of Period	54,678	—	—
CASH and cash equivalents, Ending of Period	$6,822	$54,678	$6,822

Supplemental schedule of non-cash financing activity:
Increase in accrual for offering costs	$(85,440)	$85,440	$—

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization, Plan of Business Operations and Liquidity

Lone Oak Acquisition Corporation (the ‘‘Company’’) was incorporated in the Cayman Islands on June 17, 2010 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or other similar business combination, one or more operating businesses, or control of such operating business, or businesses, through contractual arrangements (“Business Combination”).

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the ‘‘SEC’’).

On March 24, 2011, the Company completed its initial public offering (the “Offering”). All activity prior ot March 24, 2011 relates to the Company’s formation and the public offering described below. All activity from March 24, 2011 through December 31, 2011 relates to the Company’s activities in seeking a Business Combination.

The Company is considered to be a development stage company and as such, the financial statements are prepared in accordance with the Accounting Standards Codification (‘‘ASC’’) topic 915 ‘‘Development Stage Entities.’’ The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s Offering was declared effective on March 16, 2011. The Company consummated the Offering on March 24, 2011 and received proceeds net of transaction costs of $30,566,234 which is discussed in Note 3 (‘‘Initial Public Offering’’) and $2,310,000 from the private placement to certain of the members of management of the Company (‘‘Insider Warrants’’) which is described in Note 4 (“Insider Warrants”). On March 30, 2011 the over-allotment option was partially exercised and the Company received an additional $822,180 net of transaction costs which is discussed in Note 3 (‘‘Initial Public Offering’’). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Insider Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $33,462,180 (including the $2,310,000 of proceeds from the sale of Insider Warrants) was placed in a trust account (‘‘Trust Account’’) and is being held in cash in lieu of being invested in United States treasuries having a maturity of 180 days or less until the earlier of (i) the consummation of the Company’s first Business Combination, (ii) the Company’s failure to consummate a Business Combination within the prescribed time and (iii) the Common Stock trades at or below $7.75 per share, subject to certain criteria discussed below. In the event that the Common Stock trades at or below $7.75 per share, there will be released from the Trust Account amounts necessary for the Company to purchase up to 50% of the shares sold in our IPO (2,053,250 shares) at any time commencing May 16, 2011 and ending on the date on which the Company announces a Business Combination. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the Company on March 16, 2011 which requires the Company to maintain a limit order for the shares at $7.75 per share during the purchase period until the maximum number of shares have been purchased. It is intended that purchases will comply with the technical requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, although purchases may not actually be effected under Rule 10b-18. As of December 31, 2011, a total of 665,000 shares had been repurchased under the 10b5-1 plan at a total cost, including expenses, of $5,189,108. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the initial shareholders have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as for any amounts that are necessary to pay the Company’s tax obligations.

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Offering (‘‘Public Shareholders’’) with the opportunity to redeem their public shares for a pro rata share of the Trust Account. In the event that shareholders owning more than 82.2% (as adjusted for purchases through December 31, 2011 under the Company’s 10b5-1 Plan) of the shares sold in the Offering exercise their redemption rights described below (provided, however, a potential target may make it a closing condition to the Business Combination that the Company have a certain amount of cash in excess of the minimum amount the Company is required to have pursuant to its organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with the Business Combination or requiring the Company to obtain an alternative source of funding), and solely if the Company seeks a vote of its shareholders in connection with a Business Combination, a majority vote against the Business Combination, the Business Combination will not be consummated. The Memorandum and Articles of Association of the Company provide that a Public Shareholder, together with any affiliate or other person with whom such Public Shareholder is acting in concert or as a ‘‘group’’ (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from voting rights with respect to an aggregate of more than 10% of the ordinary shares sold in the Offering (but only with respect to the amount over 10% of the ordinary shares sold in the Offering). Accordingly, all shares sold in the Offering beneficially owned by a Public Shareholder (or Shareholders if they are acting in a group) in excess of 10% shall be voted by the Company’s management in favor of a Business Combination. A ‘‘group’’ will be deemed to exists if Public Shareholders (i) file a Schedule 13D or 13G indicated the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act, as a group. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Shareholders’’), have waived any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any Public Shareholder can demand that the Company redeem his or her ordinary shares. Public Shareholders seeking redemption will have his or her shares redeemed for a pro rata share of the Trust Account (approximately $8.22 per share). Accordingly Public Shareholders holding up to 2,829,535 (as adjusted for purchases through December 31, 2011 under the Company’s 10b5-1 Plan) of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

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

The Company anticipates that in order to fund its working capital requirements, it will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account and that it may need to enter into contingent fee arrangements with its vendors. The Company may need to raise additional capital through loans or additional investments from its initial shareholders, officers, directors, or third parties. None of the initial shareholders, officers or directors is under any obligation advance funds to, or invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of the Company’s business plan, and controlling overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash and Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination or to repurchase subunits under the Company’s Repurchase Program. The funds held in the Trust Account are invested primarily in a highly liquid mutual fund.

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

The Company’s policy for recording interest and penalties associated with audits is to record such times as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from June 17, 2010 (inception) through December 31, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

The Company has received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the Company’s securities or our debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its security holders or a payment of principal or interest or other sums due under a debenture or other obligation.

Loss Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Ordinary loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Common shares subject to possible redemption at December 31, 2011 of 2,829,535 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 10,706,500 ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events.

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

Note 3 - Initial Public Offering

On March 24, 2011 the Company sold 4,000,000 units (“Units”) at a price of $8.00 per unit in the Offering. Each unit consists of one ordinary share in the Company and one Redeemable Ordinary Share Purchase Warrant (‘‘Warrants’’). On March 30, 2011 the Company sold an additional 106,500 Units pursuant to a partial exercise of the over-allotment option granted to the underwriters, the remainder of the over-allotment option expired unexercised. Each Warrant entitles the holder to purchase one ordinary share at a price of $5.00 commencing on the later of our completion of a Business Combination and March 24, 2012 and expiring three years from the completion of a Business Combination. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days notice (‘‘30-Day Redemption Period’’) while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption (‘‘Redemption Notice’’) is given, provided that a current registration statement is in effect (and a prospectus is available for use) with respect to the ordinary shares underlying such warrants at least five business days prior to the Redemption Notice and for the entire 30-Day Redemption Period (including the date of redemption). If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a ‘‘cashless basis.’’ In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the ‘‘fair market value’’ (defined below) by (y) the fair market value. The ‘‘fair market value’’ shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. However, if the Company has not filed with the SEC a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares by the 12-month anniversary of the consummation of the Initial Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis, provided that such cashless exercise is exempt from the registration requirements of the Securities Act. The Company does not believe that such an exemption is currently available.

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

The Company paid the underwriters in the Offering an underwriting discount of 3.5% ($1,149,820) of the gross proceeds of the Offering (including units sold in the partial exercise of the over-allotment option). The Company also issued a unit purchase option, for $100, to EarlyBirdCapital, Inc. (‘‘EBC’’) and its designees to purchase 400,000 units at an exercise price of $8.80 per unit. The units issuable upon exercise of this option are identical to the units sold in the Offering, with the exception of containing a provision for cashless exercise by EBC. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option on the date of issue was approximately $1,486,000 ($3.72 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 54.1%, (2) risk-free interest rate of 2.625% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a ‘‘cashless’’ basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 4 - Insider Warrants

Simultaneously with the Offering, certain of the Initial Shareholders of the Company purchased 6,600,000 Insider Warrants at $0.35 per warrant (for an aggregate purchase price of $2,310,000) from the Company. All of the proceeds received from these purchases were placed in the Trust. The Insider Warrants are identical to the warrants underlying the Units sold in the Offering except that: (i) the Insider Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act, (ii) the Insider Warrants are non-redeemable and (iii) the Insider Warrants are exercisable on a ‘‘cashless’’ basis, in each case, if held by the initial holders or permitted assigns. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that is occasioned by operation of law or for estate planning purposes, while remaining in escrow.

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

Note 5 - Notes Payable to Shareholders

The Company issued, in aggregate, $150,000 principal amount of unsecured promissory notes to certain officers and Initial Shareholders on September 15, 2010. The notes were non-interest bearing and were payable on the earlier of September 15, 2011 or the consummation of the Offering. On March 23, 2011 the parties to the notes agreed to extend their payable date to include ten (10) business days following the Offering. The notes were repaid in full on March 31, 2011.

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

The number of ordinary shares held by the Initial Shareholders that was subject to forfeiture by such shareholders, if the over-allotment option was not exercised in full by the Underwriter, was 150,000 shares in order to maintain 20% of the Company’s issued and outstanding shares after the Offering as of March 24, 2011. On March 30, 2011, the underwriter exercised a portion of its over-allotment option. After the partial exercise and expiration of the over-allotment option 123,375 of the shares held by the Initial Shareholders were forfeited.

Beginning on June 15, 2011, the 10b5-1 plan has maintained a limit order of $7.75 per ordinary share as required by the plan. Between June 15, 2011 and December 31, 2011, the Company purchased 665,000 ordinary shares at $7.75 per share for a total of $5,153,750. Additionally, the Company paid $35,358 in commissions and expenses in conjunction with these purchases for a total of $5,189,108. Up to an additional 1,388,250 ordinary shares may be purchased under the terms of the 10b5-1 plan.

Preferred Shares

On March 4, 2011, the Company’s shareholders approved an amendment to the Company’s Memorandum of Association authorizing the issuance of up to 5,000,000 preferred shares with a par value of $0.001 and such designation as may be determined by the Board of Directors of the Company from time to time.

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 8 - Fair Value Measurements

The Company adopted ASC 820, “Fair Value Measurement” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations. As of December 31, 2011, the fair value of all of the Company’s assets and liabilities were classified as Level 1. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Note 9 - Subsequent Events

The Company issued an unsecured convertible debenture to Rampant Dragon, LLC, one of its shareholders, on February 27, 2012 in the amount of $15,000. The debenture accrues interest at a rate of 5.0% per annum. Principal and interest are payable, in the sole option of Rampant Dragon, LLC, in cash or warrants on the same terms and conditions as the Insider warrants on the earlier of February 27, 2013 and the Business Combination.

The Company issued an unsecured convertible debenture to BBS Capital Fund, LP, one of its shareholders, on April 30, 2012 in the amount of $42,000. The debenture accrues interest at a rate of 5.0% per annum. Principal and interest are payable, in the sole option of BBS Capital Fund, LP, in cash or warrants on the same terms and conditions as the Insider warrants on the earlier of April 30, 2013 and the Business Combination.

Management evaluates subsequent events that have occurred after the balance sheet date through the date the financial statements were publically available to determine if events or transactions occurring require potential adjustment to or disclosure in the financial statements and has concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements except as discussed in this note.

