Form 20-F
period 2012-12-31
LONE OAK ACQUISITION CORP
filed 2013-05-15
CIK 1506374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 20-F

__________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 31, 2012

For the transition period from ________ to ________

Commission file number 005-86157

__________________

Lone Oak Acquisition Corporation

(Exact name of the Registrant as specified in its charter)

__________________

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong

(Address of principal executive offices)

Berke Bakay
(972) 985-2190
berkebakay@bbscapitalmanagement.com
12943 E Corrine Drive
Scottsdale, AZ 85259

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

__________________

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units

(Title of Class)

Ordinary Shares, $0.001 par value
(Title of Class)

Ordinary Share Purchase Warrants

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

__________________

On December 31, 2012, the issuer had 4,468,125 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

B.	Significant Changes	47

ITEM 9. THE OFFER AND LISTING		47

A.	Offer and Listing Details	47

B.	Plan of Distribution	48

C.	Markets	48

D.	Selling Shareholders	48

E.	Dilution	48

F.	Expenses of the Issue	48

ITEM 10. ADDITIONAL INFORMATION		48

A.	Share Capital	48

B.	Memorandum and Articles of Association	49

C.	Material Contracts	49

D.	Exchange controls	49

E.	Taxation	49

F.	Dividends and paying agents	58

G.	Statement by experts	59

H.	Documents on display	59

I.	Subsidiary Information	59

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		59

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		59

PART II		60

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		60

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		60

A.	Use of Proceeds	60

ITEM 15. CONTROLS AND PROCEDURES		60

ITEM 16. [RESERVED]		61

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.		61

ii

iii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	references to “we,” “us,” “our” or “our company” refer to Lone Oak Acquisition Corporation;
•	references to “US$” or “$” refer to the legal currency of the United States;
•	“Companies Law” refers to the Companies Law (Revised) of the Cayman Islands; and
•	“IPO” refers to our initial public offering, which was consummated on March 24, 2011.

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

The following selected financial data, other than selected operating data, have been derived from our audited financial statements as of December 31, 2012, December 31, 2011 and December 31, 2010 and for the years ended December 31, 2012 and December 31, 2011 and for the period from June 17, 2010 (inception) to December 31, 2010, which are included elsewhere in this report. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected financial information as of December 31, 2012, December 31, 2011 and December 31, 2010 and for the years ended December 31, 2012 and December 31, 2011 and for the period from June 17, 2010 (inception) to December 31, 2010 should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Working capital (deficiency)	$2,123,326	$(76,453)	$(180,762)
Total assets	30,780,738	28,279,894	246,712
Total liabilities	23,245,575	23,328,849	235,440
Shareholders’ equity	7,150,823	4,951,045	11,272

Selected statement of operation data:	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the period from June 17, 2010 (Inception) to December 31, 2010
Formation and operating expenses	$296,956	$211,107	$13,728
Other Income	2,500,000	—	—
Interest Expense	3,265	—	—
Net Income (Loss)	2,199,779	(211,107)	(13,728)
Weighted average shares outstanding – basic and diluted(1)(2)	1,638,590	1,501,108	1,026,625
Basic and diluted net gain (loss) per share	$1.34	$(0.14)	$(0.01)

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full.

(2)	Excludes shares subject to redemption

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

As a result of us entering into a letter of intent on September 18, 2012 with a potential target for our business combination, we extended the time period required for us to consummate a business combination to March 24, 2013, which date was extended an additional six months to September 24, 2013 pursuant to a vote of our shareholders on March 22, 2013. Accordingly, if we are unable to complete a business combination by September 24, 2013 and are forced to liquidate the trust account, the per-share liquidation distribution may be less than $8.15 (the amount per share held in trust immediately after the closing of the IPO), because of any claims that may be made against the trust account. Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless if we liquidate before the completion of a business combination.

If we are unable to consummate a business combination, our public shareholders could be forced to wait until September 24, 2013 before receiving liquidation distributions.

As a result of us entering into a letter of intent on September 18, 2012 with a potential target for our business combination, we extended the time period required for us to consummate a business combination to March 24, 2013 which date was extended an additional six months to September 24, 2013 pursuant to a vote of our shareholders on March 22, 2013. Accordingly, we have until September 24, 2013 in which to complete a business combination. We have no obligation to return funds to investors prior to such date unless we consummate a business combination prior thereto and only then in cases where investors have sought redemption of their shares. Only after the expiration of this full time period will public shareholders be entitled to distributions from the trust account if we are unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until or after such date.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds from our IPO are intended to be used to complete a business combination with a target business that has not been identified, we may be deemed to be a ‘‘blank check’’ company under the United States securities laws. However, since we have net tangible assets in excess of $5,000,000 and have filed a Form 6-K, including an audited balance sheet demonstrating this fact, we are exempt from the rules promulgated by the Securities and Exchange Commission (“SEC”) to protect investors of blank check companies such as Rule 419 of the rules and regulations promulgated under the Securities Act, or Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules which would, for example, completely restrict the transferability of our securities, require us to complete a business combination by September 24, 2013 with a target business having a fair value or net assets equal to at least 80% of the offering and restrict the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, we can complete a business combination with a target business having a fair value or net assets equal to or less than 80% of the offering proceeds, we will be entitled to withdraw interest earned on the funds held in the trust account prior to the completion of a business combination and we have a longer period of time to complete such a business combination than we would if we were subject to such rule.

Unlike other blank check companies, we allow shareholders owning up to 46.2% of our currently outstanding shares sold in our IPO to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business combination with which you may not agree and could result in more money from the trust account being used to pay for redemptions than in other blank check companies, and very little money remaining in trust for the post-transaction company.

Each public shareholder (other than the initial shareholders) will have the right to have his, her or its ordinary shares redeemed for cash if the initial business combination is approved and consummated. We will consummate the initial business combination only if public shareholders owning up to 46.2% of the currently outstanding shares sold in our IPO have exercised redemption rights on a cumulative basis (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 46.2% of the total number of currently outstanding shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ In the past, many blank check companies have had redemption thresholds of between 20% and 40%, which makes it more difficult for such companies to consummate their initial business combination. Therefore, because we permit a larger number of shareholders to exercise their redemption rights, it will be easier for us to consummate an initial business combination with a target business in the face of strong shareholder dissent, and we have reduced the likelihood that a small group of investors holding a large block of our ordinary shares will stop us from completing a business combination that is otherwise favored by our public shareholders. Depending on the number of public shares that are redeemed in connection with our initial business combination, we may have very little money in our trust account with which to consummate our initial business combination, which may result in our having to obtain additional financing to consummate our initial business combination, result in less money being available for use as working capital post business combination, or result in our failure to consummate an initial business combination.

The liquidity of our securities in the open market may be reduced.

There are currently 2,164,226 of our ordinary shares outstanding and we may redeem up to 46.2% of the currently outstanding ordinary shares issued in the IPO (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 46.2% of the currently outstanding total number of shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ Purchases or redemptions of our shares would result in significantly fewer public shares issued and outstanding and which would in turn significantly reduce the liquidity of our securities, including our public shares that are not redeemed.

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

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 50,000,000 ordinary shares, par value $0.001 per share, and 5,000,000 preferred shares, par value $0.001 per share. There are 36,329,274 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding warrants). Although we have no commitment to do so, we may issue a substantial number of additional ordinary shares or preferred shares, or a combination of ordinary and preferred shares, to complete a business combination. The issuance of additional ordinary or preferred shares:

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

If the net proceeds from our IPO not being held in trust are insufficient to allow us to operate until September 24, 2013, we may be unable to complete a business combination.

We believe that, the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow us to operate until at least September 24, 2013, assuming that a business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. Since we currently have $1,729,130 available outside of the trust account, should this be insufficient, we will be reliant on interest earned on funds held in trust for our working capital. Interest rates on permissible investments have ranged from 0.10% to 0.17% over the last several months. While we are entitled to have released to us for working capital purposes certain interest earned on the funds in the trust account (any amounts in the trust account in excess of $8.15 per public share (the amount per share held in trust immediately after the closing of the IPO)), a substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our initial shareholders to operate or may be forced to liquidate. Our initial shareholders are under no obligation to advance funds in such circumstances. If sufficient interest is not earned from funds held in the trust account and we are unable to find alternative financing, we will not have sufficient capital to consummate a business combination. We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a ‘‘no-shop’’ provision (a provision in letters of intent designed to keep target businesses from ‘‘shopping’’ around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

We may have insufficient resources to cover our operating expenses and the expenses of consummating our initial business combination.

We believe that amounts not held in the trust account, together with the interest income on the funds in the trust account (any amounts in the trust account in excess of $8.15 per public share (the amount per share held in trust immediately after the closing of the IPO)) to be released to us from time to time for working capital requirements, will be sufficient to pay the costs and expenses to which such proceeds are allocated until September 24, 2013. Our estimates are also based on the belief that in-depth due diligence will be undertaken only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, or if the amounts not held in the trust account are insufficient to pay our costs and expenses, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our initial shareholders, officers, directors or third parties. None of our initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient proceeds to fund our initial business combination and are unable to obtain additional financing, we may be required liquidate prior to consummating our initial business combination.

Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.

A potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to remain shareholders of our company and wait until September 24, 2013 in order to be able to redeem their shares for a pro rata portion of the trust account, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares. Furthermore, in the event that public shareholders must wait until our liquidation they may not receive a full pro rata portion of the trust account to the extent that third party creditors have a claim to such funds. See ‘‘Proposed Business — Effecting a Business Combination — Subsequent Liquidation of Trust Account if No Business Combination.’’

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business combination for any number of reasons including those beyond our control such as that public shareholders representing more than 46.2% of our currently outstanding shares issued in our IPO opt to have us redeem their shares for a pro rata share of the trust account (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 46.2% of the currently outstanding total number of shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ Any such event will result us having fewer resources for subsequent attempts to locate and acquire or merge with another business.

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

Our Amended and Restated Memorandum and Articles of Association provide that we will liquidate the trust account on September 24, 2013, if a business combination has not been consummated by such time. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them pursuant to such process and any liability of our shareholders may extend beyond the date of such liquidation. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

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

In connection with a proposed business combination, we will offer each public shareholder (but not our initial shareholders) the right to have his, her or its shares redeemed for cash equal to a pro rata share of the trust account (which amount is currently approximately $8.22 per share.

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

If holders of shares sold in our IPO indicate an intention to vote against a proposed business combination, in the event such a vote is held, and/or seek redemption of their shares into cash, we may privately negotiate arrangements to provide for the purchase of such shares at the closing of the business combination using funds held in the trust account. The purpose of such arrangements would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of our ordinary shares outstanding vote in favor of a proposed business combination, in the event such a vote is held, and/or that holders of up to 46.2% of the total number of currently outstanding shares sold in our IPO (1,137,601 shares) demand redemption of their shares into cash where it appears that such requirements would otherwise not be met (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). This may result in the approval of a business combination that may not otherwise have been possible. Additionally, as a consequence of such purchases,

• the funds in our trust account that are so used will not be available to us after the merger; and

• the public ‘‘float’’ of our ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of our securities on a national securities exchange.

While we may allow public shareholders owning up to 46.2% of the total number of currently outstanding shares sold in our IPO to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’

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

Our initial shareholders (including all of our officers and directors) collectively own 47% of our issued and outstanding ordinary shares. None of our officers, directors, initial shareholders or their affiliates has indicated any intention to purchase any units or ordinary shares from persons in the open market or in private transactions. However, if, and only if, a vote is held to approve a business combination and a significant number of shareholders vote, or indicate an intention to vote, against a proposed business combination, our officers, directors, initial shareholders or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. In connection with any vote to approve a proposed business combination, if any, our initial shareholders have agreed to vote any shares they own in favor of our proposed business combination.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in ‘‘Taxation — United States Federal Income Taxation — General’’) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for our 2012 taxable year may depend on whether we qualify for the PFIC start-up exception (see ‘‘Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules’’). Our actual PFIC status for our 2012 or any subsequent taxable year, however, will not be determinable until after the end of such taxable year (or after the end of the start-up period, if later). Accordingly, there can be no assurance with respect to our status as a PFIC for our 2012 taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see ‘‘Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.’’

An investment in us may involve adverse U.S. federal income tax consequences because the redemption price per share is greater than an investor’s initial tax basis in an ordinary share.

Although we intend to take a contrary position, if our ordinary shares are not viewed as participating in our corporate growth (i.e. our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature) due to our limited potential for corporate growth prior to a business combination, there is a risk that an investor’s entitlement to receive payments upon exercise of the investor’s redemption right or upon our liquidation in excess of the investor’s initial tax basis in our shares (see “Taxation – United States Federal Taxation – Allocation of Purchase Price and Characterization of a Unit and its Components”) will result in constructive income to the investor. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our securities.

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

Although we announced in April 2013 the authorization of a one-time cash dividend of $0.10 per outstanding ordinary share, we do not intend to pay any further cash dividends in the future. As a result, any gains on your investment in our securities will depend on the appreciation in value of our securities. If our securities fail to increase in value, you may lose all or part of your investment.

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

Through September 19, 2012, the date our 10b5-1 plan terminated, we repurchased 665,000 shares under the 10b5-1 plan for an aggregate purchase price of $5,189,108, including $35,358 in related commissions and fees.

On September 18, 2012 we entered into a letter of intent with a potential target for our business combination. Pursuant to the terms of the letter of intent, in the event the potential target terminated the letter of intent it would pay a termination fee to us of $2,500,000. On November 27, 2012, the potential target terminated the letter of intent; the Potential target paid us the termination fee on December 28, 2012.

As a result of entering into the letter of intent, we extended the time period required for us to consummate a business combination to March 24, 2013. On March 22, 2013, our shareholders voted to further extend the time period required for us to consummate a business combination to September 24, 2013

Subsequent Events

Tender Offer

On February 25, 2013 we filed with the SEC a tender offer for up to 2,829,535 of our ordinary shares at approximately $8.22 per share (the then and current amount held in trust per share). The Offer expired on March 22, 2013 at 11:59 p.m. New York time. A total of 2,303,899 ordinary shares had been tendered representing $18,927,300. The funds were released from the trust account and paid to the tendering shareholders on March 28, 2013 The tendered shares were canceled. Following the payment and cancelation of the tendered shares, 2,164,226 of our ordinary shares remained outstanding and $9,345,772 remained in the trust.

Extension

On March 6, 2013 we filed a proxy statement with the SEC in connection with a special meeting of shareholders held on March 22, 2013. The following proposals (the “Proposals”) were voted on at the meeting:

•	the proposal to amend our Articles of Association to permit the us to liquidate the trust account on September 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the trust account (the “Article Amendment Proposal”); and

•	the proposal to amend the agreement governing the trust account to extend the term of the trust account consistent with the Article Amendment Proposal (the “Extension”), and permit the us to distribute the assets of the trust account to the holders of the our ordinary shares issued in the our initial public offering who desire to exercise their redemption rights in connection with the Extension.

At the special meeting of shareholders the Proposals were approved with approximately 3,916,026 votes in favor out of approximately 3,931,026 votes cast. With the Proposals approved, and the Offer complete, the Extension was approved. Accordingly we now have until September 24, 2013 to complete a business combination.

On April 3, 2013, we announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding ordinary share (the “Special Dividend”). The record date for the Special Dividend was April 15, 2013 and the payment date was April 25, 2013.

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

We will proceed with a business combination only if public shareholders owning up to 46.2% of the total number of shares sold in our IPO and currently outstanding exercise their redemption rights. The redemption threshold was set at 46.2% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity after our IPO, which permits us to not comply with Rule 419 of the Securities Act. See the section entitled ‘‘Proposed Business — Comparison to Offerings of Blank Check Companies Subject to Rule 419.’’ However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of finding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 24, 2013 in order to be able to redeem their shares for a pro rata portion of the trust account.

In order to redeem the public shares for cash upon the consummation of a business combination, we will initiate an issuer tender offer by filing tender offer documents with the SEC in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act. Public shareholders who elect to tender their shares in connection with the tender offer will be entitled to receive a pro rata share of the trust account (currently approximately $8.22 per share). The tender offer documents will include information substantially similar to that which would be required in connection with a proxy statement compliant with U.S. securities regulations soliciting shareholder votes to approve the business combination, and the closing of the business combination will be cross-conditioned with the closing of the tender offer. Our initial shareholders have agreed not to tender their shares in such tender offer. Shareholder approval of a business combination would normally only be required where the business combination involved (a) a statutory merger of our company with another company or (b) a scheme of arrangement sanctioned by the Grand Court of the Cayman Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, (c) amendments to our memorandum and articles of association, (d) a change in the par value of our shares or (e) a change in the amount of our authorized share capital. A merger of a wholly-owned subsidiary of our company with another company would not normally require shareholder approval under our Amended and Restated Memorandum and Articles of Association or the Companies Law.

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

We will proceed with a business combination only if (i) a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and (ii) public shareholders owning up to 46.2% of the total number of shares sold in our IPO and currently outstanding properly exercise their redemption rights, regardless of whether they are voting for or against the proposed business combination (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 46.2% of the total number of shares sold in our IPO and currently outstanding to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’ If holders of shares sold in our IPO indicate an intention to vote against a proposed business combination and/or seek redemption of their shares for cash, we may negotiate arrangements to provide for the purchase of such shares at the closing of the business combination using funds held in the trust account. The purpose of such arrangements would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of our ordinary shares outstanding vote in favor of a proposed business combination and that holders of up to 46.2% of the shares sold in our IPO and currently outstanding demand redemption of their shares for cash where it appears that such requirements would otherwise not be met. All shares purchased pursuant to such arrangements would be voted in favor of the proposed business combination by the holders and then sold to us at the closing of the transaction and immediately cancelled. No such arrangements currently exist.

Permitted Purchases of our Securities

Prior to the consummation of a business combination, if the public shares traded at a price at or below $7.75 per share, there would have been released to us from the trust account amounts necessary to purchase up to 50% of the shares sold in the IPO (2,053,250 shares) until such time as when we announced the initial business combination. Purchases were made only in open market transactions pursuant to our 10b5-1 plan. The 10b5-1 plan required us to maintain a limit order for the public shares to be purchased by us at $7.75 per share during the purchase period until the maximum number of shares have been purchased. It intended that purchases would comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases) under the Exchange Act (although the purchases may not actually be effected under Rule 10b-18). All shares purchased by us were be immediately cancelled. We determined the $7.75 per share limit for the 10b5-1 plan based on the fact that that price represented a discount of approximately 5% of the initial per Unit amount ($8.15) being held in the trust account. We believe that repurchases of our ordinary shares in the open market at this price would be beneficial to our remaining shareholders who do not offer their shares for sale at that price as the repurchase would be accretive to us on a book value per share basis. In addition, we believe that purchasers of our shares below this 5% discount level were most likely be ‘‘yield-oriented’’ investors that would likely redeem their shares for cash in connection with the Company’s business combination. Our repurchase of shares in the open market at this 5% discount level will allow us to retain the incremental amount of cash that otherwise would be payable to such ‘‘yield-oriented’’ investor, as well as making it more likely that a business combination will be consummated.

On September 19, 2012, we announced that we had signed a non-binding letter of intent with a potential target company and, accordingly, are no longer permitted to make any repurchases of our ordinary shares under our 10b5-1 plan.

Through September 19, 2012, the date our 10b5-1 plan terminated, we repurchased 665,000 shares for an aggregate purchase price of $5,189,108, including $35,358 in related commissions and fees.

Redemption Rights

We will proceed with a business combination only if public shareholders owning up to 46.2% of the total number of shares sold in our IPO and currently outstanding exercise their redemption rights. The redemption threshold was set at 46.2% so that we would have a minimum of approximately $5,000,000 in shareholder’s equity post our IPO, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate a business combination below such minimum amount and we are not able to locate an alternative source of finding, we will not be able to consummate such business combination and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait until September 24, 2013 order to be able to redeem their shares for a pro rata portion of the trust account.

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

Our initial business combination will not be completed if public shareholders owning more than 46.2% of the total number of shares sold in the IPO and currently outstanding seek redemption of their ordinary shares (provided, however, a potential target may make it a closing condition to our business combination that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with such business combination or requiring us to obtain an alternative source of funding). While we may allow public shareholders owning up to 46.2% of the total number of shares sold in the IPO and currently outstanding to exercise their redemption rights, there is no guarantee that the public shareholders will be able to exercise such redemption rights. See the risk factor entitled ‘‘Even though we have a redemption threshold of 46.2%, we may be unable to consummate a business combination if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.’’

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

Subsequent Liquidation of Trust Account if No Business Combination

As a result of us entering into a letter of intent on September 18, 2012 with a potential target for our business combination, we extended the time period required for us to consummate a business combination to March 24, 2013, which date was extended an additional six months to September 24, 2013 pursuant to a vote of our shareholders on March 22, 2013. Accordingly, our Amended and Restated Memorandum and Articles of Association now provides that we will liquidate the trust account and distribute the proceeds therein to our shareholders if we do not consummate our business combination by September 24, 2013. We view this provision requiring the liquidation of the trust account by September 24, 2013 as an obligation to our shareholders and will not take any action to amend or waive this provision to allow us to retain the amounts in trust for a longer period of time. We anticipate notifying the trustee of the trust account to begin liquidating the trust account as promptly as possible and anticipate it will take no more than 10 business days to effectuate the distribution of the assets thereof to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (subject to our obligations under Cayman Islands law to provide for claims of creditors). Our initial shareholders have waived their rights to participate in any liquidation distribution from the trust account with respect to their initial shares. There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of liquidating the trust account from our remaining assets outside of the trust fund. If such funds are insufficient, our initial shareholders have contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have contractually agreed not to seek repayment of such expenses.

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

As a result of us entering into a letter of intent on September 18, 2012 with a potential target for our business combination, we extended the time period required for us to consummate a business combination to March 24, 2013, which date was extended an additional six months to September 24, 2013 pursuant to a vote of our shareholders on March 22, 2013. Accordingly, our public shareholders will be entitled to receive funds from the trust account only in the event that we fail to consummate a business combination by September 24, 2013, if they sell their shares back to us or if they properly redeem their respective shares for cash upon consummation of a business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

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

If we are unable to consummate a transaction by September 24, 2013, upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our initial shareholders have contractually agreed that if we liquidate the trust account prior to the consummation of a business combination, they will be personally liable to ensure that the proceeds in the trust account are not reduced below $8.15 per share (the amount per share held in trust immediately after the closing of our IPO) by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, we believe the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public shareholders. Nevertheless, we cannot assure you of this fact as there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust fund. A court could also conclude that such agreements are not legally enforceable. As a result, if we liquidate, the per-share distribution from the trust fund could be less than $8.15.

Survival After Liquidation of Trust Account

As discussed above, in the event that we fail to consummate a business combination by September 24, 2013, we will distribute the funds held in the trust account. Following such distribution, each shareholder, including our initial shareholders, shall retain their shares and continue to be our shareholder. We will continue in existence as a public shell company and, subject to the provisions of our Amended and Restated Memorandum and Articles of Association, our management will have broad discretion to determine the future of our business, if any. In addition, as substantially all of our assets will have been distributed pursuant to the liquidation of our trust account, unless we obtain third-party financing, the surviving public shell company will have limited, or no, financial resources to pursue a new business.

Competition

In identifying, evaluating and selecting a target business, we may encounter competition from other entities having a business objective similar to ours. Additionally, we may be subject to competition from entities other than blank check companies having a business objective similar to ours, including venture capital firms, leverage buyout firms and operating businesses looking to expand their operations through the acquisition of a target business. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could acquire with the net proceeds of our IPO, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources. We will only have access to approximately $9 million in our trust account to consummate a business combination. Accordingly, if we locate a target business that is valued at substantially more than $9 million and the sellers of that target business wish to be paid in cash, we will be forced to obtain third party financing to complete such a transaction. There is no assurance that such financing will be available to us on terms acceptable to us or at all. Other blank check companies whose trust accounts are significantly larger than ours would not have the same problem in financing such a transaction. Accordingly, this inherent competitive limitation may give others an advantage in pursuing the acquisition of a target business. Furthermore, our ability to issue our securities in connection with any business combination would allow us to complete a business combination with a much larger target business. The following also may not be viewed favorably by certain target businesses:

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

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively

In connection with repurchases of our ordinary shares that have occurred pursuant to the terms of our 10b5-1 Plan that we entered into with Morgan Stanley Smith Barney, the redemption threshold for public shareholders exercising their redemption rights has been reduced. Accordingly, as of December 31, 2012, we will proceed with a business combination only if public shareholders owning up to 46.2% of the total number of shares sold in the IPO exercise their redemption rights.

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

On September 18, 2012, we entered into a letter of intent with a potential target for our business combination. Pursuant to the terms of the letter of intent, in the event the potential target terminated the letter of intent, it would pay a termination fee to us of $2,500,000. On November 27, 2012, the potential target terminated the letter of intent; the potential target paid to us the termination fee on December 28, 2012.

As a result of entering into the letter of intent, we extended the time period required for us to consummate a business combination to March 24, 2013. On March 22, 2013, our shareholders voted to further extend the time period required for us to consummate a business combination to September 24, 2013.

Tender Offer

On February 25, 2013, we commenced a tender offer (the “Offer”) for up to 2,829,535 of our ordinary shares at approximately $8.22 per share (the then and current amount held in trust per share). The Offer expired on March 22, 2013. A total of 2,303,899 ordinary shares had been tendered representing $18,927,300. The funds were released from the trust account and paid to the tendering shareholders on March 28, 2013. The tendered shares were canceled. Following the payment and cancelation of the tendered shares, 2,164,226 of our ordinary shares remained outstanding and $9,345,772 remained in trust.

Extension

On March 6, 2013, we filed a proxy statement with the SEC in connection with a special meeting of shareholders held on March 22, 2013. The following proposals (the “Proposals”) were voted on at the meeting:

•	the proposal to amend our Articles of Association to permit us to liquidate the trust account on September 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the trust account (the “Article Amendment Proposal”); and

•	the proposal to amend the agreement governing the trust account to extend the term of the trust account consistent with the Article Amendment Proposal (the “Extension”), and permit us to distribute the assets of the trust account to the holders of our ordinary shares issued in our initial public offering who desire to exercise their redemption rights in connection with the Extension.

At the special meeting of shareholders, the Proposals were approved \with approximately 3,916,026 votes in favor out of approximately 3,931,026 votes cast. With the Proposals approved and the Offer complete, the Extension was approved. Accordingly, we now have until September 24, 2013 to complete a business combination.

On April 3, 2013, we announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding ordinary share (the “Special Dividend”). The record date for the Special Dividend was April 15, 2013 and the payment date was April 25, 2013.

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

We generated net income of $2,199,779 for the year ended December 31, 2012 as compared to a net loss of $211,107 for the year ended December 31, 2011 and a net loss of $13,728 for the period from June 17, 2010 (inception) through December 31, 2010 related to formation and operating costs. Until we enter into a business combination, we will not have any revenues.

On December 28, 2012 we were paid a termination fee of $2,500,000 by a potential target for a business combination which accounted for all of our income in 2012.

Liquidity and Capital Resources

As of December 31, 2012, we had $2,507,666 in cash and cash equivalents. In restricted cash and cash equivalents held in trust, as of December 31, 2012 we had $28,273,072, which amount is to be used only to consummate a business combination and repurchase or redeem our ordinary shares. As of December 31, 2012, we have used $5,189,108 of the funds held in trust to repurchase our ordinary shares and $18,927,300 to redeem outstanding ordinary shares in connection with a tender offer that closed on March 27, 2013. Following the payment of the special dividend, repayment of the debentures and certain accrued expenses, we had $1,729,130 in cash and cash equivalents, as of April 24, 2013. Following the tender offer on March 22, 2013, we had $9,345,772 remaining in restricted cash and cash equivalents in trust.

We intend to use the cash available for operations plus the interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements. Since it would cost us more to invest the funds held in trust than the interest we would earn, we decided to leave such funds in an account at J.P. Morgan Chase Bank, N.A., London.

Over the potential 6 months available to us to consummate a business combination, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We anticipate that we have and will incur approximately:

•	$50,000 of expenses for the search for target businesses and for the legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of a business combination;

•	$25,000 of expenses for the due diligence and investigation of a target business by our officers, directors and initial shareholders;

•	$25,000 of expenses in legal and accounting fees relating to our SEC reporting obligations;

•	$50,000 for general working capital that will be used for miscellaneous expenses, liquidation obligations and reserves, including director and officer liability insurance premiums; and

•	$45,000 representing the $7,500 per month fee for office space, administrative services and secretarial support.

We anticipate that in order to fund our working capital requirements, we may need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account and that we may need to enter into contingent fee arrangements with our vendors. We may need to raise additional capital through loans or additional investments from our initial shareholders, officers, directors, or third parties. None of the initial shareholders, officers or directors is under any obligation advance funds to, or invest in, us. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the IPO and the private placement of insider warrants, including amounts in the trust account, will remain in cash or will be invested in U.S. treasuries having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no material exposure to interest rate risk.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations

As of December 31, 2012, we did not have any off-balance sheet arrangements and did not have any commitments or contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position

Berke Bakay	34	Executive Chairman of the Board of Directors

Baris Merzeci	38	Chief Executive Officer and Director

Can Aydinoglu	38	Chief Financial Officer and Director

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

Baris Merzeci has been our Chief Executive Officer and a director since inception. Mr. Merzeci founded YB Gayrimenkul Danismanlik Hizmetleri Ltd., a real estate investment firm that focuses its investments mainly in Istanbul, Turkey, in September 2010 and has served as its Senior Officer since its formation. From September 2008 through September 2010, Mr. Merzeci was self-employed, conducting project-based initiatives and managing his personal financial portfolio through investments in financial, commodity and money market accounts. From October 2006 through September 2008, Mr. Merzeci was the Financial Controller and Integration Manager of the Planning and Finance department of Liberty Sigorta, a Turkish subsidiary of Liberty Mutual Holding Company Inc., a diversified global insurer (‘‘Liberty Sigorta’’). From September 2003 through October 2006, Mr. Merzeci served as a Senior Business Analyst in the Communication Services department of Liberty Mutual Group. Mr. Merzeci graduated from Bilkent University with a Bachelor of Arts degree in economics. He also graduated from Boston College, Carroll Graduate School of Management with a Master of Business Administration and a Master of Science in Finance.

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

As at December 31, 2012, we had three executive officers and no employees. These individuals are not obligated to devote any specific number of hours to our business and intend to devote only as much time as they deem necessary to our business. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our business) than they would prior to locating a suitable target business. We presently expect each of our executive officers to devote an average of approximately 15 hours per week to our business. We do not intend to have any full time employees prior to the consummation of a business combination.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 24, 2012:

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

Name and Address(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Directors and executive officers:
Berke Bakay(2)	431,852		20.0%
Baris Merzeci	8,927	*
Can Aydinoglu	8,927	*
All directors and executive officers as a group(3 individuals)	449,706		20.8%

Principal shareholders:
BBS Capital Fund, LP(2)	422,925		19.5%
Hauser Holdings LLC(3)	422,925		19.5%
Rampant Dragon LLC(4)	153,994		7.1%
Polar Securities Inc.(5)	409,101		19.0%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner is c/o Lone Oak Acquisition Corporation, Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(2)	The number of ordinary shares beneficially owned by Mr. Bakay consists of ordinary shares beneficially owned by BBS Capital Fund, LP and Berke Bakay, which together are referred to as the “BBS Management Group.” The BBS Management Group has sole voting and dispositive power over all such ordinary shares. The address of BBS Management Group is 4975 Preston Park Boulevard, Suite 775W, Plano, TX 75093.

(3)	Mary Jane Hauser has sole voting and dispositive power over all ordinary shares held by Hauser Holdings LLC. The address of Hauser Holdings LLC is 50 South Sixth Street, Minneapolis, MN 55402. Ms. Hauser is the wife of Richard J. Hauser, one of our Special Advisors.

(4)	William B. Heyn and James R. Preissler, two of our Special Advisors, hold sole voting and dispositive power over the Rampant Dragon, LLC shares. The address of Rampant Dragon, LLC is 5601 Preakness Lane, Plano, Texas 75093.

(5)	Based on a Schedule 13G filed on February 14, 2012 by Polar Securities Inc. and North Pole Capital Master Fund. The address of the business office of each of the foregoing reporting persons 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

As of the date of this report, 99.2% of our outstanding ordinary shares are held by 5 record holders in the United States.

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

In June 2010, we issued 1,150,000 ordinary shares to the individuals and entities set forth below for $25,000 in cash, at a purchase price of approximately $0.02 share, as follows:

Name	Number of Shares Originally Issued	Number of Shares After Forfeiture	Relationship to Us:

Berke Bakay	10,000	8,927	Executive Chairman of our Board of Directors

Baris Merzeci	10,000	8,927	Chief Executive Officer and Director

Can Aydinoglu	10,000	8,927	Chief Financial Officer and Director

BBS Capital Fund, LP	473,750	422,925	Affiliate of Berke Bakay, our Executive Chairman of our Board of Directors

Hauser Holdings LLC	473,750	422,925	Shareholder, an entity controlled by Mary Jane Hauser, wife of Richard J. Hauser, one of our Special Advisors

Rampant Dragon, LLC	172,500	153,994	Shareholder majority owned by William B. Heyn and James R. Preissler, two of our Special Advisors

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

The following tables set forth, for the periods indicated and through April 23, 2013, the high and low sale prices for our units, ordinary shares and warrants, respectively, as reported on the Over-the-Counter Bulletin Board. (See Item 9C for the dates that the securities were traded on each market).

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2013 *	8.35	8.17	8.18	8.00	0.55	0.06
2012	8.20	8.10	8.00	7.75	0.37	0.10
2011	8.20	7.98	7.75	7.75	0.39	0.27
Fiscal Quarterly Highs and Lows
2013
First Quarter	8.35	8.17	8.18	8.00	0.22	0.06
Second Quarter *	8.17	8.17	8.08	8.08	0.55	0.23
2012
First Quarter	8.20	8.20	7.75	7.75	0.36	0.25
Second Quarter	8.20	8.10	7.85	7.75	0.37	0.20
Third Quarter	8.20	8.10	7.90	7.77	0.30	0.20
Fourth Quarter	8.20	8.20	8.00	7.89	0.33	0.10
2011
First Quarter (beginning March 21, 2011)	8.03	7.98	—	—	—	—
Second Quarter	8.05	7.98	—	—	—	—
Third Quarter	8.05	8.05	7.75	7.75	0.39	0.38
Fourth Quarter	8.20	8.07	7.75	7.75	0.30	0.27
Monthly Highs and Lows
March 2011	8.03	7.97	—	—	—	—
April 2011	8.01	8.00	—	—	—	—
May 2011	8.00	7.98	—	—	—	—
June 2011	8.05	7.98	7.75	7.75	0.38	0.37
July 2011	8.05	8.05	7.75	7.75	0.39	0.38
August 2011	8.05	8.00	7.75	7.75	0.35	0.35
September 2011	8.07	8.00	7.75	7.75	0.30	0.30
October 2011	8.07	8.07	7.75	7.75	0.30	0.30
November 2011	8.07	8.07	7.75	7.75	0.30	0.30
December 2011	8.20	8.07	7.75	7.75	0.30	0.27
January 2012	8.20	8.20	7.75	7.75	0.36	0.25
February 2012	8.20	8.20	7.75	7.75	0.27	0.27
March 2012	8.20	8.20	7.75	7.75	0.27	0.27
April 2012	8.20	8.20	7.75	7.75	0.37	0.27
May 2012	8.20	8.20	7.85	7.75	0.37	0.37
June 2012	8.20	8.10	7.85	7.77	0.37	0.20
July 2012	8.20	8.10	7.77	7.77	0.30	0.20
August 2012	8.20	8.20	7.77	7.77	0.30	0.30
September 2012	8.20	8.20	7.77	7.90	0.30	0.30
October 2012	8.20	8.20	7.89	7.89	0.33	0.20
November 2012	8.20	8.20	7.89	8.00	0.23	0.20
December 2012	8.20	8.20	8.00	8.00	0.23	0.10
January 2013	8.35	8.20	8.00	8.10	0.15	0.08
February 2013	8.25	8.17	8.10	8.18	0.08	0.06
March 2013	8.17	8.17	8.18	8.08	0.22	0.06
April 2013 *	8.17	8.17	8.08	8.08	0.55	0.23

* Through April 23, 2013

The closing bid for our ordinary shares on April 23, 2013 was $8.08.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

• a prohibition against completing a business combination if more than 46.2% of our public shareholders exercise their redemption rights, regardless of whether they are voting for or against a proposed business combination;

• a requirement that our management take all actions necessary to liquidate our trust account in the event we do not consummate a business combination by September 24, 2013;

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

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our units, ordinary shares and warrants to acquire ordinary shares, which are sometimes referred to in this summary collectively, or individually, as our ‘‘securities,’’ is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our security holders in respect of the issue or transfer of our securities. However, an instrument transferring title to our securities, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

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

• a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

• a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such an owner will be considered a ‘‘Non-U.S. Holder.’’ The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading ‘‘Non-U.S. Holders.’’

This summary is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Codes and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

• financial institutions or financial services entities;

• broker-dealers;

• persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

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

• persons whose functional currency is not the U.S. dollar;

• controlled foreign corporations; or

• passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

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

Although we intend to take a contrary position, if our ordinary shares are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any ‘‘conversion’’ feature) due to our limited potential for corporate growth prior to a business combination, there is a risk that a holder’s entitlement to receive payments upon the exercise of the holder’s redemption right or upon our liquidation in excess of the holder’s initial tax basis in our ordinary shares as described above will result in constructive income to the holder. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the holder without the holder’s receipt of cash from us.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce the U.S. Holder’s adjusted tax basis in its ordinary shares (but not below zero). Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “Taxation on the Disposition of Ordinary Shares and Warrants” below.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see ‘‘— Taxation on the Disposition of Ordinary Shares and Warrants,’’ below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. Under published IRS authority, our ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the Over-the-Counter Bulletin Board (the only exchange on which our ordinary shares are currently quoted and traded). Accordingly, any cash dividends paid on our ordinary shares are not currently expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation on the Redemption of Ordinary Shares

In the event that a U.S. Holder elects to sell its ordinary shares to us, the amount received on any such redemption of shares generally will be treated for U.S. federal income tax purposes as payments in consideration for the sale of our ordinary shares, rather than as a distribution. Such amount, however, will be treated as a distribution and taxed as described in ‘‘— Taxation of Cash Distributions Paid on Ordinary Shares,’’ above, if (i) the redemption is ‘‘essentially equivalent to a dividend’’ (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules) after the redemption is not meaningfully reduced from what its percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not ‘‘substantially disproportionate’’ as to that U.S. Holder (‘‘substantially disproportionate’’ meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption), and (iii) the redemption does not result in a ‘‘complete termination’’ of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our shares and its percentage ownership in us (including constructive ownership and taking into account the effect of redemptions by other shareholders) is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a ‘‘meaningful reduction.’’ A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its ordinary shares.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we met the PFIC asset or income test for our 2012 taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. Our actual PFIC status for our 2012 taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year (or after the end of the start-up period, if later). We also do not plan to make annual determinations or otherwise notify U.S. Holders of our PFIC status. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2012 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (‘‘QEF’’) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

• the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

• the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

• the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since our ordinary shares are quoted only on the Over-the-Counter Bulletin Board, they may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our securities should consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our securities generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under ‘‘U.S. Holders — Exercise or Lapse of a Warrant,’’ above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

On April 3, 2013, we declared a $0.10 per share dividend with a record date of April 15, 2013. The dividend was paid on April 25, 2013 by Continental Stock Transfer & Trust Company.

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

Through April 24, 2012, we have used $5,189,108 of the proceeds from our IPO and Warrant Offering to repurchase 665,000 ordinary shares in accordance with our 10b5-1 repurchase plan and $18,927,300 to redeem outstanding ordinary shares in connection with a tender offer that closed on March 27, 2013. We have incurred $52,775 in travel and entertainment expenses, $161,250 in rent expenses, $111,425 in insurance expenses, $113,748 in legal expenses and $68,865 in general and administrative expenses since the closing of the IPO.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

E. Attestation Report of the Registered Public Accounting Firm

Not required.

D. Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2012	2011	2010

Audit fees(1)	$18,500	$17,500	$25,500
Audit related fees	—	—	20,000
Tax fees	—	—	—
Total fees	$18,500	$17,500	$45,500

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Warrant Certificate*
2.4	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.3	Form of Representative’s Unit Purchase Option*
4.4	Form of Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and each of the Initial Shareholders*
4.5	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.6	Form of Share Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders*
4.7	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders*
4.8	Form of Warrant Purchase Agreement among the Registrant, Loeb & Loeb LLP and each of the Initial Shareholders*
4.9	Letter Agreement between BBS Capital Fund, LP, Rampant Dragon, LLC and the Registrant regarding administrative support*
4.10	10b5-1 Trading Plan between the Registrant and Morgan Stanley Smith Barney, LLC*
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data Files**

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334).

**	To be filed by amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LONE OAK ACQUISITION CORPORATION

May 15, 2013	By:	/s/ Baris Merzeci
	Name:	Baris Merzeci
	Title:	Chief Executive Officer

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

We have audited the accompanying balance sheets of Lone Oak Acquisition Corporation (a company in the development stage) (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011 and for the periods from June 17, 2010 (inception) through December 31, 2010 and from June 17, 2010 (inception) through December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Oak Acquisition Corporation (a company in the development stage), as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and December 31, 2011 and for the periods from June 17, 2010 (inception) through December 31, 2010 and from June 17, 2010 (inception) through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum llp

Marcum LLP

New York, NY

May 15, 2013

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

BALANCE SHEETS

	December 31, 2012	December 31, 2011

ASSETS
Current Asset – Cash and cash equivalents	$2,507,666	$6,822
Cash and cash equivalents held in trust	28,273,072	28,273,072
Total assets	$30,780,738	$28,279,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses	$282,075	$83,275
Notes Payable to Shareholders	102,265	—
Total current liabilities	384,340	83,275

COMMITMENTS

Ordinary shares, subject to redemption, 2,829,535 shares at redemption value	23,245,574	23,245,574

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value Authorized 5,000,000 shares; issued and outstanding none	—	—
Ordinary shares, $0.001 par value Authorized 50,000,000 shares; issued and outstanding 1,638,590 (which excludes 2,829,535 subject to redemption) (1)	1,639	1,639
Additional paid-in capital	5,174,241	5,174,241
Accumulated earnings (deficit) during the development stage	1,974,944	(224,835)
Total shareholders’ equity	7,150,824	4,951,045
Total liabilities and shareholders’ equity	$30,780,738	$28,279,894

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period from June 17, 2010 (Inception) to December 31, 2010	For the Period from June 17, 2010 (Inception) to December 31, 2012

Expenses

Travel and Entertainment	$2,669	$50,106	$—	$52,775
Rent Expense – Related Party	90,000	71,250	—	161,250
Insurance Expense	55,799	55,626	—	111,425
Legal Expense	106,131	7,617	—	113,748
General and Administrative Expenses	42,357	26,508	—	68,865
Formation and Operating Costs	—	—	13,728	13,728
Total Expense	296,956	211,107	13,728	521,791

Other Income (Expense)

Other Income	2,500,000	—	—	2,500,000
Interest Expense	(3,265)	—	—	(3,265)

Net Income (Loss)	2,199,779	(211,107)	(13,728)	1,974,944

Weighted average shares outstanding – basic and diluted(1)(2)	1,638,590	1,501,108	1,026,625

Basic and diluted net income (loss) per share	$1.34	$(0.14)	$(0.01)

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

(2)	Excludes shares subject to possible redemption

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from June 17, 2010 (Inception) to December 31, 2010 and the years ended December 31, 2011 and December 31, 2012

	Ordinary Shares(1)		Additional Paid-In	Earnings (Deficit) Accumulated During the	Shareholders’
	Shares	Amount	Capital	Development Stage	Equity

Ordinary shares issued June 17, 2010 (inception) at $0.02174 per share for cash	1,026,625	$1,027	$23,973	$—	$25,000
Net loss from June 17, 2010 to December 31, 2010	—	—	—	(13,728)	(13,728)
Balance at December 31, 2010	1,026,625	1,027	23,973	(13,728)	11,272
Proceeds from private placement of insider warrants	—	—	2,310,000	—	2,310,000
Sale of 4,000,000 units March 24, 2011 at $8.00 per unit net of underwriters’ discount and expenses ($1,433,766) (includes 3,387,999 shares subject to possible conversion	4,000,000	4,000	30,449,283	—	30,453,283
Proceeds subject to possible conversion of 3,387,999 shares	(3,387,999)	(3,388)	(27,642,684)	—	(27,646,072)
Proceeds from issuance of Unit purchase option	—	—	100	—	100
Sale of 106,500 units March 30, 2011 at $8.00 per unit net of underwriters’ discount and expenses ($29,820) (includes 106,536 shares subject to possible conversion	106,500	107	822,074	—	822,181
Proceeds subject to possible conversion of 106,536 shares	(106,536)	(107)	(868,012)	—	(868,119)
Adjustment to proceeds subject to redemption (reduction in per share amount)	—	—	38,661	—	38,661
Adjustment to proceeds subject to possible conversion for shares repurchased under 10b5-1 plan	—	—	40,846	—	40,846
Net loss	—	—	—	(211,107)	(211,107)
Balance at December 31, 2011	1,638,590	1,639	5,174,241	(224,835)	4,951,045
Net Income	—	—	—	2,199,779	2,199,779
Balance at December 31, 2012	1,638,590	$1,639	$5,174,241	$1,974,944	$7,150,824

(1)	Reflects an aggregate of 123,375 ordinary shares forfeited by the Initial Shareholders on May 8, 2011 because the underwriters’ over-allotment option was not exercised in full. (Note 7)

The accompanying notes are an integral part of these financial statements

Lone Oak Acquisition Corp.

(A Company In the Development Stage)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period from June 17, 2010 (Inception) to December 31, 2010	For the Period from June 17, 2010 (Inception) to December 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES
Net Income (loss)	$2,199,779	$(211,107)	$(13,728)	$1,974,944
Changes to operational assets and liabilities:
Accrued expenses	198,800	83,275	—	282,075
Net cash provided by (used in) operating activities	2,398,579	(127,832)	(13,728)	2,257,019

CASH FLOWS FROM INVESTING ACTIVITIES
Cash held in trust fund, net	—	(28,273,072)	—	(28,273,072)
Net cash used in investing activities	—	(28,273,072)	—	(28,273,072)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross Proceeds of public offering	—	32,852,000	—	32,852,000
Proceeds from the private placement of insider warrants	—	2,310,000	—	2,310,000
Proceeds from sale of ordinary shares to initial shareholders	—	—	25,000	25,000
Proceeds from issuance of unit purchase option	—	100	—	100
Proceeds from notes payable to shareholders	102,265	—	150,000	252,265
Payment of notes payable to shareholders	—	(150,000)	—	(150,000)
Purchase of shares under 10b5-1 plan	—	(5,189,108)	—	(5,189,108)
Payment of offering costs	—	(1,469,944)	(106,594)	(1,576,538)
Net cash provided by financing activities	102,265	28,353,048	68,406	28,523,719
NET (DECREASE) INCREASE IN CASH and cash equivalents	2,500,844	(47,856)	54,678	2,507,666
CASH and cash equivalents, Beginning of Period	6,822	54,678	—	—
CASH and cash equivalents, Ending of Period	$2,507,666	$6,822	$54,678	$2,507,666

Supplemental schedule of non-cash financing activity:
Increase in accrual for offering costs	$—	$(85,440)	$85,440	$—

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

On March 24, 2011, the Company completed its initial public offering (the “Offering”). All activity prior to March 24, 2011 relates to the Company’s formation and the public offering described below. All activity from March 24, 2011 through December 31, 2012 relates to the Company’s activities in seeking a Business Combination.

The Company is considered to be a development stage company and as such, the financial statements are prepared in accordance with the Accounting Standards Codification (‘‘ASC’’) Topic 915 ‘‘Development Stage Entities.’’ The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s Offering was declared effective on March 16, 2011. The Company consummated the Offering on March 24, 2011 and received proceeds net of transaction costs of $30,566,234 which is discussed in Note 3 (‘‘Initial Public Offering’’) and $2,310,000 from the private placement to certain of the members of management of the Company (‘‘Insider Warrants’’) which is described in Note 4 (“Insider Warrants”). On March 30, 2011 the over-allotment option was partially exercised and the Company received an additional $822,180 net of transaction costs which is discussed in Note 3 (‘‘Initial Public Offering’’). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Insider Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $33,462,180 (including the $2,310,000 of proceeds from the sale of Insider Warrants) was placed in a trust account (‘‘Trust Account’’) and is being held in cash in lieu of being invested in United States treasuries having a maturity of 180 days or less until the earlier of (i) the consummation of the Company’s first Business Combination, (ii) the Company’s failure to consummate a Business Combination within the prescribed time and (iii) the Common Stock trades at or below $7.75 per share, subject to certain criteria contained in the 10b5-1 plan, prior to the announcement of a Business Combination. A Business Combination was announced on September 19, 2012, terminating the 10b5-1 plan. As of that date, a total of 665,000 shares had been repurchased under the 10b5-1 plan at a total cost, including expenses, of $5,189,108. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the initial shareholders have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as for any amounts that are necessary to pay the Company’s tax obligations, if any.

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Offering (‘‘Public Shareholders’’) with the opportunity to redeem their public shares for a pro rata share of the Trust Account. In the event that shareholders owning more than 46.2% (as adjusted for purchases under the Company’s 10b5-1 Plan and the Tender Offer – see “Note 9 – Subsequent Events”) of the shares sold in the Offering exercise their redemption rights described below (provided, however, a potential target may make it a closing condition to the Business Combination that the Company have a certain amount of cash in excess of the minimum amount the Company is required to have pursuant to its organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with the Business Combination or requiring the Company to obtain an alternative source of funding), and solely if the Company seeks a vote of its shareholders in connection with a Business Combination, a majority vote against the Business Combination, the Business Combination will not be consummated. The Memorandum and Articles of Association of the Company provide that a Public Shareholder, together with any affiliate or other person with whom such Public Shareholder is acting in concert or as a ‘‘group’’ (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from voting rights with respect to an aggregate of more than 10% of the ordinary shares sold in the Offering (but only with respect to the amount over 10% of the ordinary shares sold in the Offering). Accordingly, all shares sold in the Offering beneficially owned by a Public Shareholder (or Shareholders if they are acting in a group) in excess of 10% shall be voted by the Company’s management in favor of a Business Combination. A ‘‘group’’ will be deemed to exists if Public Shareholders (i) file a Schedule 13D or 13G indicated the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act, as a group. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Shareholders’’), have waived any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any Public Shareholder can demand that the Company redeem his or her ordinary shares. Public Shareholders seeking redemption will have his or her shares redeemed for a pro rata share of the Trust Account (approximately $8.22 per share). Accordingly Public Shareholders holding up to 525,636 (as adjusted for purchases through December 31, 2012 under the Company’s 10b5-1 Plan and the Tender Offer – see “Note 9 – Subsequent Events”) of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

If the Company had not completed a Business Combination by March 24, 2013, which date was subsequently extended to September 24, 2013 (see “Note 9 - Subsequent Events”), the Company will liquidate and distribute its remaining assets, including the Trust Fund, to the Public Shareholders. In the event of liquidation, the Public Shareholders will be entitled to receive their pro rata share of the assets available for distribution. Subsequent to any liquidation, the Company shall continue as a shell company without the aforementioned voting safeguards applicable to it prior to the liquidation, subject to any applicable security laws and the corporate laws of the jurisdiction of incorporation.

On September 18, 2012 the Company entered into a letter of intent with a potential target for its business combination. Pursuant to the terms of the letter of intent, in the event the potential target terminated the letter of intent it would pay a termination fee to the Company of $2,500,000. On November 27, 2012, the potential target terminated the letter of intent; the Potential target paid the Company the termination fee on December 28, 2012.

The Company anticipates that in order to fund its working capital requirements, it may need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account and that it may need to enter into contingent fee arrangements with its vendors. The Company may need to raise additional capital through loans or additional investments from its initial shareholders, officers, directors, or third parties. None of the initial shareholders, officers or directors is under any obligation advance funds to, or invest in, the Company. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Lone Oak Acquisition Corporation

(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Restricted Cash and Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds remaining from the Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination or to repurchase subunits under the Company’s Repurchase Program. The funds held in the Trust Account are invested primarily in a highly liquid mutual fund.

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

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Cayman Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are not significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on June 17, 2010, the evaluation was performed for the 2010, 2011 and 2012 tax years which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such times as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from June 17, 2010 (inception) through December 31, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

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

Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Ordinary loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Common shares subject to possible redemption at December 31, 2012 of 2,829,535 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 10,706,500 ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events.

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

The Company issued an unsecured convertible debenture to Rampant Dragon, LLC, one of its shareholders, on February 27, 2012 in the amount of $15,000. The debenture accrues interest at a rate of 5.0% per annum. Principal and interest are payable, in the sole option of Rampant Dragon, LLC, in cash or warrants on the same terms and conditions as the Insider Warrants on the earlier of February 27, 2013 and the Business Combination. The Company issued an unsecured convertible debenture to BBS Capital Fund, LP, one of its shareholders, on April 30, 2012 in the amount of $42,000. The debenture accrues interest at a rate of 5.0% per annum. Principal and interest are payable, in the sole option of BBS Capital Fund, LP, in cash or warrants on the same terms and conditions as the Insider Warrants on the earlier of April 30, 2013 and the Business Combination. The Company issued an unsecured convertible debenture to Hauser Holdings, LLC, one of its shareholders, on July 23, 2012 in the amount of $42,000. The debenture accrues interest at a rate of 5.0% per annum. Principal and interest are payable, in the sole option of BBS Capital Fund, LP, in cash or warrants on the same terms and conditions as the Insider Warrants on the earlier of April 30, 2013 and the Business Combination. The debentures were repaid on January 18, 2013 (see “Note 9 - Subsequent Events”).

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

Beginning on June 15, 2011, the 10b5-1 plan has maintained a limit order of $7.75 per ordinary share as required by the plan. Between June 15, 2011 and December 31, 2012, the Company purchased 665,000 ordinary shares at $7.75 per share for a total of $5,153,750. Additionally, the Company paid $35,358 in commissions and expenses in conjunction with these purchases for a total of $5,189,108. The 10b5-1 plan terminated upon the announcement of a Business Combination on September 18, 2012.

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

Note 9 - Subsequent Events

On January 18, 2013, the Company repaid its outstanding debentures to Rampant Dragon, LLC, BBS Capital Fund, LP and Hauser Holdings, LLC in the amounts of $15,000, $42,000 and $42,000, respectively, plus accrued interest.

On February 25, 2013, the Company commenced a tender offer (the “Offer”) for up to 2,829,535 of its ordinary shares at approximately $8.22 per share (the then and current amount held in trust per share). The Offer expired on March 22, 2013. A total of 2,303,899 ordinary shares had been tendered representing $18,927,300. The funds were released from the Trust and paid to tendering shareholders on March 28, 2013. The tendered shares were canceled. Following the payment and cancelation of the tendered shares, 2,164,226 of the Company’s ordinary shares remained outstanding and $9,345,772 remained in the Trust.

As a result of the Offer and the tendered shares, the Company will now allow shareholders owning up to 46.2% of the Company’s currently outstanding shares sold in the IPO may exercise their redemption rights in connection with a Business Combination.

On March 6, 2013, the Company filed a proxy statement with the SEC in connection with a special meeting of shareholders held on March 22, 2013. The following Proposals (the “Proposals”) were approved at the meeting:

•	the proposal to amend the Company’s Articles of Association to permit the Company to liquidate the Trust Account on September 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the Trust Account (the “Article Amendment Proposal”); and

•	the proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal (the “Extension”), and permit the Company to distribute the assets of the Trust Account to the holders of the Company’s ordinary shares issued in the Company’s initial public offering who wish to exercise their redemption rights in connection with the Extension.

On April 3, 2013 the Company announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding ordinary share (the “Special Dividend”). The record date for the Special Dividend was April 15, 2013 and the payment date was April 25, 2013.

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

