Form 20-F/A
period 2012-12-31
LONE OAK ACQUISITION CORP
filed 2013-05-21
CIK 1506374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒   No ☐

EXPLANATORY NOTE: This Amendment No. 1 to the Annual Report on Form 20-F/A is being filed solely to furnish the Interactive Data files as Exhibit 101, in accordance with Rule 405 of Regulation S-T. No other changes have been made to the Form 20-F, as originally filed on May 15, 2013.

PART III

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Warrant Certificate*
2.4	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.3	Form of Representative’s Unit Purchase Option*
4.4	Form of Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and each of the Initial Shareholders*
4.5	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.6	Form of Share Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders*
4.7	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders*
4.8	Form of Warrant Purchase Agreement among the Registrant, Loeb & Loeb LLP and each of the Initial Shareholders*
4.9	Letter Agreement between BBS Capital Fund, LP, Rampant Dragon, LLC and the Registrant regarding administrative support*
4.10	10b5-1 Trading Plan between the Registrant and Morgan Stanley Smith Barney, LLC*
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.**
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.**
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101	Interactive Data Files

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334).

**	Filed as an exhibit to the Form 20-F for the year ended December 31, 2012, filed on May 15, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LONE OAK ACQUISITION CORPORATION

May 21, 2013	By:	/s/ Baris Merzeci
	Name: Title:	Baris Merzeci Chief Executive Officer