Form 20-F
LONE OAK ACQUISITION CORP
filed 2013-12-31
CIK 1506374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 24, 2013

For the transition period from ________ to ________

Commission file number: 000-54293

__________

LONE OAK ACQUISITION CORPORATION
(Exact name of the Registrant as specified in its charter)

__________

Cayman Islands
(Jurisdiction of incorporation or organization)

500W. Texas Avenue
Suite 1450
Midland, Texas 79701
(Address of principal executive offices)

Jason Hoisager
Arabella Exploration, Limited Liability Company
500W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755
Fax No.: 800 729-0160
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

__________

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units

(Title of Class)

ordinary shares, $0.001 par value

(Title of Class)

Ordinary Share Purchase Warrants

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 26, 2013, the issuer had 4,829,826 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☒  No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☐

Table of Contents continued

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	“Lone Oak,” “we,” “us,” “Company,” or “our,” refers to Lone Oak Acquisition Corporation, a company with limited liability incorporated in the Cayman Islands.

•	“Arabella” refers to Arabella Exploration, Limited Liability Company, which is our wholly owned subsidiary after giving effect to the Business Combination.

•	“Business Combination” refers to our acquisition of Arabella on December 24, 2013, pursuant to the merger of our wholly owned subsidiary, Arabella Exploration Corp., with and into Arabella.

•	“IPO” or “initial public offering” refers to our initial public offering pursuant to our prospectus, dated March 16, 2011 and filed with the Securities and Exchange Commission on March 22, 2011, which was consummated on March 30, 2011.

•	“Offer Letter” refers to the Offer Letter filed as exhibit (a)(1)(A) to Amendment No. 6 to the Schedule TO we filed with the Securities and Exchange Commission on December 16, 2013.

•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share.

•	“Tender Offer” means our tender offer for our ordinary shares described in the Offer Letter, which was completed on December 24, 2013.

•	Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which we are engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting our revenue and profitability;

•	Changes in the oil and gas industry in general and oil and gas prices specifically;

•	The ability of our management to effectively manage our growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	Our public securities’ limited liquidity and trading;

•	General economic conditions; and

•	Other relevant risks detailed in our filings with the Securities and Exchange Commission.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

Our directors and executive officers immediately following the consummation of the Business Combination are described in the Offer Letter under the heading “Management—Post-Acquisition Management” beginning on page 103, which description is incorporated herein by reference.

B. Advisers

Conyers Dill & Pearman acts as Cayman Islands counsel to us. Loeb & Loeb LLP acts as United States counsel to us. Strasburger & Price, LLP acts as United States counsel to Arabella.

C. Auditors

The audited balance sheets of Arabella as of December 31, 2011 and 2012 and the related statements of operations, member’s equity, and cash flows for the years then ended, have been included in this report in reliance on the report of Ham, Langston & Brezina, LLP, Houston, Texas, an independent registered public accounting firm, appearing elsewhere in this report upon the authority of the said firm as experts in accounting and auditing. Ham, Langston & Brezina, LLP has served as Arabella’s independent registered accounting firm since 2011.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Arabella Selected Financial Data

Following the Business Combination, Arabella is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following selected consolidated financial data have been derived from the Arabella audited combined financial statements as of December 31, 2011 and 2012 and for the years then ended, and the unaudited combined financial statements as of June 30, 2013 and for the period then ended, which are included elsewhere in this report. The consolidated financial statements are prepared and presented in accordance with US GAAP. The results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected combined financial information as of December 31, 2011 and 2012 and June 30, 2013 and for the years ended December 31, 2011and 2012 and the period ended June 30, 2013 should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

	As of December 31,	As of December 31,	As of June 30,
Balance Sheet Data	2011	2012	2013
			(unaudited)
Working capital	$(6,270)	$(41,660)	$(253,820)
Total assets	197,293	1,756,309	8,219,778
Total liabilities	168,757	1,307,897	7,721,688
Members’ equity	28,536	448,412	498,090

Selected statement of operation data:	For the year ended December 31, 2011	For the year ended December 31, 2012	For the period ended June 30, 2013
			(unaudited)
Total Revenues	$51,010	$468,782	$114,444
Total costs and operating expenses	52,475	147,466	133,383
Net income (loss)	(1,465)	321,316	(18,939)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

The risks associated with our business are described in the Offer Letter under the heading “Risk Factors” beginning on page 19, which description is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The history and development of Lone Oak are described in the Offer Letter under the heading “Summary— Background Information” beginning on page 10, the heading “Information About Lone Oak” beginning on page 41, and the heading “Information About Arabella” beginning on page 44, which descriptions are incorporated herein by reference.

In addition, on December 24, 2013, Lone Oak completed the Tender Offer related to the Business Combination and redeemed the 439,400 shares validly tendered and not withdrawn, and on December 24, 2013, it consummated the Business Combination by acquiring Arabella and issuing 3,125,000 to the former members of Arabella. As a result, following consummation of the Business Combination, Lone Oak had a total of 4,829,826 ordinary shares outstanding. Additionally, 1,705,002 shares have been escrowed for the benefit of the former members of Arabella conditioned upon the achievement by Lone Oak of certain performance hurdles described in the Offer Letter under the heading “Acquisition Consideration” beginning on page 12. Until earned, such shares are being treated as treasury shares of the Company.

A description of the Business Combination is included in the Offer Letter under the heading “The Acquisition” beginning on page 81, which descriptions are incorporated herein by reference.

B.	Business Overview

As a result of the Business Combination, we succeeded to the business of Arabella, which is described in the Offer Letter under the heading “Information about Arabella” beginning on page 44, which description is incorporated herein by reference.

C.	Organizational Structure

Arabella is a Texas limited liability company and, following the Business Combination, is wholly owned by us. Neither Arabella nor we own interests in any other entities.

D.	Property, Plant and Equipment

Information regarding our property, plants and equipment is described in the Offer Letter under the heading “Information About Arabella” beginning on page 44, which description is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our operating and financial review and prospects are described in the Offer Letter under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Company” beginning on page 93, which description is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers immediately following the consummation of the Business Combination are described in the Offer Letter under the heading “Summary—Agreement and Plan of Merger and Reorganization—Board of Directors of the Combined Company; Voting Agreement” beginning on page 14, the heading “Management—Post-Acquisition Management” beginning on page 103, and the heading “Management—Family Relationships” on page 105, which descriptions are incorporated herein by reference.

B.	Compensation

The compensation of our executive officers and directors is described in the Offer Letter under the heading “Director and Executive Compensation— Director and Executive Compensation Post-Acquisition” beginning on page 107, which description is incorporated herein by reference.

C.	Board Practices

Our board practices are described in the Offer Letter under the heading “Management—Board Committees” beginning on page 105, and the heading “Director and Executive Compensation— Director and Executive Compensation Post-Acquisition” beginning on page 107, which descriptions are incorporated herein by reference. Each of Lone Oak’s directors serves until such director resigns or is replaced by the shareholders at a shareholder’s meeting or pursuant to a written consent of shareholders.

A.	Employees

As of the closing of the Business Combination, we have ___ employees. The information in the Offer Letter under the heading “Information About Arabella—Employees” on page 80 is incorporated herein by reference.

B.	Share Ownership

See Item 7 below, which is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of December 24, 2013:

·	each person known to us to own beneficially more than 5% of our ordinary shares;
·	each of our directors and executive officers; and
·	all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options or warrants exercisable by a person within 60 days after the date of this report. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all securities shown as beneficially owned by them.

Name and Address (1)	Number of Shares Beneficially Owned	Percentage of Ownership (2)
Directors and executive officers:
Berke Bakay(3)	3,287,355	42.4
Jason Hoisager	1,469,012	30.4
Terry E. Sanford	0	*
Chad D. Elliott	130,032	2.7
Richard J. Hauser(4)	3,278,428	42.2
William B. Heyn(5)	267,664	5.4

All directors and executive officers as a group (6 individuals)	8,432,491	77.6

Principal shareholders:
BBS Capital Fund, LP(3)	3,278,428	42.2
Hauser Holdings LLC(4)	3,278,428	42.2
Greg McCabe	1,003,597	20.8
Travis Street Energy, LLC(6)	312,500	6.5
John V. Calce(7)	267,662	5.4
James R. Preissler(8)	267,662	5.4

*	less than one percent (1%).

(1)           Unless otherwise noted, the business address for each of our beneficial owners is 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

(2)          Based on 4,829,826 ordinary shares outstanding post acquisition, taking into account the shares issued in the Business Combination, but excluding the treasury shares held in escrow subject to certain performance targets, and the warrants which became exercisable upon close of the Business Combination. Such warrants are deemed to be outstanding for the purpose of computing the percentage ownership of the indicated individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)           The number of ordinary shares beneficially owned by Mr. Bakay consists of (i) 345,928 ordinary shares beneficially owned by BBS Capital Fund, LP, (ii) 8,927 ordinary shares owned by Mr. Bakay, and (iii) warrants exercisable for 2,932,500 ordinary shares, all of which are owned by BBS Capital Fund, LP. Mr. Bakay and BBS Capital Fund, LP have sole voting and dispositive power over all such securities. The address of BBS Management Group is 5524 E. Estrid Avenue, Scottsdale, Arizona 85254. Messrs. Heyn, Calce and Preissler each have an option to purchase warrants to purchase 247,500 shares (742,500 in the aggregate) from BBS Capital Fund, LP.

(4)           The number of ordinary shares beneficially owned by Mr. Hauser consists of (i) 345,928 ordinary shares beneficially owned by Hauser Holdings, LLC, and (ii) warrants exercisable for 2,932,500 ordinary shares, all of which are owned by Hauser Holdings, LLC. Mary Jane Hauser has sole voting and dispositive power over all securities held by Hauser Holdings LLC. The address of Hauser Holdings LLC is 50 South Sixth Street, Minneapolis, Minnesota 55402. Ms. Hauser is the wife of Richard J. Hauser, one of our directors. Messrs. Heyn, Calce and Preissler each have an option to purchase warrants to purchase 247,500 shares (742,500 in the aggregate) from Hauser Holdings, LLC.

(5)          The number of ordinary shares beneficially owned by Mr. Heyn consists of (i) 102,664 ordinary shares and (ii) warrants exercisable for 165,000 ordinary shares. Mr. Heyn has an option from each of BBS Capital Fund, LP and Hauser Holdings, LLC to purchase warrants to purchase 247,500 shares (495,000 in the aggregate).

(6)          Mark G. Avery has sole voting and dispositive power over all ordinary shares held by Travis Street Energy, LLC. The address of Travis Street Energy, LLC is 712 S. Main Street, Suite 1200, Houston, Texas 77002.

(7)          The number of ordinary shares beneficially owned by Mr. Calce consists of (i) 102,662 ordinary shares and (ii) warrants exercisable for 165,000 ordinary shares. The business address of Mr. Calce is 17950 Preston Road, Suite 1080A Dallas, Texas 75252. Mr. Calce has an option from each of BBS Capital Fund, LP and Hauser Holdings, to purchase warrants to purchase 247,500 shares (495,000 in the aggregate).

(8)          The number of ordinary shares beneficially owned by Mr. Preissler consists of (i) 102,662 ordinary shares and (ii) warrants exercisable for 165,000 ordinary shares. The business address of Mr. Preissler is 50 Old Route 25A Fort Salonga, NY 11768. Mr. Preissler has an option from each of BBS Capital Fund, LP and Hauser Holdings, LLC to purchase warrants to purchase 247,500 shares (495,000 in the aggregate).

As of December 24, 2013, approximately 86% of our outstanding ordinary shares are held by eight record holders in the United States.

A description of the voting agreement entered into by the founding shareholders of Lone Oak and the former Members of Arabella is included in the Offer Letter under the heading “Acquisition - Board of Directors of the Combined Company; Voting Agreement” beginning on page 85, which description is incorporated herein by reference.

B.	Related Party Transactions

Related party transactions are described in the Offer Letter under the heading “Certain Relationships and Related Transactions” beginning on page 125, which description is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18, which is incorporated herein by reference.

In various letters received in December 2013 from counsel for Baker Hughes Oilfield Operations, Inc. (“BH") to Arabella Petroleum Company ("Arabella Petroleum"), the operating company and an affiliate of Arabella Exploration, LLC, BH asserted that it provided labor, equipment and materials at the request of Arabella Petroleum in connection with mineral activities on tracts of land in Reeves County, Texas, with respect to which BH asserts Arabella Petroleum is an owner of all or a portion of the mineral leasehold estate (the "Leasehold"), commonly referred to as the "Wolfbone Project." The amount of the BH claim is $3,191,180.79, plus interest. In connection with such claim, BH has claimed a lien on the Leasehold and related assets and filed a mineral lien affidavit in Reeves County, Texas. In addition, BH has filed a demand for arbitration regarding its claim with the American Arbitration Association. Arabella Petroleum does not believe such amounts are owed to BH due to the failure of BH to satisfactorily perform the services it was contracted to perform.

B.	Significant Changes.

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

The price history for our securities is described in the Offer Letter under the heading “Market Price Information” beginning on page 18, which description is incorporated herein by reference. A description of the rights of our securities other than equity securities is included under the heading “Description of Securities” in our registration statement on Form F-1 (File No. 333-172334), initially filed with the Securities and Exchange Commission on February 18, 2011, as amended, which description is incorporated herein by reference.

B.	Plan of Distribution

Not Required.

C.	Markets

The markets for our securities are described in the Offer Letter under the heading “Market Price Information” beginning on page 18, which description is incorporated herein by reference.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 24, 2013 and June 30, 2013, we had a total of 50,000,000 authorized ordinary shares, par value $.001 per share, and 5,000,000 authorized shares of preferred stock, par value $.001 per share, of which 4,829,826 ordinary shares and no shares of preferred stock were issued and outstanding as of December 24, 2013 and 2,164,226 ordinary shares and no shares of preferred stock were outstanding at June 30, 2013. All outstanding shares were fully paid.

As of December 24, 2013 and June 30, 2013, we have issued warrants to purchase 10,706,500 ordinary shares, options to purchase 400,000 units consisting of one ordinary share and one warrant to purchase an ordinary share, and options to purchase 60,000 ordinary shares.

B.	Memorandum and Articles of Association

Amended and Restated Memorandum and Articles of Association

Summary

Registered Office. Under our Amended and Restated Memorandum of Association, our Registered Office is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Objects and Purposes. Under Article 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted.

Directors. Under Article 94 of our Articles of Association, no contract or transaction between us and one or more of our Directors (an “Interested Director”) or officers, or between us and any of their affiliates (an “Interested Transaction”), will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

(a)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the our board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of our shareholders; or

(c)	The contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by the board, a committee or the Shareholders.

A majority of independent directors must vote in favor of any Interested Transaction and determine that the terms of the Interested Transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 50,000,000 ordinary shares, par value $0.001 and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this report, 4,829,826 ordinary shares are issued and outstanding. Each ordinary share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our ordinary shares for such consideration as the board of directors determines.

If, at any time, our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

Additional information regarding our securities is included under the heading “Description of Securities” in our registration statement on Form F-1 (File No. 333-172334), initially filed with the Securities and Exchange Commission on February 18, 2011, as amended, which is incorporated herein by reference.

Our annual meeting may be held at such time and place as their chairman or any two directors or any director and the secretary or the board of directors shall appoint. The chairman or any two directors or any director and the secretary or the board of directors may convene an extraordinary general meeting whenever in their judgment such a meeting is necessary. At least 10 clear days’ notice of an annual meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and if different, the record date for determining shareholders entitled to attend and vote at the annual meeting, and, if practicable, the other business to be conducted at the meeting. At least 10 clear days’ notice of an extraordinary general meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and the general nature of the business to be considered at the meeting. A meeting shall, notwithstanding the fact that it is called on shorter notice than otherwise required, be deemed to have been properly called if it is so agreed by (i) all of the shareholders entitled to attend and vote thereat in the case of an annual meeting, and (ii) 75% of the shareholders entitled to attend and vote thereat in the case of an extraordinary general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

There are no limitations on the rights to own our securities, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, contained in our Amended and Restated Memorandum and Articles of Association (or under Cayman Islands law).

C.	Material Contracts

Information concerning our material contracts governing the business of the Company is included elsewhere in this report or in the information incorporated by reference herein.

On December 24, 2013, Lone Oak entered into an employment agreement with Jason Hoisager pursuant to which Mr. Hoisager agreed to act as the Chief Executive Officer and President of Lone Oak. The employment agreement has a term of one year and will automatically renew for additional one-year terms after the end of the initial term if the agreement is not terminated at least 90 days prior to the end of the applicable term. The employment agreement provides for a base salary of $300,000 a year, with bonus determined by Lone Oak’s board of directors. If Lone Oak terminates the employment agreement without cause, Mr. Hoisanger terminates the employment agreement for good reason, or Mr. Hoisanger’s employment is terminated within six months after a change in control, Mr. Hoisanger will be entitled to severance equal to 24 months of his base salary and an amount equal to his bonus for the prior year.

On December 24, 2013, Lone Oak entered into a registration rights agreement with the former members of Arabella pursuant to which the Company granted such members the right to make up to two demands that Lone Oak register the securities received in connection with the Business Combination. In addition, the former members of Arabella have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Lone Oak will bear the expenses incurred in connection with the filing of any such registration statements.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our securities.

E.	Taxation

The material United States federal income tax consequences of the Business Combination and of owning and disposing of our securities following the Business Combination are described in the Offer Letter under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 128, which description is incorporated herein by reference.

F.	Dividends and paying agents

On April 3, 2013, Lone Oak announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding Ordinary Share. The dividend was paid on April 25, 2013.

On October 4, 2013, Lone Oak announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding Ordinary Share. The dividend was paid on October 24, 2013.

Lone Oak does not anticipate paying any additional cash dividends on its ordinary shares in the foreseeable future. Lone Oak currently intends to retain future earnings, if any, to finance the expansion of Lone Oak’s business. Lone Oak’s future dividend policy is within the discretion of Lone Oak’s board of directors and will depend upon various factors, including Lone Oak’s business, financial condition, results of operations, capital requirements and investment opportunities.

G.	Statement by Experts

The consent of Ham, Langston & Brezina, LLP is included as an exhibit to this report.

H.	Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Securities and Exchange Commission may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Securities and Exchange Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We place temporary cash investments with financial institutions and invest in those institutions and instruments that our management believes have minimal credit risk and market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of our securities other than equity securities is included under the heading “Description of Securities” in our registration statement on Form F-1 (File No. 333-172334), initially filed with the Securities and Exchange Commission on February 18, 2011, as amended, which description is incorporated herein by reference.

PART II

Not required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Prior to the Business Combination, Lone Oak was a non-operating public shell corporation, having assets consisting solely of cash and nominal other assets. Arabella was a private operating company. Upon consummation of the Business Combination, Arabella’s former members have voting and management control of the combined company. In accordance with the guidance in the SEC’s Corporation Finance Financial Reporting Manual section 12100.1, the acquisition of a private operating company by a non-operating public shell company is considered to be a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. Accordingly, the assets and liabilities and historical operations that are reflected in the financial statements are those of Arabella and are recorded at the historical cost basis of Arabella. Lone Oak’s assets, liabilities and results of operations will be consolidated with the assets, liabilities, and results of operations of Arabella after consummation of acquisition. In accordance therewith, Arabella’s financial statements are included beginning on page F-1.

The unaudited condensed combined pro forma statements of operations for the six months ended June 30, 2013 and for the year ended December 31, 2012 give pro forma effect to the acquisition as if it had occurred on January 1, 2013 or 2012, respectively. The unaudited condensed combined pro forma balance sheet as of June 30, 2013 gives pro forma effect to the Business Combination as if it had occurred on such date. The unaudited condensed combined pro forma statements of operations and balance sheet are based on the historical financial statements of Arabella and Lone Oak for the six months ended June 30, 2013 and for the year ended December 31, 2012.

This information should be read together with the financial statements of Arabella and the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Company,” included elsewhere in this Report.

The unaudited condensed combined pro forma financial information is presented for informational purposes only and is subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

Lone Oak believes that the former members of Arabella control the post-transaction company for the following reasons:

•	The Board of Directors of the post transaction company will be controlled by the former members of Arabella, and all of the executive officers will be members of the Arabella management team.

•	Although there are some limitations on the ability of the Board of Directors to act without the approval of non-Arabella designees to the Board of Directors, such limitations are discrete and in the nature of restrictions that a large investor would place on a company or that relate to the agreements made between Lone Oak and the members of Arabella. The non-Arabella designees to the Board of Directors otherwise have the same ability to influence the actions of the Board of Directors (such as selecting, terminating and setting compensation of management and establishing operating and capital budgets) as any other member of the Board of Directors, and, as is typical of members of the Board of Directors, would not be expected to participate in the ordinary course of business of the post-transaction company.

•	A majority of the outstanding ordinary shares outstanding immediately after the transaction will be owned by the former members of Arabella.

•	Even if all the warrants were exercised (whether on a cash or cashless basis), the persons subject to the voting agreement would own a majority of the outstanding ordinary shares of the combined company, meaning that, pursuant to the voting agreement, the former members of Arabella would retain control of the Board of Directors for at least four years (the term of the voting agreement), and, by extension, the management of the combined company.

Lone Oak’s outstanding warrants are exercisable at $5.00 per share, and may, in certain circumstances, be exercised on a cashless basis. Except in unusual circumstances, Lone Oak does not expect holders of the warrants to exercise the warrants until immediately prior to their expiration or in the event of a call of the warrants. We can call the warrants, excluding warrants to purchase approximately 6.6 million ordinary shares held by certain of our insiders,after our ordinary shares have traded at a price per share above $10.50 for 20 out of 30 trading days. Such a call would be in the discretion of our board of directors.

Lone Oak and Arabella

Unaudited Proforma Consolidating Balance Sheet

June 30, 2013

	Unaudited Balance Sheet of Lone Oak at June 30, 2013	Unaudited Balance Sheet of Arabella at June 30, 2013	Proforma adjustments		Unaudited Proforma combined
ASSETS
Current assets:
Cash and cash equivalents	$1,679,785	$12,951	$5,571,648	(1)	$5,630,130
			(214,423	)(6)
			(1,120,000	)(4)
			(299,831	)(4)
Accounts receivable - oil and gas sales	-	27,266	-		27,266
Prepaid expenses	-	-	-		-
Total current assets	1,679,785	40,217	3,937,394		5,657,396

Other Assets
Cash and cash equivalents held in trust	9,345,773	-	(164,307	)(2)	-
			(3,609,818	)(8)
			(5,571,648	)(1)
Oil and gas properties, successful efforts method	-	8,179,561	-		8,179,561
Total other assets	9,345,773	8,179,561	(9,345,773)		8,179,561
Total assets	$11,025,558	$8,219,778	$(5,408,379)		$13,836,957

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$-	$25,975	$-		$25,975
Accrued joint interest billings payable	-	268,062	-		268,062
Total current liabilities	-	294,037	-		294,037
Other liabilities:
Loans due to sole member	-	7,422,020	(3,711,010	)(7)	3,711,010
Asset retirement obligation	-	5,631	-		5,631
Total long term liabilities	-	7,427,651	(3,711,010)		3,716,641
Total liabilities	-	7,721,688	(3,711,010)		4,010,678

Commitments:
Ordinary shares, subject to redemption, 525,636 and 2,829,535 shares at redemption value	4,318,275	-	(164,307	)(2)	-
			(4,153,968	)(8)

MEMBERS' EQUITY
Preferred shares, $0.001 par value Authorized 5,000,000 shares; issued and outstanding none	-	-	-		-
Ordinary shares, $0.001 par value Authorized 50,000,000 shares; issued and outstanding 1,638,590 (which excludes 525,636 subject to redemption)	1,639	-	4,830	(9)	6,469

Additional paid-in capital	5,174,241		1,531,403	(5)	11,153,152
			3,711,010	(7)
			544,150	(8)
			197,678	(9)
			(500	)(9)
			(4,830	)(9)
Accumulated earnings (deficit) during the development stage	1,531,403	-	(1,531,403	)(5)	-
Member contributions	-	197,678	(197,678	)(9)	-
Distributions to members	-	(500)	500	(9)	-
Retained earnings	-	300,912	(214,423	)(6)	(1,333,342)
	-	-	(1,120,000	)(4)	-
	-	-	(299,831	)(4)	-
Total members' equity	6,707,283	498,090	2,620,906		9,826,279
Total liabilities and members' equity	$11,025,558	$8,219,778	$(5,408,379)		$13,836,957

(1)	Reflects the release of Lone Oak’s cash held in trust, and the transfer of the balance to cash and cash equivalents at the completion of the Transaction. On December 24, 2013, 439,400 shares were tendered, as a result, $5,571,647 is transferred to cash with the balance paid to redeeming shareholders.
(2)	Reflects the subsequent redemption on September 19, 2013 by Lone Oak of 20,000 shares for approximately $8.21 through a previous, unrelated tender offer in conjunction with Lone Oak’s request for an extension of its time to complete a merger.
(3)	To remove other income.
(4)	Payment of additional expenses associated with the Transaction including $1,120,000 due to EarlyBird Capital as well as $299,831 for other expenses.
(5)	Elimination of Lone Oak's accumulated earnings.
(6)	Reflects the payment of special dividend by Lone Oak on October 24, 2013 to ordinary shareholders, on 2,144,226 shares outstanding as of October 14, 2013, of $0.10 per ordinary share.
(7)	Reflects the conversion of one half of Arabella's note to its sole member into equity as part of the Merger. The other half of the note will remain as a long term liability of the combined companies.
(8)	Recognition of the 45.2% of ordinary shares, or 505,636 shares, available for redemption prior to the merger with 439,400 shares redeemed and 66,236 transferred to Members’ Equity.
(9)	Recognition of issuance of 4,830,002 ordinary shares to Arabella's members as merger consideration and elimination of Arabella's equity.

Lone Oak and Arabella

Unaudited Proforma Consolidating Statement of Operations

For the Six Months Ended June 30, 2013

	Unaudited Statement of Operations of Lone Oak for the six months ended June 30, 2013	Unaudited Statement of Operations of Arabella for the six months ended June 30, 2013	Proforma adjustments	Unaudited Proforma combined

Revenues
Oil and gas revenue	$-	$114,444	$-	$114,444

Total revenues and support	-	114,444	-	114,444

Costs and Expenses
Lease operating expenses	-	11,004	-	11,004
Production taxes	-	5,493	-	5,493
Depreciation, depletion and amortization	-	45,697	-	45,697
Accretion of asset retirement obligation	-	198	-	198
General administrative expenses	-	5,036	-	5,036
General administrative expenses allocated from Arabella Production Company	-	65,955	-	65,955
Travel and entertainment	17,229	-	-	17,229
Rent expense - related party	45,000	-	-	45,000
Insurance expense	20,205	-	-	20,205
Legal expense	68,047	-	-	68,047
General and Administrative expenses	76,617	-	-	76,617

Total costs and expenses	227,098	133,383	-	360,481

Net income (loss)	$(227,098)	$(18,939)	$-	$(246,037)

Weighted average shares outstanding - basic and diluted	1,638,590		4,896,238	6,534,828

Basic and diluted net income (loss) per share	$(0.14)			$(0.04)

Lone Oak and Arabella

Audited Proforma Consolidating Statement of Operations

for the Year Ended December 31, 2012

	Audited Statement of Operations of Lone Oak for the year ended December 31, 2012	Audited Statement of Operations of Arabella for the year ended December 31, 2012	Proforma adjustments		Unaudited Proforma combined

Revenues
Oil and gas revenue	$-	$65,881	$-		$65,881
Other operating revenue - gain on sale of oil and gas properties	-	402,901	-		402,901
Other	2,500,000	-	(2,500,000	)(3)	-

Total revenues and support	2,500,000	468,782	(2,500,000)		468,782

Costs and Expenses
Lease operating expenses	-	12,526	-		12,526
Ad valorem and production taxes	-	3,174	-		3,174
Depreciation, depletion and amortization	-	27,696	-		27,696
Accretion of asset retirement obligation	-	215	-		215
General administrative expenses	-	10,010	-		10,010
General administrative expenses allocated from Arabella Production Company	-	93,845	-		93,845
Travel and entertainment	2,669	-	-		2,669
Rent expense - related party	90,000	-	-		90,000
Insurance expense	55,799	-	-		55,799
Legal expense	106,131	-	-		106,131
General and Administrative expenses	42,357	-	-		42,357
Interest expense	3,265	-	-		3,265

Total costs and expenses	300,221	147,466	-		447,687

Net income (loss)	$2,199,779	$321,316	$(2,500,000)		$21,095

Weighted average shares outstanding - basic and diluted	1,638,590		4,896,238		6,534,828

Basic and diluted net income (loss) per share	$1.34				$0.00

SELECTED UNAUDITED CONDENSED COMBINED PRO FORMA

FINANCIAL INFORMATION

The selected unaudited condensed combined pro forma financial information has been derived from, and should be read in conjunction with, the unaudited condensed combined pro forma financial information included elsewhere in this Report.

The acquisition will be accounted for as a “reverse merger” and recapitalization since the shareholder of Arabella will (i) own a majority of the outstanding ordinary shares of Lone Oak immediately following the completion of the transaction, and (ii) have the significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and Arabella’s senior management will dominate the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB-ASC”) topic 805 Business Combinations. Accordingly, Arabella will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Arabella. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of Arabella and are recorded at the historical cost basis of Arabella. Lone Oak’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Arabella after consummation of the acquisition.

The unaudited condensed combined pro forma balance sheet as of June 30, 2013 gives pro forma effect to the acquisition as if it had occurred on such date. The unaudited condensed combined pro forma statements of operations for the six months ended June 30, 2013 and for the year ended December 31, 2012 give pro forma effect to the acquisition as if it had occurred on January 1, 2013 or 2012, respectively.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the acquisition, are factually supportable and, in the case of the unaudited pro forma statement of operations data, are expected to have continuing impact on the combined results. The adjustments presented on the unaudited condensed combined pro forma financial information have been identified and presented in “Unaudited Condensed Combined Pro Forma Financial Data” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the acquisition.

This information should be read together with the financial statements of Arabella Exploration and the notes thereto, “Unaudited Condensed Combined Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Company,” included elsewhere in this Report.

The unaudited condensed combined pro forma financial information is presented for informational purposes only and is subject to a number of uncertainties and assumptions and does not purport to represent what the companies’ actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

Lone Oak and Arabella

Selected Unaudited Condensed Proforma Consolidating Balance Sheet

June 30, 2013

	Unaudited Balance Sheet of Lone Oak at June 30, 2013	Unaudited Balance Sheet of Arabella at June 30, 2013	Proforma adjustments	Unaudited Proforma combined

Current assets	$1,679,785	$40,217	$3,937,394	$5,657,396
Other Assets	9,345,773	8,179,561	(9,345,773)	8,179,561
Total Assets	$11,025,558	$8,219,778	$(5,408,379)	$13,836,957
Current liabilities	-	294,037	-	294,037
Other liabilities	-	7,427,651	(3,711,010)	3,716,641
Total liabilities	-	7,721,688	(3,711,010)	4,010,678
Common stock subject to possible redemption	4,318,275	-	(4,318,275)	-
Total member's equity	6,707,283	498,090	2,620,906	9,826,279
Total liabilities and member's equity	$11,025,558	$8,219,778	$(5,408,379)	$13,836,957

Lone Oak and Arabella

Selected Unaudited Condensed Proforma Consolidating Statement of Operations

For the Six Months Ended June 30, 2013

	Unaudited Statement of Operations of Lone Oak for the six months ended June 30, 2013	Unaudited Statement of Operations of Arabella for the six months ended June 30, 2013	Proforma adjustments	Unaudited Proforma combined

Total Revenues	$-	$114,444	$-	$114,444
Total Expenses	227,098	133,383	-	360,481
Net Income (Loss)	(227,098)	(18,939)	-	(246,037)

Weighted average shares outstanding - basic and diluted	1,638,590	-	4,896,238	6,534,828
Basic and diluted net income (loss) per share	$(0.14)	$-		$(0.04)

Lone Oak and Arabella

Selected Unaudited Condensed Proforma Consolidating Statement of Operations

for the Year Ended December 31, 2012

	Audited Statement of Operations of Lone Oak for the year ended December 31, 2012	Audited Statement of Operations of Arabella for the year ended December 31, 2012	Proforma adjustments	Unaudited Proforma combined

Total Revenues	$2,500,000	$468,782	$(2,500,000)	$468,782
Total Expenses	300,221	147,466	-	447,687
Net Income (Loss)	2,199,779	321,316	(2,500,000)	21,095

Weighted average shares outstanding - basic and diluted	1,638,590	-	4,896,238	6,534,828
Basic and diluted net income (loss) per share	$1.34	$-		$0.00

Lone Oak and Arabella

Supplemental Oil and Gas Reserve Information

Fiscal years 2011 and 2012

The following table sets forth estimated proved reserves together with the changes therein (Oil and NGL in Bbls, gas in Mcf, gas converted to BOE by dividing Mcf by six) for the year ended December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to Arabella in 2013:

	Oil	Gas	BOE

Balance at December 31, 2010	-	-	-

Purchase and assignment of minerals in place, as restated	13,720	-	13,720

Balance at December 31, 2011, as restated	13,720	-	13,720

Purchase and assignment of minerals in place, as restated	153,280	378,511	216,365
Production	(679)	(1,338)	(902)

Balance at December 31, 2012, as restated	166,321	377,173	229,183

The standardized measure of discounted future net cash flows relating to estimated proved reserves as of December 31, 2012 and 2011, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to Arabella in 2013, was as follows (In thousands):

	2012	2011
	(Restated)	(Restated)

Future cash inflows	$17,034	$1,146
Future costs:
Production	(4,326)	(466)
Development	(5,761)	(225)

Future net cash inflows	6,947	455
10% discount factor	(4,286)	(361)

Standardized measure of discounted net cash flows	$2,661	$94

Changes in the standardized measure of discounted future net cash flows relating to estimated proved reserves for the year ended December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to Arabella in 2013, were as follows (In thousands):

	2012	2011
	(Restated)	(Restated)

Standardized measure at beginning of period	$94	$-

Sales, net of production costs	(50)	-
Purchases and assignments of minerals in place	2,617	94

Standardized measure at end of period	$2,661	$94

The estimated present value of future cash flows relating to estimated proved reserves is extremely sensitive to prices used at any measurement period. The average prices used for each commodity for the year ended December 31, 2012 was as follows:

	Average Price
	Oil	Gas

December 31, 2012	$89.14	$7.23

Average prices for December 31, 2012 were based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the period from January through December during each respective calendar year.

Analysis of Reserves

The following table presents Arabella’s estimated net proved oil and natural gas reserves and the present value of Arabella’s reserves as of December 31, 2012 and 2011, based on the reserve report prepared by WPC, and such reserve reports have been prepared in accordance with the rules and regulations of the SEC. All Arabella’s proved reserves included in the reserve reports are located in North America.

	Historical(1)	Restated (2)
	December 31,	December 31,
	2012	2011

Estimated proved developed reserves:
Oil (MBbls)	7.7	-
Natural gas (MMcf)	6.4	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	8.8	-
Estimated proved undeveloped reserves:
Oil (MBbls)	158.6	13.7
Natural gas (MMcf)	370.8	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	222.1	13.7
Estimated net proved reserves:
Oil (MBbls)	166.3	13.7
Natural gas (MMcf)	377.2	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	229.2	13.7
Percent proved developed	3.8%	-%

Estimated probable developed reserves
Oil (MBbls)	-	-
Natural gas (MMCF)	-	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	-	-
Estimated probable undeveloped reserves
Oil (MBbls)	1,414.8	-
Natural gas (MMCF)	1,980.7	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	1,744.9	-

Estimated possible developed reserves
Oil (MBls)	-	-
Natural gas (MMCF)	-	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	-	-
Estimated possible undeveloped reserves
Oil (MBls)	297.9	149.8
Natural gas (MMCF)	417.1	208.5
Natural gas liquids (MBbls)	-	-
Total (MBOE)	367.4	183.6

(1) Estimates of reserves as of December 31, 2012 and 2011 and June 30, 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month periods ended December 31, 2012 and 2011 and June 30, 2013, respectively, in accordance with revised SEC guidelines applicable to reserves estimates as of the end of such periods. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Arabella’s net revenue interest in Arabella’s properties. Although Arabella believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2) The reserves at December 31, 2012 and 2011 have been restated, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2012 and 2013.

The foregoing reserves are all located within the continental United States. Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Arabella has not filed any estimates of total, proved net oil or natural gas reserves with any federal authority or agency other than the SEC.

(3) Gives effect to the properties Petroleum acquired and transferred to Arabella in 2013.

Six months ended June 30, 2013

The below reserve information and the standardized measures are as of June 30, 2013 and August 31, 2013, and do not include the properties under common control that were transferred from Mr. Hoisager and Petroleum on or after September 1, 2013. These properties were included in the June 30, 2013 combined financial statements at their historical cost of $832,379. However, since there is no reserve report for such properties, no information relating to reserves for such properties has been included in the pro-formas or elsewhere in the Offer Letter. Lone Oak has no reserves of its own and, therefore, this information is the same as the information contained in the Arabella financial statements.

The following table sets forth Arabella’s estimated proved reserves together with the changes therein (Oil and NGL in Bbls, gas in Mcf, gas converted to BOE by dividing Mcf by six) for the year ended December 31, 2012 and for the six months ended June 30, 2013, giving effect to reserves associated with properties owned by Petroleum during the period and subsequently transferred to Arabella:

	Oil	Gas	BOE

Balance at December 31, 2011, as restated	13,720	-	13,720

Purchase and assignment of minerals in place, as restated	153,280	378,511	216,365
Production	(679)	(1,338)	(902)

Balance at December 31, 2012, as restated	166,321	377,173	229,183

Purchase and assignment of minerals in place, as restated	316,663	446,402	391,063
Change in pricing	(33)	-	(33)
Production	(1,194)	(2,411)	(1,595)

Balance at June 30, 2013	481,757	821,164	618,618

The standardized measure of discounted future net cash flows relating to estimated proved reserves as of June 30, 2013 and December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to Arabella in 2013, was as follows (In thousands):

	June 30,	December
	2013	31, 2012
	(Restated)	(Restated)

Future cash inflows	$45,393	$17,034
Future costs:
Production	(10,189)	(4,326)
Development	(11,686)	(5,761)

Future net cash inflows	23,518	6,947
10% discount factor	(14,208)	(4,286)

Standardized measure of discounted net cash flows	$9,310	$2,661

Changes in the standardized measure of discounted future net cash flows relating to estimated proved reserves for the six months ended June 30, 2013 and for the year ended December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2013, were as follows (In thousands):

	June 30,	December
	2013	31, 2012
	(Restated)	(Restated)

Standardized measure at beginning of period	$2,661	$94

Sales, net of production costs	(97)	(50)
Purchases and assignments of minerals in place	6,746	2,617

Standardized measure at end of period	$9,310	$2,661

The estimated present value of future cash flows relating to estimated proved reserves is extremely sensitive to prices used at any measurement period. The average prices used for each commodity for the six months ended June 30, 2013 and for the year ended December 31, 2012 were as follows:

	Average Price
	Oil	Gas

December 31, 2012	$89.14	$7.23
June 30, 2013	88.08	6.47

Average prices for June 30, 2013 and December 31, 2012 were based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the previous twelve month periods to June 30, 2013 and December 31, 2012.

Analysis of Reserves

The following table presents Arabella’s estimated net proved oil and natural gas reserves and the present value of Arabella’s reserves as of December 31, 2012 and June 30, 2013, based on the reserve report prepared by WPC, and such reserve reports have been prepared in accordance with the rules and regulations of the SEC. All Arabella’s proved reserves included in the reserve reports are located in North America.

	Historical(1)	Restated (2)
	June 30,	December 31,
	2013	2012

Estimated proved developed reserves:
Oil (MBbls)	113.1	7.7
Natural gas (MMcf)	147.4	6.4
Natural gas liquids (MBbls)	-	-
Total (MBOE)	137.6	8.8
Estimated proved undeveloped reserves:
Oil (MBbls)	368.6	158.6
Natural gas (MMcf)	673.8	370.8
Natural gas liquids (MBbls)	-	-
Total (MBOE)	480.9	222.1
Estimated Net Proved Reserves:
Oil (MBbls)	481.8	166.3
Natural gas (MMcf)	821.2	377.2
Natural gas liquids (MBbls)	-	-
Total (MBOE)	618.6	229.2
Percent proved developed	22.2%	3.8%

Estimated probable developed reserves
Oil (MBbls)	-	-
Natural gas (MMCF)	-	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	-	-
Estimated probable undeveloped reserves
Oil (MBbls)	2,139.6	1,414.8
Natural gas (MMCF)	2,995.5	1,980.7
Natural gas liquids (MBbls)	-	-
Total (MBOE)	2,638.9	1,744.9

Estimated possible developed reserves
Oil (MBbls)	-	-
Natural gas (MMCF)	-	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	-	-
Estimated possible undeveloped reserves
Oil (MBls)	4,636.4	297.9
Natural gas (MMCF)	6,575.2	417.1
Natural gas liquids (MBbls)	-	-
Total (MBOE)	5,732.3	367.4

(1)	Estimates of reserves as of December 31, 2012 and 2011 and through August 31, 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month periods ended December 31, 2012 and 2011 and through August 31, 2013, respectively, in accordance with revised SEC guidelines applicable to reserves estimates as of the end of such periods. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Arabella’s net revenue interest in Arabella’s properties. Although Arabella believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)	The reserves at December 31, 2012 and 2011 have been restated, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2012 and 2013.

The foregoing reserves are all located within the continental United States. Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Arabella has not filed any estimates of total, proved net oil or natural gas reserves with any federal authority or agency other than the SEC.

The following table shows how our total net proved reserves increased from December 31, 2012 to August 31, 2013.

	Amount of increase
Method of Increase	Oil (MBbls)	Natural Gas (MMcf)
Production	1.1	0.7
Acquisition	148.3	370.7
Extensions/Discoveries	314.3	443.4

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association*
2.1	Specimen Unit Certificate*
2.2	Specimen Ordinary Share Certificate*
2.3	Specimen Warrant Certificate*
2.4	Form of Unit Purchase Option*
4.1	Form of Underwriting Agreement*
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.3	Form of Representative’s Unit Purchase Option*
4.4	Form of Share Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders*
4.5	Form of Registration Rights Agreement among the Registrant and its Initial Shareholders*
4.6	Employment Agreement with Jason Hoisager, dated December 24, 2013
4.7	Registration Rights Agreement among the Registrant and the former members of Arabella Exploration, Limited Liability Company dated December 24, 2013
4.8	Voting agreement among the Company and the security holders named therein dated December 24, 2013
4.9	Lock-up Agreement dated December 24, 2013
4.10	Agreement and Plan of Merger and Reorganization dated October 23, 2013 by and among Lone Oak Acquisition Corporation, a Cayman Islands company, Arabella Exploration Corp., a Delaware corporation, Arabella Exploration, LLC, a Texas limited liability company, and each of the Stockholders set forth on Schedule I thereto.**
8.1	List of Subsidiaries
15.1	Consent of Ham, Langston & Brezina, LLP

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334).
**	Incorporated by reference to the Registrant’s Report of Foreign Private Issuer on Form 6-K dated October 2013 and filed with the SEC on October 25, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Lone Oak Acquisition Corporation

December 31, 2013	By:	/s/ Jason Hoisager
	Name:	Jason Hoisager
	Title:	Chief Executive Officer

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

UNAUDITED COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

Page

Unaudited Combined Financial Statements:

Combined Balance Sheets at June 30, 2013 (Unaudited) and December 31, 2012	F-3

Unaudited Combined Statements of Operations for the six months ended June 30, 2013 and 2012	F-4

Unaudited Combined Statement of Changes in Members' Equity for the six months ended June 30, 2013	F-5

Unaudited Combined Statements of Cash Flows for the six months ended June 30, 2013 and 2012	F-6

Notes to Unaudited Combined Financial Statements	F-7 – F-15

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

COMBINED BALANCE SHEETS

JUNE 30, 2013 AND DECEMBER 31, 2012

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Restated)
	(Restated)
ASSETS

Current assets:
Cash and cash equivalents	$12,951	$12,990
Accounts receivable - oil and gas sales	27,266	7,588

Total current assets	40,217	20,578

Prepaid drilling costs to Arabella Petroleum Company, LLC	-	219,495
Oil and gas properties, successful efforts method	8,179,561	1,516,236

Total assets	$8,219,778	$1,756,309

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$25,975	$20,000
Accrued joint interest billings payable	268,062	42,238

Total current liabilities	294,037	62,238

Loans due to sole member	7,422,020	1,242,696
Asset retirement obligation	5,631	2,963

Total liabilities	7,721,688	1,307,897

Commitments and contingencies

Members' equity:
Member contributions	197,678	129,061
Distributions to members	(500)	(500)
Retained earnings	300,912	319,851

Total members' equity	498,090	448,412

Total liabilities and members' equity	$8,219,778	$1,756,309

See notes to unaudited financial statements

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

UNAUDITED COMBINED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Restated)	(Restated)
Revenues:
Oil and gas revenue	$114,444	$19,540
Other operating revenue – gain on sale of oil and gas properties	-	6,211

Total revenues	114,444	25,751

Costs and expenses:
Lease operating expenses	11,004	4,695
Production taxes	5,493	952
Depreciation, depletion and amortization	45,697	4,127
Accretion of asset retirement obligation	198	100
General and administrative expenses	5,036	5,010
General and administrative expenses allocated from Arabella Petroleum Company, LLC	65,955	45,404

Total costs and expenses	133,383	60,288

Net loss	$(18,939)	$(34,537)

See notes to unaudited financial statements

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

UNAUDITED COMBIMED STATEMENTS OF MEMBER’S EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	Member	Member	Retained
	Contributions	Distributions	Earnings	Total

Balance at December 31, 2012, as restated	$129,061	$(500)	$319,851	$448,412

Member contributions:
Contribution recognized for allocated general and administrative expense	65,955	-	-	65,955
Interest imputed on member loans	2,662	-	-	2,662

Net loss, as restated	-	-	(18,939)	(18,939)

Balance at June 30, 2013 As restated	$197,678	$(500)	$300,912	$498,090

See notes to unaudited financial statements

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$(18,939)	$(34,537)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, depletion and amortization	45,697	4,127
Accretion of asset retirement obligation	198	100
Contribution recognized for allocated general and administrative expenses	65,955	45,404
Gain from sale of oil and gas properties	-	(6,211)
Changes in operating assets and liabilities:
Accounts receivable - oil and gas sales	(19,678)	(3,836)
Accounts payable and accrued liabilities	(24,263)	5,413

Net cash provided from operating activities	48,970	10,460

Cash flows from investing activities:
Additions to oil and gas properties	(71,009)	(45,705)
Proceeds from sale of oil and gas properties	-	6,211

Net cash used in investing activities	(71,009)	(39,494)

Cash flows from financing activities:
Proceeds from member loans	22,000	30,500

Net cash provided by financing activities	22,000	30,500

Net (decrease) increase in cash and cash equivalents	(39)	1,466

Cash and cash equivalents at beginning of year	12,990	15

Cash and cash equivalents at end of year	$12,951	$1,481

Non-cash investing and financing activities:
Addition to oil and gas properties through increase in member loan	$6,095,237	$123,058
Capitalized imputed interest expense contributed by sole member related to member loans	$2,662	$-
Increase in joint interest billings payable for additions to oil and gas properties	$256,062	$-

See notes to unaudited financial statements

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS, CRITICAL ACCOUNTING POLICIES AND PRESENTATION

General

Arabella Exploration, Limited Liability Company (the "Company” or "Arabella”) was formed in 2011, to acquire interests in low risk prospective or currently producing oil and gas properties primarily in the Texas Permian Basin. The Company's business is affected by economic conditions in the United States and by the cyclical nature of the petroleum industry.

Substantially all of our oil and gas production is sold under short-term contracts which are market-sensitive. Accordingly, our results of operations and capital resources are highly dependent upon prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. These factors include the level of global supply and demand for oil and natural gas, market uncertainties, weather conditions, domestic governmental regulations and taxes, political and economic conditions in oil producing countries, price and availability of alternative fuels, and overall domestic and foreign economic conditions.

Combined Financial Statements

Our financial statements are presented on a combined basis to include the related financial statements of Arabella Petroleum, LLC (“Petroleum”) because the Company and Petroleum are under common control. The related financial statements of Petroleum include oil and gas properties that were owned by Petroleum during the reporting periods and transferred to the Company. The transfers were non-cash transactions in which the loan due to the sole member increased by the historical cost of the properties.. The transfers are accounted for as if they took place at the later of January 1, 2011, or the date the properties were acquired by Petroleum in accordance with Accounting Standards Codification (“ASC”) 805-50-45 issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses. We believe our estimates and assumptions are reasonable; however, actual results may differ materially from such estimates.

Presentation

In the opinion of management, our unaudited combined financial statements as of June 30, 2013 and for the six month periods ended June 30, 2013 and 2012 include all adjustments, which are of a normal and recurring nature, that are necessary for a fair presentation in accordance with GAAP. These interim results are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

Certain information and footnote disclosures normally included in the combined financial statements prepared in accordance with GAAP have been condensed or omitted in this Form TO pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 31, 2012.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS, CRITICAL ACCOUNTING POLICIES AND PRESENTATION, continued

Oil and Gas Properties

We follow the successful efforts method of accounting for oil and gas properties, whereby costs of productive wells, developmental dry holes and productive leases are capitalized into appropriate groups of properties based on geographical and geological similarities. These capitalized costs are amortized using the unit-of-production method based on estimated proved reserves. Proceeds from sales of properties are credited to property costs, and a gain or loss is recognized when a significant portion of an amortization base is sold or abandoned.

Exploration costs, including geological and geophysical expenses and delay rentals, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized but charged to exploration expense if and when the well is determined to be nonproductive. The determination of an exploratory well’s ability to produce must be made within one year from the completion of drilling activities. The acquisition costs of unproved acreage are initially capitalized and are carried at cost, net of accumulated impairment provisions, until such leases are transferred to proved properties or charged to exploration expense as impairments of unproved properties.

Revenue

We utilize the sales method of accounting for oil, natural gas and natural gas liquids revenues whereby revenues, net of royalties, are recognized as the production is sold to purchasers. The amount of gas sold may differ from the amount to which we are entitled based on our revenue interests in the properties. We did not have any significant gas imbalance positions at June 30, 2013, or December 31, 2012.

Income Taxes

During 2013 and 2012, we were not a taxable entity for federal income tax purposes. Accordingly, we do not directly pay federal income tax. Our taxable income or loss, which may vary substantially from the net income or net loss we report in our combined statement of operations, is includable in the federal income tax returns of the member.

We are subject to state income based taxes and we use the asset and liability method to account for state income taxes. Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in the statements of operations in the period that includes the enactment date. We had no deferred state income taxes for the six months ended June 30, 2013 or 2012.

Restatement

The accompanying financial statements have been restated to include the related financial statements of Petroleum and to properly recognize and accrete our asset retirement obligation. The restatement had the following impact on our financial statements:

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS, CRITICAL ACCOUNTING POLICIES AND PRESENTATION, continued

Restatement, continued

	June 30,	December 31,
	2013	2012
Balance sheet:
Increase in oil and gas properties	$837,354	$1,093,151
Increase in asset retirement obligation	5,631	2,963
Increase in loans due sole shareholder	832,379	1,090,429
Increase (decrease) in retained earnings	(656)	(241)

	June 30,	June 30,
	2013	2012
Income statement:
Increase in depreciation, depletion and amortization	$(198)	$(100)

There was no net impact on cash flows from operating, investing or financing activities.

2.	GOING CONCERN CONSIDERATIONS

Since our inception, we have been dependent on loans from our sole member to acquire working interests in various oil and gas properties and to support our operations. We are developing plans for future operations and funding of our business plan and as part of that plan, we are currently negotiating a reverse merger with a small public company to facilitate future fundraising and address current working capital needs. Our dependence on our sole member raises substantial doubt about our ability to continue as a going concern.

These financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our plans for the future will require a significant amount of capital and there can be no assurances that we will be able to raise adequate short-term working capital to sustain our current operations or that our oil and gas properties will ever provide adequate cash flows from operations to sustain our business. The Company's long-term viability as a going concern is ultimately dependent upon the productivity of our oil and gas properties.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

3.	OIL AND GAS PROPERTIES

The following is an analysis of capitalized costs for oil and gas properties as of June 30, 2013 and December 31, 2012:

	June 30,	December 31,
	2013	2012

Proved properties	$2,062,006	$500,883
Unproved properties	6,178,989	1,031,211

Total capitalized costs	8,240,995	1,532,094
Less accumulated depletion	(61,434)	(15,858)

Total	$8,179,561	$1,516,236

4.	ASSET RETIREMENT OBLIGATION

Changes in our asset retirement obligations (“ARO”) for the six months ended June 30, 2013 and 2012 are as follows:

	2012	2011

Beginning of period	$2,963	$2,796

Additions to ARO from new properties	2,470	-
Accretion expense	198	100

End of period	$5,631	$2,896

5.	RELATED PARTY TRANSACTIONS

Arabella Petroleum Company, LLC ("Petroleum") is the operator of certain wells in which we hold working interests and also shares office facilities and employees. Our sole member is also the sole member of Petroleum and certain costs of operations totaling $65,955 and $45,404 were allocated to us by Petroleum in the six months ended June 30, 2013 and 2012, respectively.

Petroleum, as operator of certain oil and gas wells in which we held working interest during the six months ended June 30, 2013 and 2012, billed us oil and gas property costs and lease operating expenses under joint interest billings. These costs totaled $298,515 and $0 for the six months ended June 30, 2013 and 2012, respectively.

In the six months ended June 30, 2013 and 2012, Petroleum assigned oil and gas properties to us, and we recorded those properties at their historic cost to Petroleum of $6,095,237 and $0, respectively.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

5.	RELATED PARTY TRANSACTIONS, continued

We have been dependent upon informal loans from its sole member to fund our acquisition of oil and gas properties and meet our operating cash flow requirements. The loans are unsecured and the member intends to formalize the note as a ten year non interest bearing note due in ten years. In the six months ended June 30, 2013 and 2012, we have imputed interest on the note at 3.25% and included the amount as member contributions of $2,662 and $0, respectively, in the statement of member’s equity. These loans are included in non current liabilities because the member has committed to not require repayment in the next twelve months at June 30, 2013 and December 31, 2012.

6.	SUBSEQUENT EVENTS

Subsequent to June 30, 2013, oil and gas properties totaling $832,379 were transferred to us from Petroleum. The transfer of these oil and gas properties was recognized and recorded on our Balance Sheet based upon Petroleum’s historic cost with an equal and offsetting increase in Loans due to our sole member. Our financial statements are presented on a combined basis to include our financial position, results of operations, changes in member’s equity and cash flows with the related financial statements associated with assets and debt to our sole member, transferred to us from Arabella Petroleum, LLC, subsequent to June 30, 2013, as if the transfers took place at the later of January 1, 2012 or the date the properties were acquired by Arabella Petroleum, LLC. in accordance with Accounting Standards Codification (“ASC”) 805-50-45 issued by the Financial Accounting Standards Board (“FASB”).

7.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

The estimates of proved oil and gas reserves utilized in the preparation of the combined financial statements were prepared by independent petroleum engineers. Such estimates are in accordance with guidelines established by the SEC and the FASB. All of our reserves are located in the United States. For information about our results of operations from oil and gas activities, see the accompanying combined statements of operations.

We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. In addition, a portion of our proved reserves are classified as proved undeveloped, which increases the imprecision inherent in estimating reserves which may ultimately be produced.

At December 31, 2011, we had no significant proved reserves and accordingly, our reserve information is as of December 31, 2012 and for the year then ended. Properties assigned to us and subsequently sold were treated as unproved properties.

The following table sets forth our estimated proved reserves together with the changes therein (Oil and NGL in Bbls, gas in Mcf, gas converted to BOE by dividing Mcf by six) for the year ended December 31, 2012 and for the six months ended June 30, 2013, giving effect to reserves associated with properties owned by Petroleum during the period and subsequently transferred to us:

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

7.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

	Oil	Gas	BOE

Balance at December 31, 2011, as restated	13,720	-	13,720

Purchase and assignment of minerals in place, as restated	153,280	378,511	216,365
Production	(679)	(1,338)	(902)

Balance at December 31, 2012, as restated	166,321	377,173	229,183

Purchase and assignment of minerals in place, as restated	316,663	446,402	391,063
Change in pricing	(33)	-	(33)
Production	(1,194)	(2,411)	(1,595)

Balance at June 30, 2013	481,757	821,164	618,618

The standardized measure of discounted future net cash flows relating to estimated proved reserves as of June 30, 2013 and December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2013, was as follows (In thousands):

	June 30,	December
	2013	31, 2012
	(Restated)	(Restated)

Future cash inflows	$45,393	$17,034
Future costs:
Production	(10,189)	(4,326)
Development	(11,686)	(5,761)

Future net cash inflows	23,518	6,947
10% discount factor	(14,208)	(4,286)

Standardized measure of discounted net cash flows	$9,310	$2,661

Changes in the standardized measure of discounted future net cash flows relating to estimated proved reserves for the six months ended June 30, 2013 and for the year ended December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2013, were as follows (In thousands):

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

7.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

	June 30,	December
	2013	31, 2012
	(Restated)	(Restated)

Standardized measure at beginning of period	$2,661	$94

Sales, net of production costs	(97)	(50)
Purchases and assignments of minerals in place	6,746	2,617

Standardized measure at end of period	$9,310	$2,661

The estimated present value of future cash flows relating to estimated proved reserves is extremely sensitive to prices used at any measurement period. The average prices used for each commodity for the six months ended June 30, 2013 and for the year ended December 31, 2012 were as follows:

	Average Price
	Oil	Gas

December 31, 2012	$89.14	$7.23
June 30, 2013	88.08	6.47

Average prices for June 30, 2013 and December 31, 2012 were based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the previous twelve month periods to June 30, 2013 and December 31, 2012.

Analysis of Reserves

The following table presents Arabella’s estimated net proved oil and natural gas reserves and the present value of Arabella’s reserves as of December 31, 2012 and June 30, 2013, based on the reserve report prepared by WPC, and such reserve reports have been prepared in accordance with the rules and regulations of the SEC. All Arabella’s proved reserves included in the reserve reports are located in North America.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

8.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

Analysis of Reserves, continued

	Historical(1)	Restated (2)
	June 30,	December 31,
	2013	2012

Estimated proved developed reserves:
Oil (MBbls)	113.1	7.7
Natural gas (MMcf)	147.4	6.4
Natural gas liquids (MBbls)	-	-
Total (MBOE)	137.6	8.8
Estimated proved undeveloped reserves:
Oil (MBbls)	368.6	158.6
Natural gas (MMcf)	673.8	370.8
Natural gas liquids (MBbls)	-	-
Total (MBOE)	480.9	222.1
Estimated Net Proved Reserves:
Oil (MBbls)	481.8	166.3
Natural gas (MMcf)	821.2	377.2
Natural gas liquids (MBbls)	-	-
Total (MBOE)	618.6	229.2
Percent proved developed	22.2%	3.8%

Estimated probable developed reserves
Oil (MBbls)	-	-
Natural gas (MMCF)	-	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	-	-
Estimated probable undeveloped reserves
Oil (MBbls)	2,139.6	1,414.8
Natural gas (MMCF)	2,995.5	1,980.7
Natural gas liquids (MBbls)	-	-
Total (MBOE)	2,638.9	1,744.9

Estimated possible developed reserves
Oil (MBbls)	-	-
Natural gas (MMCF)	-	-
Natural gas liquids (MBbls)	-	-
Total (MBOE)	-	-
Estimated possible undeveloped reserves
Oil (MBls)	4,636.4	297.9
Natural gas (MMCF)	6,575.2	417.1
Natural gas liquids (MBbls)	-	-
Total (MBOE)	5,732.3	367.4

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

8.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

Analysis of Reserves, continued

(1)	Estimates of reserves as of December 31, 2012 and 2011 and through August 31, 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month periods ended December 31, 2012 and 2011 and through August 31, 2013, respectively, in accordance with revised SEC guidelines applicable to reserves estimates as of the end of such periods. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Arabella’s net revenue interest in Arabella’s properties. Although Arabella believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)	The reserves at December 31, 2012 and 2011 have been restated, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2012 and 2013.

The foregoing reserves are all located within the continental United States. Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Arabella has not filed any estimates of total, proved net oil or natural gas reserves with any federal authority or agency other than the SEC.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
COMBINED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2012 and 2011

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-18

Combined Financial Statements:

Combined Balance Sheets	F-19

Combined Statements of Operations	F-20

Combined Statement of Changes in Members' Equity	F-21

Combined Statements of Cash Flows	F-22

Notes to Combined Financial Statements	F-23 – F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Arabella Exploration, Limited Liability Company:

We have audited the accompanying combined balance sheets of Arabella Exploration, Limited Liability Company (the Company) as of December 31, 2012 and 2011, and the related combined statements of operations and member’s equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Arabella Exploration, Limited Liability Company as of December 31, 2012 and 2011, and the results of its operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the combined financial statements and discussed in Note 2, the Company has incurred recurring losses from operations and is dependent on outside sources of financing for continuation of its operations. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 2. These combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As further discussed in Note 1, the accompanying combined financial statements have been restated to properly account for the Company’s asset retirement obligation and to present transfers of assets received in 2013 from Arabella Petroleum, LLC, a company under common control, as if the transfers took place at the later of January 1, 2011 or the date the properties were acquired by Arabella Petroleum, LLC.

/s/ Ham, Langston & Brezina, LLP

Houston, Texas

October 18, 2013, except for notes 1, 2, 4, 6, 7 and 8 as to which the date is December 12, 2013

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
COMBINED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

	2012	2011
	(Restated)	(Restated)
ASSETS

Current assets:
Cash and cash equivalents	$12,990	$15
Accounts receivable - oil and gas sales	7,588	4,967

Total current assets	20,578	4,982

Prepaid drilling costs to Arabella Petroleum Company, LLC	219,495	64,318
Oil and gas properties, successful efforts method	1,516,236	127,993

Total assets	$1,756,309	$197,293

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$20,000	$11,252
Accrued joint interest billings payable	42,238	-

Total current liabilities	62,238	11,252

Loans due to sole member	1,242,696	154,709
Asset retirement obligation	2,963	2,796

Total liabilities	1,307,897	168,757

Commitments and contingencies

Member’s equity:
Member contributions	129,061	30,501
Members distributions	(500)	(500)
Retained earnings (accumulated deficit)	319,851	(1,465)

Total member’s equity	448,412	28,536

Total liabilities and member’s equity	$1,756,309	$197,293

The accompanying notes are an integral part of the combined financial statements.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Restated)	(Restated)
Revenues:
Oil and gas revenue	$65,881	$16,543
Other operating revenue – gain on sale of oil and gas properties	402,901	34,467

Total revenues	468,782	51,010

Costs and expenses:
Lease operating expenses	12,526	5,753
Ad valorem and production taxes	3,174	819
Depreciation, depletion and amortization	27,696	5,724
Accretion of asset retirement obligation	215	97
General and administrative expenses	10,010	10,011
General and administrative expenses allocated from Arabella Petroleum Company, LLC	93,845	30,071

Total costs and expenses	147,466	52,475

Net income (loss)	$321,316	$(1,465)

The accompanying notes are an integral part of the combined financial statements.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY

COMBINED STATEMENTS OF MEMBER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Member	Member	Retained
	Contributions	Distributions	Earnings	Total

Balance at December 31, 2010	$-	$-	$-	$-

Member contributions:
Cash contributions	60	-	-	60
Contribution recognized for allocated general and administrative expense	30,071	-	-	30,071
Interest imputed on member loans	370	-	-	370

Member distributions	-	(500)	-	(500)

Net loss, as restated	-	-	(1,465)	(1,465)

Balance at December 31, 2011, as restated	30,501	(500)	(1,465)	28,536

Member contributions:
Contribution recognized for allocated general and administrative expense	93,845	-	-	93,845
Interest imputed on member loans	4,715	-	-	4,715

Net income, as restated	-	-	321,316	321,316

Balance at December 31, 2012, as restated	$129,061	$(500)	$319,851	$448,412

The accompanying notes are an integral part of the combined financial statements.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$321,316	$(1,465)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation, depletion and amortization	27,696	5,724
Accretion of asset retirement obligation	215	97
Contribution recognized for allocated general and administrative expenses	93,845	30,071
Gain from sale of oil and gas properties	(402,901)	(34,467)
Changes in operating assets and liabilities:
Accounts receivable - oil and gas sales	(2,621)	(4,967)
Accounts payable and accrued liabilities	50,986	11,252

Net cash provided by operating activities	88,536	6,245

Cash flows from investing activities:
Additions to oil and gas properties	(526,642)	(68,771)
Proceeds from sale of oil and gas properties	592,702	34,667
Prepaid drilling costs	(155,177)	(64,318)

Net cash used in investing activities	(89,117)	(98,422)

Cash flows from financing activities:
Proceeds from member contributions	-	60
Member distributions	-	(500)
Proceeds from member loans	74,942	92,632
Repayment of member loans	(61,386)	-

Net cash provided by financing activities	13,556	92,192

Net (decrease) increase in cash and cash equivalents	12,975	15

Cash and cash equivalents at beginning of year	15	-

Cash and cash equivalents at end of year	$12,990	$15

Non-cash investing and financing activities:
Addition to oil and gas properties through increase in member loan	$1,074,431	$62,077
Capitalized imputed interest expense contributed by sole member related to member loans	$4,715	$370
Increase in oil and gas properties through recognition of asset retirement obligation	$2,638	2,699

The accompanying notes are an integral part of the combined financial statements.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General

Arabella Exploration, Limited Liability Company (the "Company") was formed in 2009, to acquire interests in low risk prospective or currently producing oil and gas properties primarily in the Texas Permian Basin. The Company's business is affected by economic conditions in the United States and by the cyclical nature of the petroleum industry. We did not engage in any significant activity until the third quarter of 2011.

Substantially all of our oil and gas production is sold under short-term contracts which are market-sensitive. Accordingly, our results of operations and capital resources are highly dependent upon prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. These factors include the level of global supply and demand for oil and natural gas, market uncertainties, weather conditions, domestic governmental regulations and taxes, political and economic conditions in oil producing countries, price and availability of alternative fuels, and overall domestic and foreign economic conditions.

Combined Financial Statements

Our financial statements are presented on a combined basis to include the related financial statements of Arabella Petroleum, LLC (“Petroleum”) because the Company and Petroleum are under common control. The related financial statements of Petroleum include oil and gas properties totaling $1,090,429 which were owned by Petroleum prior to 2013 and transferred to the Company in 2013. The transfers were a non-cash transaction in which the loan due to the sole member increased by $1,090,429. The transfers are accounted for as if they took place at the later of January 1, 2011, or the date the properties were acquired by Petroleum in accordance with Accounting Standards Codification (“ASC”) 805-50-45 issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The process of preparing combined financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses. We believe our estimates and assumptions are reasonable; however, actual results may differ materially from such estimates. The most significant estimates and assumptions we made are used in determining:

•	Provisions for depreciation, depletion and amortization and estimates of non-equity plans are based on estimates of proved reserves;

•	Impairments of long-lived assets are based on estimates of future net cash flows and, when applicable, the estimated fair values of impaired assets;

•	Asset retirement obligations are based on estimates regarding the timing and cost of future asset retirements.

Cash and Cash Equivalents

We consider highly liquid debt instruments with an original maturity of three months or less, when purchased, to be cash equivalents.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

The Company places temporary cash investments with financial institutions and invests in those institutions and instruments that management believes have minimal credit risk and market risk. At December 31, 2012 and 2011, the Company holds only demand deposits. Balances may periodically exceed federal deposit insurance limitations.

Trade accounts receivables consist primarily of amounts due to us for sales of oil and gas. We assess the collectability of all receivables on an ongoing basis by considering its historical credit loss experience, current economic conditions, and other relevant factors. Based on this analysis, we determined that no allowance of was necessary at December 31, 2012 or 2011. Our most significant concentrations of credit risk lies with oil and gas companies operating in the United States. All of our proved reserves are located in the United States.

Oil and Gas Properties

We follow the successful efforts method of accounting for oil and gas properties, whereby costs of productive wells, developmental dry holes and productive leases are capitalized into appropriate groups of properties based on geographical and geological similarities. These capitalized costs are amortized using the unit-of-production method based on estimated proved reserves. Proceeds from sales of properties are credited to property costs, and a gain or loss is recognized when a significant portion of an amortization base is sold or abandoned.

Exploration costs, including geological and geophysical expenses and delay rentals, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized but charged to exploration expense if and when the well is determined to be nonproductive. The determination of an exploratory well’s ability to produce must be made within one year from the completion of drilling activities. The acquisition costs of unproved acreage are initially capitalized and are carried at cost, net of accumulated impairment provisions, until such leases are transferred to proved properties or charged to exploration expense as impairments of unproved properties.

Capitalized Interest

Interest costs associated with our inventory of unproved oil and gas property lease acquisition costs, if any, are capitalized during the periods for which exploration activities are in progress. During the years ended December 31, 2012 and 2011, we capitalized interest costs of $4,715 and $370, respectively.

Valuation of Property and Equipment

Our long-lived assets, including proved oil and gas properties, are assessed for potential impairment in their carrying values, based on depletable groupings, whenever events or changes in circumstances indicate such impairment may have occurred. Impairment is recognized when the estimated undiscounted future net cash flows of the asset are less than its carrying value. Any such impairment is recognized based on the difference in the carrying value and estimated fair value of the impaired asset.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Valuation of Property and Equipment, continued

Unproved oil and gas properties are periodically assessed, and any impairment in value is charged to exploration costs. The amount of impairment recognized on unproved properties which are not individually significant is determined by impairing the costs of such properties within appropriate groups based on our historical experience, acquisition dates and average lease terms. The valuation of unproved properties is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual realizable values.

Asset Retirement Obligation

We recognize a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets and capitalize an equal amount as a cost of the asset. The cost associated with the asset retirement obligation, along with any estimated salvage value, is included in the computation of depreciation, depletion and amortization.

Revenue

We utilize the sales method of accounting for oil, natural gas and natural gas liquids revenues whereby revenues, net of royalties, are recognized as the production is sold to purchasers. The amount of gas sold may differ from the amount to which we are entitled based on our revenue interests in the properties. We did not have any significant gas imbalance positions at December 31, 2012 or 2011.

Income Taxes

During 2012 and 2011, we were not a taxable entity for federal income tax purposes. Accordingly, we do not directly pay federal income tax. Our taxable income or loss, which may vary substantially from the net income or net loss we report in our combined statement of income, is includable in the federal income tax returns of the member. The aggregate difference in the basis of our net assets for financial compared to tax reporting purposes is not determined at December 31, 2012 or 2011 because it is dependent on the tax circumstances of the member.

We are subject to state income based taxes and we use the asset and liability method to account for state income taxes. Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in the statements of operations in the period that includes the enactment date. We had no state income tax provision in the years ended December 31, 2012 and 2011.

Fair Value of Financial Instruments

Fair value estimates of financial instruments as per Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 "Fair Value Measurements and Disclosure", are based on relevant market information and may be subjective in nature and involve uncertainties and matters of significant judgment. We believe that the carrying value of our assets and liabilities approximates the fair value of such items. We do not hold or issue financial instruments for trading purposes.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments, continued

We include fair value information in the notes to combined financial statements when the fair value of financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Restatement

The accompanying combined financial statements have been restated to properly recognize and accrete our asset retirement obligation and to present transfers of assets received in 2013 from Arabella Petroleum, LLC, a company under common control, as if the transfers took place at the later of January 1, 2011, or the date the properties were acquired by Arabella Petroleum, LLC. The restatement had the following impact on our combined financial statements:

	2012	2011
Balance Sheet:
Increase in oil and gas properties	$1,093,151	$64,595
Increase in asset retirement obligation	2,963	2,796
Increase in loans due to sole member	1,090,429	62,077
Increase (decrease) in retained earnings	(241)	(278)

Statement of Operations:
Increase in gain from sale of oil and gas properties	$374	-
Increase in depreciation, depletion and amortization	(122)	(181)
Increase in accretion of asset retirement obligation	(215)	(97)

	$37	$(278)

Recent Accounting Pronouncements

In December 2011 the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). ASU 2011-11 will require entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. Application of the ASU is required for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. At that time we will make the necessary disclosures. The adoption of ASU 2011-11 will not impact our future financial position, results of operation or liquidity.

2.	GOING CONCERN CONSIDERATIONS

Since our inception, we have been dependent on loans from our sole member to acquire working interests in various oil and gas properties and to support our operations. We are developing plans for future operations and funding of our business plan and as part of that plan, we are currently negotiating a reverse merger with a small public company to facilitate future fundraising and address current working capital needs. Our dependence on our sole member raises substantial doubt about our ability to continue as a going concern.

These combined financial statements do not include any adjustment that might result from the outcome of this uncertainty.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

2.	GOING CONCERN CONSIDERATIONS, continued

Our plans will require a significant amount of capital and there can be no assurances that we will be able to raise adequate short-term working capital to sustain our current operations or that our oil and gas properties will ever provide adequate cash flows from operations to sustain our business. The Company's long-term viability as a going concern is ultimately dependent upon the productivity of our oil and gas properties.

3.	ACCOUNTS RECEIVABLE - OIL AND GAS SALES AND MAJOR CUSTOMERS

At December 31, 2012 and 2011, we had accounts receivable from sale of oil and gas of $7,588 and 4,967, respectively. The balance includes amounts due from customers that accounted for 10% or more of our oil and gas revenue in 2012 and 2011. Following is an analysis of accounts receivable from our major customers at December 31, 2012 and 2011:

	Accounts Receivable
	2012	2011

Customer 1	$1,702	$4,627
Customer 2	2,139	340

Following is related sales information for 2012 and 2011:

	Revenue
	2012	2011

Customer 1	$41,778	$15,886
Customer 2	20,605	657

4.	OIL AND GAS PROPERTIES

The following is an analysis of costs incurred with respect to oil and gas properties in 2012 and 2011:

	2012	2011
	(Restated)	(Restated)
Property acquisitions:
Proved	$105,294	$-
Unproved	969,137	62,277
Developmental costs	531,357	-
Exploratory costs	-	68,941

Total	$1,605,788	$131,218

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

4.	OIL AND GAS PROPERTIES, continued

The following is an analysis of capitalized costs for oil and gas properties as of December 31, 2012 and 2011.

	2012	2011
	(Restated)	(Restated)

Proved properties	$500,883	$-
Unproved properties	1,031,211	133,717

Total capitalized costs	1,532,094	133,717
Less accumulated depletion	(15,858)	(5,724)

Total	$1,516,236	$127,993

Depletion expense was $27,696 and $5,724 for 2012 and 2011, respectively. Sales of oil and gas properties reduced accumulated depletion by $17,562 in 2012.

5.	RELATED PARTY TRANSACTIONS

Arabella Petroleum Company, LLC ("Petroleum") is the operator of certain wells in which we hold working interests and also shares office facilities and employees. Our sole owner is also the sole owner of Petroleum and certain costs of operations are allocated to us by Petroleum as follows:

	2012	2011

Depreciation expense	$3,853	$359
General liability insurance	4,388	1,783
Legal and professional fees	3,412	1,071
Office and equipment rental	13,735	6,402
Office supplies	3,543	831
Other general and administrative	22,107	7,975
Salaries, wages and employee benefits	12,625	2,489
Software and computer related	10,159	4,401
Telephone and internet	2,750	1,165
Travel	17,273	3,595

	$93,845	$30,071

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

5.	RELATED PARTY TRANSACTIONS, continued

Petroleum, as operator of certain oil and gas wells in which we held working interest during 2012 and 2011, billed us oil and gas property costs under joint interest billing, as follows:

	2012	2011

Prepaid drilling costs	$225,932	$-

Oil and gas properties:
Intangible drilling and completion costs	179,107	-
Lease and well equipment	70,328	-
Lease acquisition costs	46,079	200

Oil and gas revenues from wells operated by Petroleum was $702 and $-0- in 2012 and 2011, respectively. Additionally, the gain from sale of oil and gas properties of $402,527 and $34,467 for 2012 and 2011, were on properties assigned to us by Petroleum.

Subsequent to December 31, 2012, Petroleum, a company under common control, transferred and assigned properties to us and these financial statements are presented on a combined basis, as if the transfers took place at the later of January 1, 2011 or the date the properties were acquired by Petroleum (See notes 1 and 7).

We have been dependent upon informal loans from its sole member to fund our acquisition of oil and gas properties and meet our operating cash flow requirements. The loans are unsecured and the member intends to formalize the note as a ten year non interest bearing note due in ten years. In 2012 and 2011, we have imputed interest on the note at 3.25% and included the amount as member contributions of $370 and $4,715, respectively, in the statement of member’s equity. These loans are included in non current liabilities because the member has committed to not require repayment in the next twelve months at December 31, 2012 and 2011.

6.	ASSET RETIREMENT OBLIGATION

Changes in our asset retirement obligations (“ARO”) for 2012 and 2011 are as follows:

	2012	2011

Beginning of year	$2,796	$-

Additions to ARO from new properties	2,638	2,699
Sales or abandonments of properties	(2,686)	-
Accretion expense	215	97

End of year	$2,963	$2,796

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

7.	SUBSEQUENT EVENTS AND PROFORMA FINANCIAL INFORMATION

At December 31, 2013 and 2012, the oil and gas properties totaling $1,090,429 that were owned by Petroleum prior to 2013 and transferred to the Company in 2013 were recorded on the Balance Sheets, because the Company and Petroleum are under common control. In 2013 Petroleum transferred additional oil and gas properties totaling $6,157,314 to the Company that were originally acquired by Petroleum during the first six months of 2013. These additional property transfers were recorded in 2013 at Petroleum’s historical cost because they were not owned under common control at December 31, 2012. These additional property transfers were recorded as non-cash transactions in 2013 that increased the loans due to sole member by $6,157,314.

The accompanying proforma condensed balance sheet is unaudited and illustrate the effect of property transfers from Petroleum as if the transfer described in the previous paragraph occurred on December 31, 2012. The proforma combined balance sheet as of December 31, 2012, is based on the historical balance sheets of the Company and the properties of Petroleum at that date and assumes the transfer of properties then owned by Petroleum took place at that date. The proforma statements of operations for the year ended December 31, 2012, is not presented because the property transfers had no impact on the historical statements of operations of the Company. The proforma condensed statements of cash flows for the year ended December 31, 2012 is not presented because the property transfers had no impact on cash flows from operations, cash flows from investing or cash flows from financing activities. The property transfers were recorded as non-cash transactions in 2013 that increased the loans due to sole member by $6,157,314.

The proforma condensed combined financial statements may not be indicative of the actual results of the transfers. The accompanying proforma condensed combined financial statements should be read in connection with the historical financial statements of the Company, including the related notes, and other financial information included in this filing.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

7.	SUBSEQUENT EVENTS AND PROFORMA FINANCIAL INFORMATION, continued

Proforma Balance Sheet

	Arabella	Proforma	Proforma
	Combined	Adjustments	Balance
	Restated
ASSETS

Current assets:
Cash and cash equivalents	$12,990	$-	$12,990
Accounts receivable - oil and gas
Sales	7,588	-	7,588

Total current assets	20,578	-	20,578

Prepaid drilling costs to Arabella
Petroleum Company, LLC	219,495	-	219,495
Oil and gas properties, successful efforts method	1,516,236	6,157,314	7,673,550

Total assets	$1,756,309	$6,157,314	$7,913,623

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
Accounts payable and accrued
Liabilities	$20,000	$-	$20,000
Accrued joint interest billings payable	42,238	-	42,238

Total current liabilities	62,238		62,238

Loans due to sole member	1,242,696	6,157,314	7,400,010
Asset retirement obligation	2,963	-	2,963

Total liabilities	1,307,897	6,157,314	7,465,211

Commitments and contingencies

Members' equity:
Member contributions	129,061	-	129,061
Distributions to members	(500)	-	(500)
Retained earnings	319,851	-	319,851

Total members' equity	448,412	-	448,412

Total liabilities and members' Equity	$1,756,309	$6,157,314	$7,913,623

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

8.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

The estimates of proved oil and gas reserves utilized in the preparation of the combined financial statements were prepared by independent petroleum engineers. Such estimates are in accordance with guidelines established by the SEC and the FASB. All of our reserves are located in the United States. For information about our results of operations from oil and gas activities, see the accompanying combined statements of operations.

We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. In addition, a portion of our proved reserves are classified as proved developed nonproducing and proved undeveloped, which increases the imprecision inherent in estimating reserves which may ultimately be produced.

At December 31, 2011, we had no significant proved reserves and accordingly, our reserve information is as of December 31, 2012 and for the year then ended. Properties assigned to us and subsequently sold were treated as unproved properties. We had capital costs relating to exploratory wells pending the determination of proved reserves $-0- and $63,398 for the year ended December 31, 2012 and 2011, respectively. All capital costs related to exploratory wells at December 31, 2011 were transferred to proved properties in 2012.

The following table sets forth estimated proved reserves together with the changes therein (Oil and NGL in Bbls, gas in Mcf, gas converted to BOE by dividing Mcf by six) for the year ended December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2013:

	Oil	Gas	BOE

Balance at December 31, 2010	-	-	-

Purchase and assignment of minerals in place, as restated	13,720	-	13,720

Balance at December 31, 2011, as restated	13,720	-	13,720

Purchase and assignment of minerals in place, as restated	153,280	378,511	216,365
Production	(679)	(1,338)	(902)

Balance at December 31, 2012, as restated	166,321	377,173	229,183

The standardized measure of discounted future net cash flows relating to estimated proved reserves as of December 31, 2012 and 2011, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2013, was as follows (In thousands):

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

8.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

	2012	2011
	(Restated)	(Restated)

Future cash inflows	$17,034	$1,146
Future costs:
Production	(4,326)	(466)
Development	(5,761)	(225)

Future net cash inflows	6,947	455
10% discount factor	(4,286)	(361)

Standardized measure of discounted net cash flows	$2,661	$94

Changes in the standardized measure of discounted future net cash flows relating to estimated proved reserves for the year ended December 31, 2012, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2013, were as follows (In thousands):

	2012	2011
	(Restated)	(Restated)

Standardized measure at beginning of period	$94	$-

Sales, net of production costs	(50)	-
Purchases and assignments of minerals in place	2,617	94

Standardized measure at end of period	$2,661	$94

The estimated present value of future cash flows relating to estimated proved reserves is extremely sensitive to prices used at any measurement period. The average prices used for each commodity for the year ended December 31, 2012 was as follows:

	Average Price
	Oil	Gas

December 31, 2012	$89.14	$7.23

Average prices for December 31, 2012 were based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the period from January through December during each respective calendar year.

Analysis of Reserves

The following table presents Arabella’s estimated net proved oil and natural gas reserves and the present value of Arabella’s reserves as of December 31, 2012 and 2011 and June 30, 2013 pro-forma reserves, based on the reserve report prepared by WPC, and such reserve reports have been prepared in accordance with the rules and regulations of the SEC. All Arabella’s proved reserves included in the reserve reports are located in North America.

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

8.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

Analysis of Reserves, continued

	Proforma (3)	Historical(1)	Restated (2)
	June 30,	December 31,	December 31,
	2013	2012	2011

Estimated proved developed reserves:
Oil (MBbls)	113.1	7.7	-
Natural gas (MMcf)	147.4	6.4	-
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	137.6	8.8	-
Estimated proved undeveloped reserves:
Oil (MBbls)	368.6	158.6	13.7
Natural gas (MMcf)	673.8	370.8	-
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	480.9	222.1	13.7
Estimated net proved reserves:
Oil (MBbls)	481.8	166.3	13.7
Natural gas (MMcf)	821.2	377.2	-
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	618.6	229.2	13.7
Percent proved developed	22.2%	3.8%	-%

Estimated probable developed reserves
Oil (MBbls)	-	-	-
Natural gas (MMCF)	-	-	-
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	-	-	-
Estimated probable undeveloped reserves
Oil (MBbls)	2,139.6	1,414.8	-
Natural gas (MMCF)	2,995.5	1,980.7	-
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	2,638.9	1,744.9	-

Estimated possible developed reserves
Oil (MBls)	-	-	-
Natural gas (MMCF)	-	-	-
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	-	-	-
Estimated possible undeveloped reserves
Oil (MBls)	4,636.4	297.9	149.8
Natural gas (MMCF)	6,575.2	417.1	208.5
Natural gas liquids (MBbls)	-	-	-
Total (MBOE)	5,732.3	367.4	183.6

ARABELLA EXPLORATION, LIMITED LIABILITY COMPANY
NOTES TO COMBINED FINANCIAL STATEMENTS

8.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), continued

Analysis of Reserves, continued

(1) Estimates of reserves as of December 31, 2012 and 2011 and June 30, 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month periods ended December 31, 2012 and 2011 and June 30, 2013, respectively, in accordance with revised SEC guidelines applicable to reserves estimates as of the end of such periods. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Arabella’s net revenue interest in Arabella’s properties. Although Arabella believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2) The reserves at December 31, 2012 and 2011 have been restated, giving effect to reserves associated with properties owned by Petroleum during the period and transferred to us in 2012 and 2013.

The foregoing reserves are all located within the continental United States. Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Arabella has not filed any estimates of total, proved net oil or natural gas reserves with any federal authority or agency other than the SEC.

(3) Gives effect to the properties Petroleum acquired and transferred to Arabella in 2013.

