Form 20-F/A
period 2013-12-31
ARABELLA EXPLORATION, INC.
filed 2014-05-29
CIK 1506374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 20-F/A

(Amendment No. 1)
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

Date of event requiring this shell company report: ____________

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE: This Amendment No. 1 to the Annual Report on Form 20-F is being filed solely to furnish the Reserve Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of the registrant as of December 31, 2013 filed as Exhibit 15.1. No other changes have been made to the Form 20-F, as originally filed on May 15, 2014.

PART III

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

10.2	Voting Agreement among the Registrant and the signatories thereto***

10.3	Registration Rights Agreement dated December 24, 2013***

10.4	Employment Agreement of Jason Hoisager dated December 24, 2013***

10.5	Lock-Up Agreement dated December 24, 2013***

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002****

15.1	Reserve Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of December 31, 2013

101	Interactive Data Files****
______________
*           Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334).

**         Incorporated by reference to the Report of Foreign Private Issuer dated October 25, 2013.

***       Incorporated by reference to the Form 20-F filed on December 31, 2013.

****     Filed as an exhibit to the Form 20-F for the year ended December 31, 2013, filed on May 15, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARABELLA EXPLORATION, INC.
May 29, 2014	By:	/s/ Jason Hoisager
	Name:	Jason Hoisager
	Title:	Chief Executive Officer